As filed with the Securities and Exchange Commission on February 18, 2004

Registration Number 333-111096

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM SB-2

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Marchex, Inc.

(Name of small business issuer in its charter)

Delaware	7389	35-2194038
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

Marchex, Inc. 2101 Fourth Avenue Suite 1980 Seattle, Washington 98121 (206) 774-5000	Russell C. Horowitz Chairman and Chief Executive Officer Marchex, Inc. 2101 Fourth Avenue Suite 1980 Seattle, Washington 98121 (206) 774-5000
(Address and telephone number of principal executive offices and principal place of business)	(Name, address and telephone number of agent for service)

Copies to:

Francis J. Feeney, Jr., Esq. Nixon Peabody LLP 101 Federal Street Boston, MA 02110 (617) 345-1000	Michael Jay Brown, Esq. Dorsey & Whitney LLP 1420 Fifth Avenue Suite 3400 Seattle, WA 98101 (206) 903-8800

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box:  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated February 18, 2004

4,000,000 shares

Marchex, Inc.

Class B Common Stock

This is our initial public offering of shares of our Class B common stock. No public market currently exists for any shares of our capital stock. We anticipate the initial public offering price of our Class B common stock will be from $6.00 to $7.00 per share. This price may not reflect the market price of our Class B common stock after our offering.

We have two classes of authorized common stock:  Class A common stock and Class B common stock. All of our outstanding Class A common stock is beneficially owned by our founding officers. Holders of our Class B common stock are entitled to one vote per share, while holders of our Class A common stock are entitled to twenty-five votes per share, on all matters submitted to a vote of our stockholders.

We have applied to list our Class B common stock on the NASDAQ National Market and have reserved the trading symbol “MCHX.”

This offering involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our Class B common stock in “ Risk Factors” beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

As additional compensation to the underwriters, we have granted the representative of the underwriters a warrant, exercisable over a period commencing one year after the offering date and ending five years from the offering date, to purchase 120,000 shares of our Class B common stock at an exercise price equal to 130% of the initial public offering price.

We granted the underwriters a 30-day option to purchase up to 600,000 shares of Class B common stock at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $             and our total proceeds, before expenses, will be $            .

The underwriters are offering the Class B common stock on a firm commitment basis, such that the underwriters will purchase all offered shares if any of such shares are not purchased. National Securities, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

Our directors, officers and employees will purchase up to 600,000 shares at the initial public offering price. At our request, the underwriters have reserved shares at the initial public offering price for this purpose. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

National Securities Corporation

The date of this prospectus is February     , 2004.

[INSIDE FRONT COVER]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class B common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class B common stock.

Until            , 2004, 25 days after the date of this offering, all dealers that effect transactions in our Class B common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus while acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our Class B common stock. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” refer to Marchex, Inc. and its wholly-owned subsidiaries, including Enhance Interactive, Inc. (f/k/a ah-ha.com, Inc.), and TrafficLeader, Inc. (f/k/a Sitewise Marketing, Inc.), on a consolidated basis.

Our Company

We provide technology-based services to merchants engaged in online transactions. Our objective is to be a leader in terms of growth, profitability, technological innovation, and business model innovation. We anticipate achieving our objectives through a combination of consolidation opportunities, growing those businesses we acquire, internal development initiatives and strategic relationships.

We believe there is a significant, long-term opportunity to capture market share of online transactions, and services that support online transactions, by building a profitable, diversified global company that provides a wide range of technology-based services to merchants, including: Web site infrastructure and development services; online payment and commerce infrastructure; promotional tools to market and sell products and services; and automated tools to manage and track online transactions. We intend to leverage the experience of our senior management to capture this opportunity, as they have substantial operational and strategic experience, including experience in building and managing public companies, executing acquisitions and forming strategic relationships.

Our current operating businesses are in the performance-based advertising and search marketing industries, primarily focused on helping merchants market and sell their products and services via the Internet. We currently provide our merchant customers with the following technology-based services:

•	Performance-Based Advertising primarily includes pay-per-click and paid inclusion services.

•	Pay-Per-Click Services. With pay-per-click services, merchant advertisers purchase keywords based on an amount they choose for a targeted placement, usually within search engine results.

•	Paid Inclusion Services. With paid inclusion services, merchant advertisers pay for their Web pages and product databases to be crawled, or searched, and indexed and included primarily within search engine and shopping engine results. Generally, the paid inclusion results are presented separately from the pay-per-click results.

•	Search Marketing is designed for merchant advertisers who are focused on acquiring customers through search-based marketing methods, such as pay-per-click management (“advertising campaign management”), enhancing the performance of their campaigns through tracking and analyzing historical results (“conversion tracking and analysis”), and refining their Web sites for increased relevance in algorithmic search engine indexes (“search engine optimization”).

In support of our partners and merchants, we devote resources to developing and building proprietary technology-based products and services that we believe are innovative and provide a high degree of utility. Additionally, we continually evaluate opportunities to evolve existing technologies and business models, and we regularly consider possible acquisitions and strategic relationships.

Our Industry

Internet-based transactions between consumers and merchants have grown rapidly in recent years. This growth is the result of decreasing price points of Internet access devices coupled with corresponding performance gains of such devices; a large installed base of personal computers in the workplace and home; penetration of broadband technologies and increased Internet usage; and the emergence of compelling commerce opportunities and a growing awareness among consumers of the convenience and other benefits of online shopping. We believe that today’s consumers are becoming increasingly confident that they can find comprehensive product information and securely transact online. Additionally, we believe merchants’ abilities to more efficiently and effectively acquire and monetize customers have also led to a steady increase in merchants coming online and therefore in the number of online transactions.

We believe there is a significant, long-term opportunity to capture market share of online transactions and services that support online transactions, by building a profitable, diversified global company that provides a wide range of technology-based services to merchants, including: Web site infrastructure and development services; online payment and commerce infrastructure; promotional tools to market and sell products and services; and automated tools to manage and track online transactions. On an ongoing basis, we intend to evaluate points in the merchant transactions value chain that will provide the greatest opportunity for us to build and acquire offerings with the following characteristics: growth, scalability, profitability and defensibility.

Our Strategy

We intend to leverage our senior management’s experience, our financial and human resources, and our existing operating businesses to provide technology-based services for merchants engaged in online transactions. Key elements of our strategy include the following initiatives:

•	provide quality services in support of merchants and distribution partners;

•	increase the number of merchants served;

•	continue to innovate and develop proprietary technologies and intellectual property;

•	pursue selective acquisition and consolidation opportunities;

•	drive increased profitability through revenue growth and operating leverage; and

•	develop new markets.

Our Relationship with Our Founding Officers

In connection with our formation in January 2003, Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou, John Keister and Victor Oquendo, our founding officers, provided our initial capital investment. As of December 31, 2003, these founding officers beneficially owned 71% of our capital stock, which represented 98% of the combined voting power of all of our outstanding stock. Upon completion of this offering, these founding officers will own 59% of all of our outstanding common stock, excluding any amounts that may be purchased by them in this offering, which will represent 97% of the combined voting power of all of our outstanding stock.

Company Information

We were incorporated in Delaware on January 17, 2003. On February 28, 2003, we acquired eFamily.com, Inc., together with its direct wholly-owned subsidiary Enhance Interactive. eFamily was incorporated in Utah on November 29, 1999, under the name FocusFilter.com, Inc. On October 24, 2003, we acquired TrafficLeader, which was incorporated in Oregon on January 24, 2000, under the name Sitewise Marketing, Inc.

From January 17, 2003 (inception) through February 28, 2003, we were involved in business and product development, as well as financing and acquisition initiatives. During this period we had no revenues.

Our principal executive offices are located at 2101 Fourth Avenue, Suite 1980, Seattle, Washington 98121, and our telephone number is (206) 774-5000. Our corporate Web site address is www.marchex.com. Our subsidiaries have Web sites located at www.enhance.com and www.trafficleader.com. The information on our Web sites is not incorporated by reference into and does not form a part of this prospectus.

The Offering

Class B common stock offered	4,000,000 shares

Common stock to be outstanding after the offering:

Class A common stock (twenty-five votes per share)	11,987,500 shares

Class B common stock (one vote per share)	12,291,563 shares

Total	24,279,063 shares

Proposed NASDAQ National Market symbol *	MCHX

Use of proceeds

We expect to use the net proceeds of the offering for:

•      product and business development;

•      acquisitions and strategic relationships;

•      capital expenditures;

•      personnel;

•      facilities;

•      our earn-out payment obligations (related to our acquisitions); and

•      working capital and other general corporate purposes.

Pending such use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities. See “Use of Proceeds.”

*	We have applied to list our Class B common stock on the NASDAQ National Market and have reserved the trading symbol “MCHX.”

Unless we indicate otherwise, in preparing this prospectus:

•	we have given effect to the conversion of all outstanding shares of our preferred stock into 6,724,063 shares of our Class B common stock upon the closing of this offering;

•	we have not given effect to the exercise by the underwriters of the over-allotment option granted to them to purchase an additional 600,000 shares of Class B common stock in the offering;

•	we have not given effect to the exercise by the representative of the warrant to be issued as compensation under the underwriting agreement; and

•	we have assumed the filing of a certificate of amendment to our certificate of incorporation concurrently with the completion of this offering.

The number of shares of common stock to be outstanding after this offering is based on 20,279,063 shares outstanding as of February 16, 2004. This number of shares:

•	includes 6,724,063 shares of Class B common stock issuable upon the automatic conversion of all outstanding shares of our Series A convertible preferred stock upon the completion of this offering;

•	excludes 5,013,953 shares of Class B common stock that we have reserved for issuance under our 2003 stock incentive plan and 300,000 shares of Class B common stock that we have reserved for issuance under our 2004 employee stock purchase plan. As of February 16, 2004, 3,196,600 shares were subject to outstanding options, of which 2,421,500 options have a weighted average exercise price of $1.67 per share and 775,100 options will have an exercise price equal to the initial public offering price; and

•	excludes 262,500 shares of Class A common stock that are held in treasury.

The numbers of shares beneficially owned by our officers and directors and included in this prospectus do not include any shares of Class B common stock that any officer or director may purchase in the offering. In cases where we have calculated ownership percentages following the offering, these calculations assume that no additional shares of Class B common stock were purchased by the officers and directors in the offering. Our officers and directors may individually decide to purchase shares of the Class B common stock in the offering.

You should rely only on the information contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our Class B common stock.

Summary Consolidated Financial Data

The following tables summarize historical consolidated financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary information as of December 31, 2003 and for the year ended December 31, 2002, the period from January 1, 2003 to February 28, 2003 and the period from January 17, 2003 (inception) to December 31, 2003 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The results of operations for Enhance Interactive have been presented as the “Predecessor” for the year ended December 31, 2002 and for the period from January 1, 2003 to February 28, 2003. See subsection “Presentation of Financial Reporting Periods” on page 29 for a further description of the basis of presentation of the 2003 period and of other financial reporting periods.

	Predecessor Periods		Successor Period
	Year ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Consolidated Statement of Operations Data:
Revenue	$10,070,507	3,071,055	19,892,158
Income (loss) from operations	(238,150)	555,072	(3,327,723)
Net income (loss)	(89,783)	332,519	(2,169,352)
Accretion to redemption value of redeemable convertible preferred stock	—	—	1,318,885

Net income (loss) applicable to common stockholders	$(89,783)	332,519	(3,488,237)

Consolidated Statement of Cash Flows Data:
Cash flows from operating activities	$1,539,808	353,053	2,907,053

Other Financial Data:
Operating income before amortization (OIBA) (1)	$126,543	594,053	1,820,795

	December 31, 2003
	Actual	Pro forma (2)	Pro forma as Adjusted (2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,019,119	6,019,119	29,648,996
Total current assets	8,343,151	8,343,151	31,973,028
Total assets	33,702,612	33,702,612	56,956,139
Total current liabilities	8,501,674	8,501,674	8,155,201
Series A redeemable convertible preferred stock	21,440,402	—	—
Total stockholders’ equity	$1,834,332	23,274,734	46,874,734

(1)

We report operating income before amortization (OIBA) that is a supplemental measure to GAAP. OIBA represents income (loss) from operations before (1) stock-based compensation expense and (2) amortization of intangible assets. This measure, among other things, is one of the primary metrics by which we evaluate the performance of our business. Additionally, management uses adjusted OIBA which excludes acquisition-related retention consideration as we view this as part of the earn-out consideration from the transaction. Adjusted OIBA is the basis on which our internal budgets are based and by which management is currently evaluated. Management believes that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, and should not be considered in isolation, as a substitute for or superior to GAAP results. We believe this measure is useful to investors because it represents our consolidated operating results, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the effects of certain other non-cash expenses. OIBA has certain limitations in that it does not take into account the impact to our statement of operations of certain expenses, including non-cash stock-based compensation associated with our employees and acquisition-related accounting. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements and detailed descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure. The following is a reconciliation of Income (loss) from operations and Net income (loss) applicable to common stockholders to the non-GAAP measure of Operating income before amortization:

	Predecessor Periods		Successor Period
	Year ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception to December 31, 2003
Operating income before amortization (OIBA)	$126,543	594,053	1,820,795
Stock-based compensation	(364,693)	(38,981)	(2,125,110)
Amortization of intangible assets	—	—	(3,023,408)

Income (loss) from operations	(238,150)	555,072	(3,327,723)
Other income:
Interest income	5,491	1,529	45,874
Adjustment to fair value of redemption obligation	—	—	25,500
Other	—	—	2,685

Total other income	5,491	1,529	74,059

Income (loss) before provision for income taxes	(232,659)	556,601	(3,253,664)
Income tax expense (benefit)	(142,876)	224,082	(1,084,312)

Net income (loss)	(89,783)	332,519	2,169,352)
Accretion to redemption value of redeemable convertible preferred stock	—	—	1,318,885

Net income (loss) applicable to common stockholders	$(89,783)	332,519	(3,488,237)

(2)	Pro forma amounts give effect to the automatic conversion of all outstanding shares of our Series A redeemable convertible preferred stock into Class B common stock upon the closing of this offering. Pro forma as adjusted amounts also give effect to the issuance and sale of shares of our Class B common stock at an assumed initial public offering price of $6.50 per share, which represents the middle of the filing range as of the date of this prospectus (after deducting the underwriting discounts and commissions and estimated expenses of the offering).

RISK FACTORS

Any investment in our Class B common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide whether to purchase our Class B common stock. Additional risks and uncertainties not currently known to us or that we currently do not deem material may also become important factors that may harm our business. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our Class B common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Company

Our limited operating history makes evaluation of our business difficult. Our failure to adequately address the risks and difficulties of an early-stage company could seriously harm our business, financial condition and operating results.

We were formally incorporated in January 2003. We acquired Enhance Interactive in February 2003 and TrafficLeader in October 2003. As a result, we have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history. Our failure to address these risks and difficulties successfully could seriously harm our business, financial condition and operating results.

We may need additional funding to support our operations and capital expenditures, which may not be available to us and which lack of availability could adversely affect our financial condition.

We have no committed sources of additional capital. For the foreseeable future, we intend to fund our operations and capital expenditures from limited cash flow from operations, our cash on hand and the net proceeds of the offering. If our capital resources are insufficient, we will have to raise additional funds. We may need additional funds to continue our operations, pursue business opportunities (such as expansion, acquisitions of complementary businesses or the development of new products or services), to react to unforeseen difficulties or to respond to competitive pressures. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable to us, if at all. Furthermore, the sale of additional equity or convertible debt securities may result in additional dilution to existing stockholders. If adequate additional funds are not available, we may be required to delay, reduce the scope of or eliminate material parts of the implementation of our business strategy, including the possibility of additional acquisitions or internally developed businesses.

In addition, we are obligated to make earnings-based performance payments to the original shareholders and certain employees of eFamily which we acquired in February 2003, together with its direct wholly-owned subsidiary, Enhance Interactive. These payment obligations are calculated based on a percentage of Enhance Interactive’s earnings before taxes excluding stock-based compensation and amortization of intangibles relating to the acquisition for the calendar years 2003 and 2004, according to the terms of the merger agreement, with a maximum aggregate obligation of $13.5 million. For the 2003 calendar year, the total Enhance Interactive earnings-based payment obligation was approximately $3.5 million. We may also be obligated to make revenue-based performance payments to the original shareholders of TrafficLeader, which we acquired in October 2003. If TrafficLeader has revenues in excess of $15 million for 2004, we will be obligated to pay an amount equal to 10% of each dollar in revenue above the $15 million threshold, with a maximum obligation of $1 million. If we are unable to raise sufficient funds in this offering or any subsequent offerings, we may not be able to meet our payment obligations under our acquisition agreements for Enhance Interactive and TrafficLeader, which could have a material adverse effect upon our financial condition.

Further, in the event that we have not completed a firm commitment initial public offering with gross proceeds of at least $20 million prior to October 24, 2005, the original shareholders of TrafficLeader can require us to redeem 425,000 shares of our Class B common stock for $8 per share (for an aggregate redemption amount of $3.4 million) upon the affirmative vote of the holders of 75% of such shares. Our failure to meet this potential payment obligation could have a material adverse effect upon our financial condition.

We have incurred losses since our inception, and we expect our losses to continue for the foreseeable future, which will adversely affect our ability to achieve profitability.

To date, we have incurred net losses and had an accumulated deficit of $3.5 million for the period from January 17, 2003 (inception) through December 31, 2003 and as of December 31, 2003.

Our net losses are likely to continue for the foreseeable future. Also, our net losses may increase to the extent we increase our sales and marketing activities and acquire additional businesses. These efforts may prove to be more expensive than we currently anticipate, which could further increase our net losses. We cannot predict when, or if, we will become profitable in the future. Even if we achieve profitability, we may not be able to sustain it.

We may make acquisitions, which could divert management’s attention, cause ownership dilution to our stockholders, be difficult to integrate and adversely affect our financial results.

Our business strategy depends heavily upon our ability to identify, structure and integrate acquisitions. Acquisitions, strategic relationships and investments in the technology and Internet sectors involve a high degree of risk. We may also be unable to find a sufficient number of attractive opportunities, if any, to meet our objectives. Although many technology and Internet companies have grown in terms of revenue, few companies are profitable or have competitive market share. Our potential strategic acquisition, strategic relationship or investment targets and partners may have histories of net losses and may expect net losses for the foreseeable future.

Acquisition transactions are accompanied by a number of risks that could harm us and our business, operating results and financial condition:

•	we could experience a substantial strain on our resources, including time and money, and we may not be successful;

•	our management’s attention may be diverted from our ongoing business concerns;

•	while integrating new companies, we may lose key executives or other employees of these companies;

•	we could experience customer dissatisfaction or performance problems with an acquired company or technology;

•	we may become subject to unknown or underestimated liabilities of an acquired entity or incur unexpected expenses or losses from such acquisitions; and

•	we may incur possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenue and cost benefits.

The loss of our senior management, including our founding officers, could harm our current and future operations and prospects.

We are heavily dependent upon the continued services of Russell C. Horowitz and John Keister and the other members of our senior management team. We do not have long-term employment agreements with any of the members of our senior management team. Each of these individuals may voluntarily terminate his employment with Marchex at any time upon short notice. Following any termination of employment, each of these employees would only be subject to a twelve-month period of non-competition under our standard confidentiality agreement.

Further, as of December 31, 2003, our founding officers together controlled ninety-eight percent (98%) of the combined voting power of our issued and outstanding capital stock and after the offering will control ninety-seven percent (97%) of such combined voting power. Their collective voting control is not tied to their continued employment with Marchex. The loss of the services of any member of our senior management, including our founding officers, for any reason, or any conflict among our founding officers, could harm our Company and its business, financial condition and operating results.

We may have difficulty attracting and retaining qualified, experienced, highly skilled personnel, which could adversely affect our business, financial condition and operating results.

In order to fully implement our business plan, we will need to attract and retain additional qualified personnel. Thus, our success will in significant part depend upon the efforts of personnel not yet identified and upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We are also dependent on managerial and technical personnel to the extent they may have knowledge or information about our businesses and technical systems that may not be known by other personnel in our Company. There can be no assurance that we will be able to attract and retain necessary personnel. The failure to hire and retain such personnel could materially and adversely affect our business, financial condition and operating results.

Our use of variable plan accounting for some stock options will result in stock-based compensation charges and reduce our reported net income.

We use variable plan accounting to account for certain non-qualified stock options (for the purchase of an aggregate of 125,000 shares) issued under our 2003 stock incentive plan and, accordingly, we may be required to record a compensation charge on a quarterly basis, which will lower our earnings. These options were issued in connection with the acquisition of Enhance Interactive and are conditioned upon employment. These options are potentially subject to forfeiture if certain indemnification obligations under the acquisition agreement are not met. Under variable plan accounting, compensation expense is measured quarterly as the amount by which the fair value of the shares of our Class B common stock exceeds the exercise price for these options and is recognized over the vesting period of the options. Increases or decreases in the fair value of our Class B common stock between the date of grant and the date of the exercise of these options could result in a corresponding increase or decrease in the measure of compensation expense and thus could cause fluctuations in our earnings from period to period.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect our business and our ability to obtain or retain listing of our Class B common stock on NASDAQ.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on the board of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the Securities and Exchange Commission, as well as the adoption of new and more stringent rules by the NASDAQ National Market.

Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, our business and our ability to maintain the NASDAQ National Market System listing of our shares of Class B Common Stock (assuming we are successful in obtaining such listing) could be adversely affected.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties, which are not covered or adequately covered by insurance, the financial condition of our Company may be materially adversely affected.

We currently have directors’ and officers’ liability insurance, but we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage our Company, which could have a material adverse effect on the operations of our Company.

Risks Relating to Our Business

We are dependent on our distribution partners for a significant portion of our total revenue. A loss of distribution partners or decrease in revenue from distribution partners could adversely affect our business, financial condition and operating results.

We rely primarily on distribution partners to provide us with access to users and consumers. This sector has experienced, and will likely continue to experience, consolidation among the larger distribution partners. This consolidation has reduced the number of partners that control the online advertising outlets with the most user traffic. For example, Yahoo! owns or controls multiple distribution networks and destinations. According to U.S. Bancorp Piper Jaffray in a March 2003 report, Yahoo! Search accounts for twenty-one percent (21%) of the online searches in the United States and Google accounts for thirty-four percent (34%). Certain Yahoo! subsidiaries are among our current distribution partners, and we purchase advertising on Google.

As a result, the larger distribution partners have greater control over determining the market terms of distribution, including placement of merchant advertisements and cost of placement. Our agreements with large distribution partners contain short-term termination clauses in their favor. We cannot be assured that we will maintain our current agreements with any of these distribution partners. In addition, we cannot be assured that any of these distribution partners will continue to generate current levels of revenue for us. A loss of any of these distribution partners or a decrease in revenue from any one of these distribution partners could have an adverse effect on our revenue and profitability, and the loss of any one large distribution partner could have a material adverse effect on our business, financial condition and results of operations.

If we do not maintain and grow a critical mass of merchant advertisers and distribution partners, our business, financial condition and operating results could be adversely affected.

Our success depends, in part, on the maintenance and growth of a critical mass of merchant advertisers and distribution partners and a continued interest in our performance-based advertising and search marketing services. If our business is unable to achieve a growing base of merchant advertisers, our current distribution partners may be discouraged from continuing to work with us, and this may create obstacles for us to enter into agreements with new distribution partners. Similarly, if our distribution network does not grow and improve over time, current and prospective merchant advertisers may reduce or terminate their business with us. Therefore, any decline in the number of merchant advertisers and distribution partners could adversely affect the value of our services generally and could seriously harm our business, financial condition and operating results.

Our ability to increase the volume of transactions on our services is dependent upon building and maintaining a substantial base of merchant advertisers. We may not successfully develop or market technologies, products or services that are competitive or accepted by merchant advertisers. Merchant advertiser attrition or a reduction in merchant advertiser spending with us could have a material adverse effect on our business. Failure to achieve and maintain a large and active base of merchant advertisers could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon our distribution partners to continue to provide us traffic that our merchant advertisers deem to be of value, and if they do not, it could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon our distribution partners to provide us traffic that our merchant advertisers deem to be of value. We monitor the traffic of our distribution partners in an attempt to optimize the quality of traffic we deliver to our merchant advertisers, which may include terminating certain distribution partners. We review factors such as non-human processes, including robots, spiders, scripts (or other software), mechanical automation of clicking and other sources and causes of low-quality traffic, including, but not limited to, other non-human clicking agents. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be provided to our merchant advertisers, which, if not contained, may be detrimental to those relationships. Low-quality traffic (or traffic that is deemed to be less valuable by our merchant advertisers) that is provided by our distribution partners may prevent us from growing our base of merchant advertisers and cause us to lose relationships with existing merchant advertisers, thereby materially adversely affecting our business, financial condition and operating results.

We may be subject to intellectual property claims, which could adversely affect our business, divert our resources and management attention from our business operations and create uncertainty about ownership of technology essential to our business, financial condition and operating results.

Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

For example, Overture Services, a subsidiary of Yahoo!, which operates in certain competitive areas with us, owns a patent (U.S. Patent No. 6,269,361), which purports to give Overture rights to certain bid-for-placement products and pay-per-performance search technologies. Overture is currently involved in litigation with two companies relating to this patent (FindWhat and Google). These companies are vigorously contesting Overture’s patent. If we were to acquire or develop a related product or business model that Overture construes as infringing upon the above-referenced patent, then we could be asked to license, re-engineer our product(s) or revise our business model according to terms that may be extremely expensive and/or unreasonable. Additionally, if Overture construes any of our current products or business models as infringing upon the above-referenced patent, then we could be asked to license, re-engineer our product(s) or revise our business model according to terms that could be extremely expensive and/or unreasonable.

Any patent litigation could negatively impact our business by diverting resources and management attention from other aspects of the business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to license the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business, financial condition and operating results.

We currently have a reliance on certain distribution partners, including Yahoo! and its subsidiaries, to distribute our services. The termination of any of these distribution relationships could have a material adverse effect on our business, financial condition and operating results.

We currently have certain distribution partners that deliver a significant percentage of traffic to our merchant listings, in terms of click-throughs. However, for the period of January 17, 2003 (inception) through December 31, 2003, none of these partners represented more than 10% of our total revenue. Given the consolidation trend in distribution and ownership of traffic, we anticipate that one or more distribution partners could individually represent more than 10% of our total revenue in future periods. For example, Yahoo!, through its subsidiaries, such as Inktomi and Overture, is an important distribution partner of our paid inclusion services, and they represent less than 10% of our total revenue for the period from January 17, 2003 (inception) to December 31, 2003. Existing agreements with certain Yahoo! subsidiaries contain mutual termination clauses and are primarily structured on a variable-payment basis, under which we make payments based on a specified percentage of revenue or based on the number of paid click-throughs. We intend to continue devoting resources in support of our Yahoo! relationship, although there are no guarantees that this relationship will remain in place over the short- or long-term.

Currently, many participants in the performance-based advertising and search marketing industries own significant portions of the traffic that they deliver to advertisers. We do not believe, for example, that Yahoo! and Google are as reliant as we are on a distribution network to deliver their services. This gives these companies a significant advantage in delivering their services, and with a lesser degree of risk. If the existing relationships with our distribution partners were terminated, our business, financial condition and operating results would suffer.

We have grown quickly and if we fail to manage our growth, our business, financial condition and operating results could suffer.

We have rapidly expanded our operations and anticipate that further significant expansion, including the possible acquisition of third-party assets, technologies or businesses, will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. If we are unable to manage our growth effectively or if we are unable to successfully integrate any assets, technologies or businesses that we may acquire, our business, financial condition and operating results could be affected adversely.

Risks Relating to Our Industry

If we are unable to compete in the highly competitive performance-based advertising and search marketing industries, we may experience reduced demand for our products and services and our business, financial condition and operating results could be adversely affected.

We operate in a highly competitive environment. We principally compete with other companies in five main areas:

•	sales to merchant advertisers of performance-based advertising;

•	sales to merchant advertisers of paid inclusion services;

•	aggregation or optimization of advertising inventory for distribution through search engines, product shopping engines, directories, Web sites or other outlets;

•	delivery of products and services to end users or customers of merchants at destination Web sites or other distribution outlets; and

•	services that allow merchants to manage their advertising campaigns across multiple networks and track the success of these campaigns.

Although we currently pursue a strategy that allows us to potentially partner with all relevant companies in the industry, there are certain companies in the industry that may not wish to partner with us. Despite the fact that we currently work with several of our potential competitors, there are no guarantees that these companies will continue to work with us in the future.

We currently or potentially compete with a variety of companies, including Decide Interactive, DoubleClick, FindWhat, Google, LookSmart, Microsoft, ValueClick and Yahoo!. We currently have some form of relationship with a majority of these companies. Going forward, however, these relationships could be terminated by either party. Furthermore, our competitors may be able to secure agreements with more favorable terms, which could reduce the usage of our services, increase the amount payable to our distribution partners, reduce total revenue and thereby have a material adverse effect on our business, operating results and financial condition. Increased competition is likely to result in a loss of market share, which could seriously harm our business, financial condition and operating results.

We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty. The barriers to entering our market are relatively low. In fact, many current Internet and media companies presently have the technical capabilities and advertiser bases to enter the search marketing services industry. Further, if the consolidation trend continues among the larger media and search engine companies with greater brand recognition, the share of the market remaining for us and other smaller search marketing services providers could decrease, even through the number of smaller providers could continue to increase. These factors could adversely affect our competitive position in the search marketing services industry.

Some of our competitors, as well as potential entrants into our market, may be better positioned to succeed in this market. They may have:

•	longer operating histories;

•	more management experience;

•	an employee base with more extensive experience;

•	a better ability to service customers in multiple cities in the United States and internationally by virtue of the location of sales offices;

•	larger customer bases;

•	greater brand recognition; and

•	significantly greater financial, marketing and other resources.

In addition, many current and potential competitors can devote substantially greater resources than we can to promotion, Web site development and systems development. Furthermore, currently and in the future to the extent the use of the Internet and other online services increases, there will likely be larger, more well-established and well-financed entities that acquire companies and/or invest in or form joint ventures in categories or countries of interest to us, all of which could adversely impact our business. Any of these trends could increase competition, reduce the demand for any of our services and could have a material adverse effect on our business, operating results and financial condition.

If we are not able to respond to the rapid technological change characteristic of our industry, our products and services may not be competitive and our business may suffer.

The market for our products and services is characterized by rapid change in business models and technological infrastructure, and we will need to constantly adapt to changing markets and technologies to provide competitive products and services. We believe that our future success will depend, in part, upon our ability to develop our products and services for both our target market and for applications in new markets. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our products and services obsolete or uncompetitive.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from:

•	fire;

•	floods;

•	network failure;

•	hardware failure;

•	software failure;

•	power loss;

•	telecommunications failures;

•	break-ins;

•	terrorism, war or sabotage;

•	computer viruses;

•	denial of service attacks;

•	penetration of our network by unauthorized computer users and “hackers” and other similar events;

•	natural disaster; and

•	other unanticipated problems.

We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. We have deployed firewall hardware intended to thwart hacker attacks. Although we maintain property insurance and business interruption insurance, our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

If we fail to address these issues in a timely manner, we may lose the confidence of our merchant advertisers and distribution partners, our revenue may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and technology platform. If we fail to accomplish these tasks in a timely manner, our business will likely suffer.

We rely on third party technology, server and hardware providers, and a failure of service by these providers could adversely affect our business, financial condition and operating results.

We rely upon third party colocation providers to host our main servers. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short term outages in the service maintained by one of our current colocation providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business, prospects, financial condition and operating results.

We may not be able to protect our intellectual property rights, which could result in our competitors marketing competing products and services utilizing our intellectual property and could adversely affect our business, financial condition and operating results.

Our success and ability to compete effectively are substantially dependent upon our internally developed and acquired technology and data resources, which we protect through a combination of copyright, trade secret, patent and trademark law. To date, we have filed two provisional patent applications with the United States Patent and Trademark Office and may in the future file additional patents with respect to internally developed or acquired technologies. Our industry is highly competitive and many individuals and companies have sought to patent processes in the industry. In addition, the patent process takes several years and involves considerable expense. Further, patent applications and patent positions in our industry are highly uncertain and involve complex legal and factual questions due in part to the number of competing technologies. As a result, we may not be able to successfully prosecute these patents, in whole or in part, or any additional patent filings that we may make in the future. We also depend on our trade name and domain names. We may not be able to adequately protect our technology and data resources. In addition, intellectual property laws vary from country to country, and it may be more difficult to protect our intellectual property in some foreign jurisdictions we may enter. If we fail to obtain and maintain patent or other intellectual property protection for our technology, our competitors could market competing products and services utilizing our technology. Any such failure could have a material adverse effect on our business, financial condition and operating results.

Despite our efforts to protect our proprietary rights, unauthorized parties domestically and internationally may attempt to copy or otherwise obtain and use our services, technology and other intellectual property. We cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchant advertisers.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive and time consuming.

We may initiate patent litigation against third parties to protect or enforce our patent rights, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the trading price of our Class B common stock.

Our quarterly results of operations might fluctuate due to seasonality, which could adversely affect our growth rate and in turn the market price of our Class B common stock.

Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and our business, financial condition and operating results and in turn the market price of our Class B common stock.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by merchants could adversely affect our business, financial condition and operating results.

Our business, financial condition and operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact merchant-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including our merchant advertisers and potential merchant advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, merchant spending on advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses. These factors could cause a material adverse effect on our business, financial condition and operating results.

We depend on the growth of the Internet and Internet infrastructure for our future growth and any decrease or less than anticipated growth in Internet usage could adversely affect our business, financial condition and operating results.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

•	possible disruptions or other damage to the Internet or telecommunications infrastructure;

•	failure of the individual networking infrastructures of our merchant advertisers and distribution partners to alleviate potential overloading and delayed response times;

•	a decision by merchant advertisers to spend more of their marketing dollars in offline areas;

•	increased governmental regulation and taxation; and

•	actual or perceived lack of security or privacy protection.

In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. In order for the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business, financial condition and operating results.

We are exposed to risks associated with credit card fraud and credit payment, and we may continue to suffer losses as a result of fraudulent data or payment failure by merchant advertisers.

We have suffered losses and may continue to suffer losses as a result of payments made with fraudulent credit card data. Our failure to control fraudulent credit card transactions adequately could reduce any gross profit margin. In addition, under limited circumstances, we extend credit to merchant advertisers who may default on their accounts payable to us. If a significant merchant advertiser to whom we extend credit is unable to pay our service fees, our business, financial condition and operating results could be adversely affected.

Government regulation of the Internet may adversely affect our business, financial condition and operating results.

Companies engaging in online search, commerce and related businesses face uncertainty related to future government regulation of the Internet. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state levels are enacting and considering various laws and regulations relating to the Internet. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business, financial condition and operating results may be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet.

The application of these statutes and others to the Internet search industry is not entirely settled. Further, several existing and proposed federal laws could have an impact on our business, financial condition and operating results:

•	The Digital Millennium Copyright Act and its related safe harbors, are intended to reduce the liability of online service providers for listing or linking to third-party Web sites that include materials that infringe copyrights or other rights of others.

•	The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children, and they impose additional restrictions on the ability of online services to collect user information from minors.

•	The Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances.

•	The CAN-SPAM Act of 2003 and certain state laws are intended to regulate interstate commerce by imposing limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet.

With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways. As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. Many of the services of the Internet are automated and companies, such as ours, may be unknowing conduits for illegal or prohibited materials. It is not known how courts will rule in many circumstances; for example, it is possible that some courts could find strict liability or impose “know your customer” standards of conduct in certain circumstances.

We may also be subject to costs and liabilities with respect to privacy issues. Several Internet companies have incurred costs and paid penalties for violating their privacy policies. Further, it is anticipated that new legislation will be adopted by federal and state governments with respect to user privacy. Such legislation could negatively affect our business.

Additionally, foreign governments may pass laws which could negatively impact our business and/or may prosecute us for our products and services based upon existing laws. Any such prosecution or costs incurred in addressing foreign laws could negatively affect our business.

The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business, financial condition and operating results.

Future regulation of search engines may adversely affect the commercial utility of our search marketing services.

The Federal Trade Commission, or FTC, has recently reviewed the way in which search engines disclose paid placements or paid inclusion practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid inclusion is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid placement or paid inclusion listings on search results. Such disclosures if ultimately mandated by the FTC or voluntarily made by us may reduce the desirability of our paid placement and paid inclusion services. We believe that some users may conclude that paid search results are not subject to the same relevancy requirements as non-paid search results, and will view paid search results less favorably. If such FTC disclosure reduces the desirability of our paid placement and paid inclusion services, and “click-throughs” of our paid search results decrease, our business, financial condition and operating results could be adversely affected.

State and local governments may in the future be permitted to levy additional taxes on Internet access and electronic commerce transactions, which could adversely affect our business, financial condition and operating results.

In 1998, the federal government imposed a three-year moratorium on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. This moratorium was extended until November 1, 2003, and has now expired. It is expected that Congress will enter into a several month extension of the moratorium, but such an extension may not be enacted. Unless the moratorium is extended, state and local governments may levy additional taxes on Internet access and electronic commerce transactions. An increase in applicable taxes may make electronic commerce transactions less attractive for merchants and businesses, which could result in a decrease in the level of usage of our services and reduce our revenue.

We may incur liabilities for the activities of users of our service, which could adversely affect our business, financial condition and operating results.

The law relating to the liability of providers of online services for activities of their users and for the content of their merchant advertiser listings is currently unsettled and could damage our business, financial condition and operating results. Our insurance policies may not provide coverage for liability arising out of activities of our users or merchant advertisers for the content of our listings. Furthermore, we may not be able to obtain or maintain adequate insurance coverage to reduce or limit the liabilities associated with our businesses. We may not successfully avoid civil or criminal liability for unlawful activities carried out by consumers of our services or for the content of our listings. Our potential liability for unlawful activities of users of our services or for the content of our listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on our business, financial condition and operating results.

Risks Relating To This Offering

The market price of our Class B common stock is likely to be highly volatile, which could adversely impact the market price of our Class B common stock and cause investment losses for our stockholders and could result in shareholder litigation with substantial costs, economic loss and diversion of our resources.

The trading price of our Class B common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	developments concerning our various strategic collaborations;

•	lawsuits initiated against us or lawsuits initiated by us;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.

In addition, the stock market in general, and the NASDAQ National Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our Class B common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs and potentially economic loss, and a diversion of our management’s attention and resources, any of which could seriously harm our financial condition.

There may not be an active, liquid trading market for our Class B common stock, and the initial public offering price may not be indicative of prices that will prevail in the market.

Prior to this offering, there has been no public market for our Class B common stock. An active trading market for our Class B common stock may not develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and representatives of the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Our founding officers will control the outcome of stockholder voting, and there may be an adverse effect on the price of our Class B common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

Upon the completion of this offering, our founding officers will beneficially own all of our outstanding shares of Class A common stock, representing 96% of the voting power of all issued and outstanding shares of our capital stock. With respect to their entire holdings, the founding officers will hold 97% of the combined voting power of all of our outstanding capital stock. The holders of our Class A common stock and Class B common stock have identical rights except that the holders of our Class B common stock are entitled to one vote per share, while holders of our Class A common stock are entitled to twenty-five votes per share on all matters to be voted on by stockholders. This concentration of control could be disadvantageous to our other stockholders with interests different from those of our founding officers. This difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the price of our Class B common stock to the extent that investors or any potential future purchaser of our shares of Class B common stock give greater value to the superior voting rights of our Class A common stock.

Further, as long as our founding officers have a controlling interest, they will continue to be able to elect our entire board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, our founding officers will be in a position to continue to control all fundamental matters affecting the Company, including any merger involving, sale of substantially all of the assets of, or change in control of, the Company.

Our founding officers’ ability to control the Company may result in our Class B common stock trading at a price lower than the price at which it would trade if our founding officers did not have a controlling interest in us. This control may deter or prevent a third party from acquiring us which could adversely affect the market price of our Class B common stock.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our certificate of incorporation, as amended, our by-laws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Class B common stock. The following are examples of such provisions in our certificate of incorporation, as amended or our by-laws:

•	the authorized number of our directors can be changed only by a resolution of our board of directors;

•	advance notice is required for proposals that can be acted upon at stockholder meetings;

•	there are limitations on who may call stockholder meetings; and

•	our board of directors is authorized, without prior stockholder approval, to create and issue “blank check” preferred stock.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

We anticipate that we will retain our future earnings, and as a result you are not likely to receive dividends as a holder of Class B common stock.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. Therefore, you are not likely to receive dividends in the foreseeable future. In addition, dividends, if and when paid, may be subject to income tax withholding.

You will incur immediate and substantial dilution in the book value of the common stock you purchase, which could adversely affect the market price of our Class B common stock.

The initial public offering price is substantially higher than the price paid for our common stock in the past. This is referred to as dilution. The offering, therefore, will result in an immediate increase in net tangible book value of $0.98 per share to existing stockholders and an immediate dilution in net tangible book value of $5.57 per share to new investors purchasing shares of our common stock in this offering (based on the middle of the filing range as of the date of this prospectus). The exercise of outstanding options or warrants may result in further dilution. See “Dilution.”

Senior management will have broad discretion over the use of proceeds from this offering, which may be used for purposes that are not successful in increasing our operating results or market value.

The “Use of Proceeds” section reflects our current best estimate of the allocation of the net proceeds of this offering. The amounts actually expended by us for each purpose may vary significantly depending on a number of factors, such as the amount of cash used or generated by our operations and management’s assessment of our specific needs. Our senior management team will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that either do not produce income or lose value. See “Use of Proceeds.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	the anticipated benefits and risks associated with our business strategy;

•	our future operating results and the future value of our Class B common stock;

•	the anticipated sizes or trends of the markets in which we compete and the anticipated competition and consolidation in those markets;

•	our ability to attract and maintain merchant advertisers and distribution partners in a cost-efficient manner and on beneficial commercial terms;

•	potential intellectual property litigation;

•	potential government regulation;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the anticipated use of the proceeds realized from this offering;

•	the potential for additional issuances of our securities; and

•	the possibility of future acquisitions of businesses and technologies.

Market data and forecasts used in this prospectus, including for example, estimates of the size and growth rates of the performance-based advertising and search marketing industries and the Internet advertising and transaction markets generally, have been obtained from independent industry sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

These risks are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our Class B common stock in this offering will be approximately $23.6 million, assuming an initial public offering price of $6.50, which represents the middle of the filing range as of the date of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise the over-allotment option in full, we estimate that the net proceeds will be approximately $27.3 million.

The principal purposes of this offering are to:

•	increase our working capital, capitalization and financial flexibility; and

•	establish a public market for the Class B common stock, which will facilitate future access to public equity and debt markets, provide additional means to acquire potential businesses and technologies, and enhance our ability to use the Class B common stock as a means of attracting and retaining employees.

We expect to use the net proceeds from this offering approximately as follows:

	Approximate Dollar Amount	Approximate Percentage of Net Proceeds
Product and business development	$ 1.0 million	4%
Acquisitions and strategic relationships	12.0 million	51
Capital expenditures	1.0 million	4
Personnel (recruiting, hiring, training and other associated costs)	1.0 million	4
Facilities (rent, capital improvements, moving expenses and deposits)	1.0 million	4
Earn-out payment obligations (related to our acquisitions)	3.5 million	15
Working capital and other general corporate purposes	4.1 million	18

	$23.6 million	100%

The foregoing represents our current best estimate of the allocation of the net proceeds of this offering, based on the expected use of funds necessary to finance our existing activities in accordance with management’s current objectives and market conditions. The amounts actually expended by us for each purpose may vary significantly depending on a number of factors, such as the amount of cash used or generated by our operations and management’s assessment of our specific needs. The amounts of the allocations, which are not fixed obligations, may be proportionately reduced in the event the actual net proceeds are less than the estimated amount above.

Although we have no current agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use a greater portion of the net proceeds to acquire or invest in products, technologies or companies. Any such acquisition could result in a reallocation of the estimated amounts set forth in the table above (which reallocation could be substantial).

In addition, we may be required to make additional payments for earn-out obligations relating to our acquisitions of Enhance Interactive and TrafficLeader.

Overall, we will retain broad discretion over the use of our net proceeds from the sale of the Class B common stock in this offering. Allocation of the net proceeds will be subject to economic conditions, our financial condition, changes in our business plan and strategy and our response to competitive pressures. Our management may spend the proceeds from this offering in ways the stockholders may not deem desirable. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds will yield a favorable return.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for the shares of our Class B common stock. The initial public offering price for the shares of our Class B common stock will be determined by negotiation between the representative of the underwriters and us. Among the factors considered in determining the proposed filing range of our initial public offering price were our record of operations, our financial position and prospects, the experience of our management, our revenue and other operating information, and the market prices of securities and financial and operating information of companies engaged in businesses similar to ours.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003 on:

•	an actual basis;

•	a pro forma basis to give effect to the conversion of all outstanding shares of Series A redeemable convertible preferred stock into 6,724,063 shares of Class B common stock; and

•	a pro forma as adjusted basis to also give effect to the sale of 4,000,000 shares of Class B common stock in this offering at an assumed initial public offering price of $6.50 per share, which represents the middle of the filing range as of the date of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$6,019,119	6,019,119	29,648,996

Series A redeemable preferred stock, $0.01 par value: 8,500,000 shares authorized; 6,724,063 shares issued and outstanding actual; 8,500,000 shares authorized, none issued and outstanding pro forma; and 1,000,000 shares authorized, none issued and outstanding pro forma as adjusted	$21,440,402	—	—

Stockholders’ equity:
Common stock, $0.01 par value: 46,500,000 shares authorized;
Class A: 12,500,000 shares authorized; 12,250,000 shares issued and 11,987,500 shares outstanding actual, pro forma and pro forma as adjusted	122,500	122,500	122,500
Class B: 34,000,000 shares authorized; 1,567,500 shares issued and outstanding actual, including 137,500 shares of restricted stock; 8,291,563 shares issued and outstanding pro forma; 12,291,563 shares issued and outstanding pro forma as adjusted	15,675	82,916	122,916
Treasury stock: 262,500 shares of Class A common stock actual, pro forma and pro forma as adjusted	—	—	—

Additional paid-in capital	6,716,734	28,089,895	51,649,895
Deferred stock-based compensation	(1,532,340)	(1,532,340)	(1,532,340)
Accumulated deficit	(3,488,237)	(3,488,237)	(3,488,237)

Total stockholders’ equity	1,834,332	23,274,734	46,874,734

Total capitalization	$23,274,734	23,274,734	46,874,734

The above discussion and table exclude:

•	4,000,000 shares of Class B common stock reserved for issuance under our stock incentive plan as of December 31, 2003, as well as an additional 1,013,953 shares reserved for issuance under the “evergreen provision” of the plan as of January 1, 2004.

•	600,000 shares of Class B common stock issuable upon the exercise of the over-allotment option by the underwriters.

•	120,000 shares of Class B common stock issuable upon the exercise of the representative’s warrant.

As of December 31, 2003, 3,089,600 shares were subject to outstanding options under the stock incentive plan, of which 2,421,500 options are at a weighted average exercise price of $1.67 per share and 668,100 options will have an exercise price equal to the initial public offering price. As of December 31, 2003, 325,000 options were exercisable with a weighted average exercise price of $0.98 per share.

DILUTION

Purchasers of our Class B common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial public offering price. In our calculations, we have assumed an initial public offering price of $6.50 per share of Class B common stock, which represents the middle of the filing range as of the date of this prospectus.

Pro forma net tangible book value per common share is determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding as of December 31, 2003. These pro forma amounts also assume the conversion of all outstanding shares of Series A convertible preferred stock into 6,724,063 shares of Class B common stock.

As of December 31, 2003, our pro forma net tangible book value of our common stock was approximately $(1.1) million, or approximately $(0.05) per share of our common stock.

As of December 31, 2003, after giving effect to the sale of 4,000,000 shares of Class B common stock offered by this prospectus (after deduction of the underwriting discounts and estimated offering expenses), our adjusted net tangible book value would have been approximately $22.5 million, or $0.93 per share of common stock.

The offering, therefore, will result in an immediate increase in net tangible book value of $0.98 per share to existing stockholders and an immediate dilution in net tangible book value of $5.57 per share to new investors purchasing shares of our Class B common stock in this offering.

The following table illustrates the per share dilution to the new investors:

Public offering price per share		$6.50

Pro forma net tangible book value per share as of December 31, 2003	$(0.05)
Increase in net tangible book value per share attributable to this offering	$0.98

As adjusted pro forma net tangible book value per share after offering		$0.93

Dilution per share to new investors in this offering		$5.57

The following table summarizes, on a pro forma basis as of December 31, 2003, after giving effect to this offering, the differences between existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by existing holders and investors in this offering, in each case before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	19,979,063	83.3%	$20,304,701	43.9%	$ 1.02
New investors	4,000,000	16.7	26,000,000	56.1	6.50

Total	23,979,063	100.0%	$46,304,701	100.0%	$ 1.93

The above discussion and table are based on pro forma shares outstanding as of December 31, 2003 and exclude:

•	4,000,000 shares of Class B common stock reserved for issuance under our stock incentive plan as of December 31, 2003, as well as an additional 1,013,953 shares reserved for issuance under the “evergreen provision” of the plan as of January 1, 2004, and an additional 300,000 shares of Class B common stock reserved for issuance under our employee stock purchase plan as of February 16, 2004;

•	600,000 shares of Class B common stock issuable upon the exercise of the over-allotment option by the underwriters;

•	120,000 shares of Class B common stock issuable upon the exercise of the representative’s warrant; and

•	the issuance of 425,000 shares of Class B common stock issued in connection with the acquisition of TrafficLeader valued at $6.75 per share, subject to a redemption right, and the issuance of 137,500 shares of restricted Class B common stock to employees valued at $6.75 per share. The 137,500 shares of restricted Class B common stock vest over a period of three years.

To the extent that any of these shares of Class B common stock are issued, your investment may be further diluted. As of December 31, 2003, 3,089,600 shares were subject to outstanding options under the stock incentive plan of which 2,421,500 options are at a weighted average exercise price of $1.67 per share and 668,100 options will have an exercise price equal to the initial public offering price. As of December 31, 2003, 325,000 options were exercisable at a weighted average exercise price of $0.98 per share. We may also grant more options or warrants in the future.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our Class B common stock. We currently intend to retain our earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on a number of factors, such as our results of operations, capital requirements, financial conditions, future prospects and other factors that the board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are an early stage company focused on providing technology-based services to merchants engaged in online transactions. Our current operating businesses are in the performance-based advertising and search marketing industries, primarily focused on helping merchants market and sell their products and services via the Internet.

We currently provide our merchant advertisers with the following technology-based services through our wholly-owned operating subsidiaries Enhance Interactive and TrafficLeader:

•	Performance-Based Advertising primarily includes pay-per-click and paid inclusion services.

•	Pay-Per-Click Services. With pay-per-click services, merchant advertisers purchase keywords based on an amount they choose for a targeted placement, usually within search engine results.

•	Paid Inclusion Services. With paid inclusion services, merchant advertisers pay for their Web pages and product databases to be crawled, or searched, and indexed and included primarily within search engine and shopping engine results.

•	Search Marketing is designed for merchant advertisers who are focused on advertising campaign management, conversion tracking and analysis, and search engine optimization.

Enhance Interactive provides performance-based advertising services to merchant advertisers, including pay-per-click listings. Through Enhance Interactive, merchant advertisers market their products and services to millions of consumers and businesses through targeted pay-per-click listings that are primarily found in search engine or directory results when users search for information, products or services.

TrafficLeader provides performance-based advertising and search marketing services to merchant advertisers, including paid inclusion, advertising campaign management, conversion tracking and analysis, and search engine optimization. Through TrafficLeader’s primary service, paid inclusion, TrafficLeader manages advertising campaigns and services for merchant advertisers that have hundreds or even thousands of products or content pages. TrafficLeader’s paid inclusion service helps merchant advertisers reach prospective advertisers by placing their products or information, as well as associated detail and pricing, into many of the Internet’s most-visited search engines, product shopping engines, and directories.

We were incorporated in Delaware on January 17, 2003. On February 28, 2003, we acquired eFamily, together with its direct wholly-owned subsidiary Enhance Interactive. eFamily was incorporated in Utah on November 29, 1999, under the name FocusFilter.com, Inc. On October 24, 2003, we acquired TrafficLeader, which was incorporated in Oregon on January 24, 2000, under the name Sitewise Marketing, Inc.

From January 17, 2003 (inception) through February 28, 2003, we were involved in business and product development, as well as financing and acquisition initiatives. During this period we had no revenues.

We currently have offices in Seattle, Washington; Provo, Utah; and Eugene, Oregon.

Acquisitions

Enhance Interactive.    In February 2003, we acquired eFamily together with its wholly-owned subsidiary Enhance Interactive, a Provo, Utah-based company, for the following consideration:

•	$13.3 million in net cash and acquisition costs; plus

•	additional consideration in the form of a contingent earnings-based cash payment of up to $13.5 million payable over two years.

The additional consideration consists of two components: (i) a contingent earnings-based payment to the original stockholders (“earn-out consideration”) and (ii) a contingent earnings-based payment to certain employees (“retention consideration”). These amounts are payable by us with respect to the years 2003 and 2004. We shall have no obligation with respect to a calendar year in the event that Enhance Interactive’s earnings before taxes, excluding stock-based compensation and amortization of intangibles relating to the acquisition (“earnings before taxes”) do not exceed $3.5 million for that calendar year. The threshold determination is calculated separately for each of the calendar years 2003 and 2004. For the 2003 calendar year, the total Enhance Interactive earnings-based payment obligation was approximately $3.5 million.

The contingent payment of earn-out consideration, payable to the original stockholders of Enhance Interactive, is calculated based on the formula of 69.44% of earnings before taxes for each of the calendar years 2003 and 2004, up to a maximum payout cap of $12.5 million in aggregate. This payment obligation for each calendar year is conditioned on Enhance Interactive meeting the earnings threshold described above. To the extent we make any payments under this obligation, we have and will account for such amounts as additional goodwill. For the 2003 calendar year, the earn-out consideration was approximately $3.2 million.

The contingent payment of retention consideration, payable to certain employees of Enhance Interactive, is calculated based on the formula of 5.56% of Enhance Interactive’s earnings before taxes for each of the calendar years 2003 and 2004, up to a maximum payout cap of $1 million in aggregate. This payment obligation for each calendar year is also conditioned on Enhance Interactive meeting the earnings threshold described above. To the extent we make any payments under this obligation, we have and will account for such amounts as compensation. For the 2003 calendar year, the retention consideration was approximately $283,000.

In connection with this acquisition, we also issued nonqualified stock options to certain employees of Enhance Interactive, subject to their continued employment, to purchase up to an aggregate of 1,250,000 shares of our Class B common stock with an exercise price per share of $0.75.

The Enhance Interactive operations were consolidated in our results from the acquisition date of February 28, 2003 and have had a substantial impact on our results.

TrafficLeader.    In October 2003, we acquired TrafficLeader, a Eugene, Oregon-based company, for the following consideration:

•	$3.2 million in net cash and acquisition costs; plus

•	425,000 shares of Class B common stock with a redemption right that requires us to buy back the 425,000 shares for $8 per share, but only at the election of the holders of 75% of such shares in the event we have not completed a firm commitment initial public offering with gross proceeds of at least $20 million prior to October 24, 2005; plus

•	137,500 shares of restricted Class B common stock which will vest over a three-year period in installments of 16.67% after each six month period during that term; plus

•	additional consideration in the form of a contingent revenue-based cash incentive payment of up to $1 million.

With respect to the second and third components of the acquisition consideration, the fair value of the shares and the redemption right were recorded at $3.9 million.

Of the 137,500 restricted shares, 108,432 were issued to employees of TrafficLeader and valued at $732,000, which amount will be recorded as compensation expense over the associated employment period during which these shares vest.

The contingent, revenue-based payment is conditioned on TrafficLeader having revenue in excess of $15 million for calendar 2004. To the extent we make any payment under this obligation, we will account for such amount as additional goodwill. In the event that TrafficLeader meets the minimum revenue threshold, we will be obligated to pay an amount equal to 10% of each dollar in revenue above the $15 million revenue threshold, up to a maximum payout of $1 million.

In the event on or prior to December 31, 2004, there is a change of control of TrafficLeader or of us, or both TrafficLeader’s CEO and CTO either resign for good reason or are terminated without cause, or we take any action prior to the end of December 31, 2004, which makes it impractical to calculate or reconstruct the earn-out obligation, we will be obligated to pay the full amount of the $1 million contingent payment obligation.

Consolidated Statements of Operations

Our consolidated statements of operations, stockholders’ equity, and cash flows have been presented for the period of January 17, 2003 (inception) through December 31, 2003. Business planning and other activities related to our business began in late 2002. We were organized and incorporated in Delaware in January 2003. Included in the results of operations subsequent to our incorporation in January 2003 are reimbursements to certain founding officers for approximately $86,000 in general and administrative pre-incorporation costs. Included in property and equipment are purchases from certain of our founding officers of approximately $62,000 for the carrying value of the assets.

The assets, liabilities and operations of Enhance Interactive and TrafficLeader are included in our consolidated financial statements since the date of their respective acquisitions in February and October 2003. All significant inter-company transactions and balances have been eliminated in consolidation. Our purchase accounting resulted in all assets and liabilities from our acquisitions of Enhance Interactive and TrafficLeader being recorded at their estimated fair values. For the period of February 28 through December 31, 2003 and October 24, 2003 through December 31, 2003, all goodwill, intangible assets and liabilities resulting from the respective Enhance Interactive and TrafficLeader acquisitions have been recorded in our financial statements. Accordingly, our consolidated financial results for periods subsequent to the acquisitions of Enhance Interactive and TrafficLeader are not comparable to the financial statements of Enhance Interactive and TrafficLeader presented for prior periods. The consolidated statements of operations, stockholders’ equity, and cash flows reflecting Enhance Interactive’s historical results have been presented for the year ended December 31, 2002 and the period from January 1, 2003 through February 28, 2003.

eFamily and its wholly-owned subsidiary Enhance Interactive are described as Enhance Interactive in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations. In the accompanying consolidated financial statements, the statements of operations, stockholders’ equity, and cash flows reflecting Enhance Interactive results have been presented as the “Predecessor” for the year ended December 31, 2002 and the period of January 1, 2003 to February 28, 2003.

Presentation of Financial Reporting Periods

For purposes of our discussion, we have included the results of operations of the Predecessor, Enhance Interactive. The results of operations of TrafficLeader have been included as of the acquisition date of October 24, 2003. The comparative periods presented are the results of Enhance Interactive for the year ended

December 31, 2002 (2002 period), compared to the combined results for the period of January 17, 2003 (inception) to December 31, 2003 and the results of Enhance Interactive for the period of January 1, 2003 to February 28, 2003 (2003 period). In the 2003 period, we have included the overlapping operating activities of Enhance Interactive and our operating activities for the period of January 17, 2003 (inception) through February 28, 2003. From January 17, 2003 (inception) through February 28, 2003, we were involved in business and product development, as well as financing and acquisition initiatives. During this period we had no revenues. Accordingly, our activities were different from the operating activities of Enhance Interactive.

Revenue

We currently generate revenue through our operating businesses. The primary sources of revenue are the performance-based advertising services, which include pay-per-click listings and paid inclusion. The secondary sources of revenue are the search marketing services, which include advertising campaign management, conversion tracking and analysis and search engine optimization. We recognize revenue upon the completion of our performance obligation, provided that: (i) evidence of an arrangement exists, (ii) the arrangement fee is fixed and determinable, and (iii) collection is reasonably assured. We have no barter transactions.

In providing pay-per-click advertising services primarily through Enhance Interactive, we generate revenue upon our delivery of qualified click-throughs to our merchant advertisers. These merchant advertisers pay us a designated transaction fee for each click-through, which occurs when an online user clicks on any of their advertisement listings after it has been placed by us or by our distribution partners. Each click-through on an advertisement listing represents a completed transaction. The advertisement listings are displayed within our distribution network, which includes search engines, directories, destination sites and other targeted Web-based content. We provide priority of placement within our displayed advertisement listings based on the merchant advertiser’s price commitment for each click-through.

In our paid inclusion services delivered primarily through TrafficLeader, merchant advertisers pay for their Web pages and product databases to be crawled, or searched, and included in search engine and product shopping engine results within our distribution network. Generally, the paid inclusion results are presented separately on a Web page from the pay-per-click listings. For this service, revenue is generated when an online user clicks on a paid inclusion listing from search engine or product shopping engine results. Each click-through on an advertisement listing represents a completed transaction for which the merchant advertiser pays for on a per-click basis. The placement of a paid inclusion result within search engine results is largely determined by its relevancy, as determined by the search engine partner.

Merchant advertisers also pay us for our search marketing services, which are primarily delivered by TrafficLeader. Merchant advertisers pay us additional fees for such services as advertising campaign management, conversion tracking and analysis, and search engine optimization. Merchant advertisers generally pay us on a click-through basis, although in certain cases we receive a fixed fee for delivery of these services. In some cases we also deliver banner campaigns for select merchant advertisers, primarily through Enhance Interactive. We may also charge initial set-up or inclusion fees as part of our services. Total revenue from these services accounted for less than 9% of total revenue in all periods presented.

Banner advertising revenue (generated by Enhance Interactive) is primarily based on a fixed fee per click and is generated and recognized on click-through activity. In limited cases, banner payment terms are volume-based with revenue generated and recognized when impressions are delivered.

Non-refundable account set-up fees are paid by merchant advertisers and are recognized ratably over the longer of the term of the contract or the average expected merchant advertiser relationship period, which generally ranges from twelve months to more than two years.

Other inclusion fees are generally associated with monthly or annual subscription-based services where a merchant advertiser pays a fixed amount to be included in our index of listings or our distribution partners’ indexes of listings. These subscription arrangements are recognized ratably over the service period.

We enter into agreements with various distribution partners to provide distribution for the URL strings and advertisement listings of our merchant advertisers. We generally pay distribution partners based on a percentage of revenue or a fixed amount per click-through on these listings. The level of click-throughs contributed by our distribution partners has varied, and we expect it will continue to vary, from quarter to quarter and year to year, sometimes significantly. Our growth will be impacted by our ability to increase our distribution, which impacts the number of Internet users who have access to our merchant advertisers’ listings and the rate at which our merchant advertisers are able to convert clicks from these Internet users into completed transactions, such as a purchase or sign up. Our growth also depends on our ability to continue to increase the number of merchant advertisers who use our services and the amount these merchant advertisers spend on our services.

We anticipate that these variables will fluctuate in the future, affecting our growth rate and our financial results. In particular it is difficult to project the number of click-throughs we will deliver to our merchant advertisers and how much merchant advertisers will spend with us, and it is even more difficult to anticipate the average revenue per click-through.

In addition, we believe we will experience seasonality. Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in levels of Internet usage. It is generally understood that during the spring and summer months, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and results.

Service Costs

Service costs include network operations and customer service costs that consist primarily of costs associated with serving our search results, maintaining our Web sites, credit card processing fees, network fees, fees paid to outside service providers, and customer service. Customer service and other costs associated with providing our performance-based advertising and search marketing services and maintaining our Web site include depreciation of Web site and network equipment, colocation service charges of our Web site equipment, bandwidth, and software license fees, salaries of related personnel, stock-based compensation and amortization of intangible assets.

Service costs also include user acquisition costs that relate primarily to payments to our distribution partners for access to their user traffic. We enter into agreements of varying durations with distribution partners that integrate our services into their sites and indexes. The primary economic structure of our distribution partner agreements is a variable payment based on a specified percentage of revenue. These variable payments are often subject to minimum payment amounts per click-through. Other economic structures that to a lesser degree exist include:

•	fixed payments, based on a guaranteed minimum amount of usage delivered;

•	variable payments based on a specified metric, such as number of paid click-throughs; and

•	a combination arrangement with both fixed and variable amounts.

We expense user acquisition costs under two methods: agreements with fixed payments are generally expensed at the greater of pro-rata over the term the fixed payment covers; or usage delivered to date divided by the guaranteed minimum amount of usage delivered.

Agreements with variable payment based on a percentage of revenue, number of paid click-throughs or other metrics are generally expensed based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related expenses for personnel engaged in marketing and sales functions; advertising and promotional expenditures; and cost of systems used to sell to and serve merchant advertisers.

Product Development

Product development costs consist primarily of expenses incurred in the research and development, creation and enhancement of our Internet site and services. Research and development expenses include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality of the services we offer. For the periods presented, substantially all of the product development expenses are research and development.

Product development costs are expensed as incurred or capitalized into property and equipment in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” This statement requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

General and Administrative

General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, bad debt provision, facilities, professional services (including legal and insurance), and other general corporate expenses.

Acquisition-Related Retention Consideration

Acquisition-related retention consideration results from our contingent, earnings-based payment obligation to certain employees of Enhance Interactive for each of the calendar years 2003 and 2004, pursuant to the terms of the merger agreement. See subsection “Acquisitions” above. We shall have no obligation with respect to a year in the event that Enhance Interactive’s earnings before taxes do not exceed $3.5 million for that calendar year. The threshold determination is calculated separately for each of calendar years 2003 and 2004.

The contingent payment obligation is calculated based on the formula of 5.56% of Enhance Interactive’s earnings before taxes for each of the calendar years 2003 and 2004, up to a maximum payout cap of $1 million in the aggregate. See subsection “Acquisitions” above. To the extent we make any payments under this obligation, we will account for such amounts as compensation. For the 2003 calendar year, the retention consideration was approximately $283,000.

Stock-Based Compensation

Stock-based compensation consists of the following components:

•	the intrinsic value of employee option and restricted stock issuances in cases where the fair value of the underlying stock was greater than the exercise price on the date of the grant;

•	the fair value of non-employee option issuances; and

•	the amount by which the fair value of our Class B common stock exceeds the exercise price at the end of the period for certain options. We use variable accounting for the options to purchase 125,000 shares of our Class B common stock that were issued under our stock incentive plan. These options are being held in escrow as security for the indemnification obligations under the Enhance Interactive merger agreement, and are subject to forfeiture. We will continue to account for them as variable awards until the expiration of the agreed-upon escrow period on February 28, 2004.

Amortization of Identifiable Intangibles

Amortization of identifiable intangible assets relates to intangible assets identified in connection with the purchase of Enhance Interactive and, TrafficLeader. Intangible assets identified in connection with the purchase of Enhance Interactive were valued at $8.4 million at the acquisition date of February 28, 2003. Intangible assets identified in connection with the purchase of TrafficLeader were valued at $1.3 million at the acquisition date of October 24, 2003. The intangible assets have been identified as non-competition agreements, trade and domain names, distributor relationships, and merchant advertising customer base relationships and acquired technology. These assets are amortized over useful lives ranging from 12 to 42 months.

Provision for Income Taxes

For income tax purposes, we utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

As of December 31, 2003, we had net operating loss carryforwards of $1.8 million, which will begin to expire in 2019. The Tax Reform Act of 1986 limits the use of net operating loss (NOL) and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. We believe that such a change has occurred, and that the utilization of the approximately $1.8 million of carryforwards is limited such that substantially all of these NOL carryforwards will never be utilized.

Accretion to Redemption Value of Redeemable Convertible Preferred Stock

Holders of Series A redeemable convertible preferred stock are entitled to receive annual cumulative dividends at the per annum rate of 8% of the original purchase price per share when and if declared by the board of directors. Upon conversion of the Series A redeemable convertible preferred stock either by optional conversion or by mandatory conversion upon a firm commitment initial public offering with gross proceeds of at least $20 million, all accumulated and unpaid dividends on the Series A redeemable convertible preferred stock, whether or not declared, since the date of issue up to and including the conversion date, shall be forgiven.

No holders of common stock will receive any dividends or distributions until the holders of the Series A redeemable preferred stock receive a dividend or distribution equal to all accrued but unpaid dividends on such preferred stock plus the per-share amount declared for the common stock on an as-converted basis.

We account for the difference between the carrying amount of the redeemable preferred stock and the redemption amount by increasing the carrying amount for periodic accretion using the interest method, so that the carrying amount will equal the redemption amount at the earliest redemption date.

Results of Operations

Comparison of the year ended December 31, 2002 (2002 period), to the combined periods of January 17 (inception) to December 31, 2003, and of January 1 to February 28, 2003 (2003 period).

Revenue.    Revenue increased 128% from $10.1 million in the 2002 period to $23 million in the 2003 period. This increase was due primarily to an increase in the number of distribution partners, merchant advertisers, overall traffic volume and the acquisition of TrafficLeader. Our distribution partners increased from approximately 290 in the 2002 period to approximately 410 in the 2003 period and the number of merchant advertisers increased from more than 7,700 to more than 10,600. We believe the increase in revenue is primarily a result of the growth of our existing distribution partners, the increased number of searches and the resulting click-throughs performed by users of our service, as well as the addition of new distribution partners and merchant advertisers. We believe the above factors, combined with our sales efforts and improved operational controls, have contributed to an increase in the number of merchant advertisers. The increase in revenue in the 2003 period is also attributable to the acquisition of TrafficLeader in October 2003, which added 11 unique distribution partners and more than 280 merchant advertisers. TrafficLeader’s operating results were included in the 2003 period as of the acquisition date of October 24, 2003.

Our growth rate will depend, in part, on our ability to increase the number of click-throughs performed by users of our service, primarily through our distribution partners. If we do not renew our distribution partner agreements or replace traffic lost from terminated distribution agreements with other sources or if our distribution partners’ search businesses do not grow or are adversely affected, our revenue and results of operations may be materially and adversely affected. Our growth rate will also depend in part on our ability to increase the number and volume of transactions with merchant advertisers. We believe this is dependent in part on delivering high quality traffic that ultimately results in purchases or conversions for our merchant advertisers.

Expenses

Service Costs.    Service costs increased 106% from $6.3 million in the 2002 period to $13 million in the 2003 period. The net increase in costs was mainly attributable to an increase in payments to distribution partners of $6.2 million, an increase in credit card processing fees of $333,000, an increase in personnel costs of $171,000, a decrease in technology licensing costs of $104,000, and an increase in facility and other costs of $91,000. This net increase related to a greater number of searches, an increase in database and hardware capacity requirements as a result of an increase in our distribution partner base and corresponding number of searches, an increase in the number of personnel required to support our services and increased fees paid to outside service providers. Service costs represented 63% of revenue in the 2002 period and 57% of revenue in the 2003 period. As a percentage of revenue, the decrease in service costs for the 2003 period compared to the 2002 period was primarily a result of network operation expenses containing fixed costs and also not increasing at a higher rate than revenue. The decrease in the 2003 period was partially offset by the impact on service cost as a percentage of revenue resulting from the acquisition of TrafficLeader in October 2003. Since TrafficLeader’s user acquisition costs are higher as a percentage of revenue than Enhance Interactive, to the extent that TrafficLeader’s operations make up a larger percentage of future operations, we expect that service costs will increase as a percentage of revenue. We also expect that service costs will continue to increase in absolute dollars, since we anticipate expanding our operations.

Sales and Marketing.     Sales and marketing expense increased 55% from $1.8 million in the 2002 period to $2.8 million in the 2003 period. As a percentage of revenue, sales and marketing expenses were 18% in the 2002 period and 12% in the 2003 period. The increase in dollars was primarily related to an increase in personnel costs of $614,000, primarily due to an increase in the number of employees and the acquisition of TrafficLeader in October 2003. The remaining increase is related to increases in outside marketing activities, rent, travel and other operating costs arising from operations in multiple jurisdictions. We expect that sales and marketing expenses will increase in absolute dollars in connection with any revenue increases, to the extent we expand our sales force, and to the extent we increase our marketing activities.

Product Development.    Product development expenses increased 77% from $812,000 in the 2002 period to $1.4 million in the 2003 period. As a percentage of revenue, product development expenses were 8% in the 2002 period and 6% in the 2003 period. As a percentage of revenue, the decrease in product development expenses in the 2003 period compared to the 2002 period was primarily a result of the allocation of product development expenses over a larger revenue base. The increase in dollars was primarily due to an increase in personnel costs of $461,000, primarily due to an increase in the number of employees and the acquisition of TrafficLeader in October 2003, and rent and other operating expenses of $163,000 arising from operations in multiple jurisdictions. We expect that product development expenses will increase in absolute dollars as we expect to increase the number of personnel and consultants to enhance our service offerings.

General and Administrative.    General and administrative expenses increased 205% from $977,000 in the 2002 period to $3.0 million in the 2003 period. As of percentage of revenue, general and administrative expenses were 10% in the 2002 period and 13% in the 2003 period. The increase in the dollars was due to an increase in personnel costs of $640,000, an increase in professional fees of $617,000, an increase in travel of $288,000, an increase in insurance of $74,000, an increase in bad debt expense of $126,000, and an increase in facility and other operating expenses of $257,000. Many of these costs and increases in costs as a percentage of revenue in the 2003 period result from operating in multiple jurisdictions commencing in 2003 and increased operating activity, including the acquisition of TrafficLeader in October 2003. We expect that our general and administrative expenses will increase in absolute dollars to the extent that we expand our operations and incur additional costs in connection with becoming a public company, such as professional fees and insurance.

Acquisition-Related Retention Consideration.    Acquisition-related retention consideration increased from zero in the 2002 period to $283,000 in the 2003 period. During the 2003 period, the components of acquisition-related retention consideration were service costs of $34,000, sales and marketing of $96,000, product development of $104,000 and general and administrative of $49,000. The acquisition-related retention consideration was calculated as part of the contingent, earnings-based payment obligation to certain employees of Enhance Interactive and is equal to 5.56% of Enhance Interactive’s earnings before taxes in excess of $3.5 million for the 2003 period of which $283,000, including $23,000 of employer-related payroll taxes, has been recorded in 2003. We accounted for this payment amount as compensation.

In addition, with respect to calendar year 2004, we will be obligated to pay additional acquisition-related retention consideration to certain employees of Enhance Interactive if Enhance Interactive has earnings before taxes in excess of $3.5 million. This acquisition-related retention consideration will be equal to 5.56% of Enhance Interactive’s earnings before taxes for the 2004 period. The acquisition-related retention consideration for the calendar years 2003 and 2004 is subject to an aggregate maximum of $1 million. We will account for any payment amount as compensation.

Stock-Based Compensation.    The amortization of stock-based compensation increased 493% from $365,000 in the 2002 period to $2.2 million in the 2003 period. During the 2002 period, the components of stock-based compensation were service costs of $3,000, sales and marketing of $149,000, product development of $57,000 and general and administrative of $156,000. The 2002 period amount related primarily to the January 2002 sale of 2,031,666 shares to employees for cash consideration totaling $10,000; $357,000 in stock-based compensation was recorded in connection with the share issuance based on the difference between the cash consideration and the estimated fair value. During the 2003 period, the components of stock-based compensation were service costs of $10,000, sales and marketing of $423,000, product development of $279,000 and general and administrative of $1.5 million. Amounts in the 2003 period related primarily to the vesting of stock options granted to employees in which the exercise price was less than the fair value of the shares at the date of grant, and $112,000 related to restricted stock issued to employees for future services in connection with the acquisition of TrafficLeader. The 2003 period also includes $781,000 of stock-based compensation for options to purchase 125,000 shares of Class B common stock, which are being held in escrow as security for the indemnification obligations under the Enhance Interactive merger agreement. These options are subject to forfeiture, until the expiration of the escrow period on February 28, 2004. Accordingly, we have accounted for these options as variable awards. Under variable plan accounting, compensation expense is measured quarterly as the amount by which the fair value of the shares of our Class B common stock covered by the option grant exceeds the exercise price and is recognized over the option’s vesting period. Increases or decreases in the fair value of our Class B common stock between the date of grant and the date of exercise result in a corresponding increase or decrease in the measure of compensation expense.

Amortization of Identifiable Intangibles.     Intangible amortization expense increased from zero in the 2002 period to $3 million in the 2003 period as a result of amortizing identifiable intangibles associated with the purchase of Enhance Interactive and TrafficLeader. During the 2003 period, the components of amortization of intangibles were service costs of $2.2 million, sales and marketing of $348,000, and general and administrative of $458,000. Our purchase accounting resulted in all assets and liabilities from our acquisition of Enhance Interactive and TrafficLeader being recorded at their estimated fair values on the acquisition dates of February 28, 2003 and October 24, 2003, respectively. For the period of February 28, 2003, through December 31, 2003, all goodwill, identifiable intangible assets and liabilities resulting from the Enhance Interactive and TrafficLeader acquisitions have been recorded in our financial statements. The identified intangibles amounted to $9.7 million and are being amortized over a range of useful lives of 12 to 42 months. Our consolidated financial results for periods subsequent to the acquisition of Enhance Interactive are not comparable to the financial statements of Enhance Interactive presented for prior periods. Our future growth depends upon our ability to identify, structure and integrate acquisitions. We may acquire identifiable intangible assets as part of future acquisitions and if so, we expect that our intangible amortization will increase in absolute dollars.

Other Income.    Other income increased from $5,000 in the 2002 period to $76,000 in the 2003 period. Interest income and the adjustment to the fair value of the TrafficLeader redemption obligation account for primarily all of the increase. Interest income includes interest on cash balances. Interest income increased from $5,000 in the 2002 period to $47,000 in the 2003 period due to an increase in the average cash balance for the period resulting from the Series A redeemable convertible preferred stock financing.

The adjustment to fair value of the redemption obligation went from zero in the 2002 period to $26,000 in the 2003 period. As of the date of acquisition of TrafficLeader, a redemption obligation was recorded at fair value in the amount of $81,000. The $26,000 adjustment reflects the decrease in the fair value of the obligation to $55,000 as of December 31, 2003.

Income Taxes.    The income tax benefit increased from $143,000 in the 2002 period to $860,000 in the 2003 period. The 2002 period effective tax rate benefit of 61% differed from the expected effective rate of 34% primarily due to reversing $208,000 of the valuation allowance on deferred tax assets and due to the effective rate impact of the $133,000 of non-deductible stock-based compensation during the 2002 period. During the 2002 period, Enhance Interactive determined that it was more likely than not, based on improved operating performance, that it would realize all of the available net deferred tax assets. The income tax effective rate was 32% in the 2003 period. This differed from the expected rate of 34% primarily due to state income taxes offset by non-deductible stock compensation amounts. The 2003 period was also impacted by the following factors:

•	On February 28, 2003, and October 24, 2003 in connection with the purchase accounting for the respective acquisitions of Enhance Interactive and TrafficLeader, we recorded net deferred tax liabilities in the amount of approximately $3.5 million relating to the difference in the book basis and tax basis of its assets and liabilities.

•	Approximately $3.6 million of these deferred tax liabilities related to the book basis versus tax basis of the identifiable intangible assets in the acquisitions totaling approximately $9.7 million.

During the period of January 1 through February 28, 2003, as a result of a tax deduction from stock option exercises, Enhance Interactive recognized a tax-effected benefit of approximately $231,000, which was recorded as a credit to additional paid in capital.

Accretion to Redemption Value of Redeemable Convertible Preferred Stock.    The accretion to redemption value of preferred stock was $1,319,000 in the 2003 period. The accretion to the redemption value recorded during the period is based upon 6,724,063 shares of Series A preferred stock outstanding as of December 31, 2003 with a dividend rate of 8% per annum.

Net Income (Loss) Applicable to Common Stockholders.    Net loss applicable to common stockholders increased from $90,000 in the 2002 period to $3.2 million in the 2003 period. The increase was primary attributable to an increase in operating income offset by an increase of $3.0 million in amortization of intangible assets and an increase of $1.8 million in stock-based compensation.

Operating Income Before Amortization.    Our management believes that certain non-GAAP measures are helpful, when presented in conjunction with the comparable GAAP measures. The non-GAAP measures are not meant to replace or supercede the GAAP measures, but rather to supplement the information to present to the readers of the financial statements the same information as management considers in assessing the results of operations and performance.

When presenting non-GAAP measures we will present a reconciliation of the most directly comparable GAAP measure. These non-GAAP measures are consistent with how management views the results of operations in assessing performance.

We report Operating Income Before Amortization (“OIBA”) that is a supplemental measure to GAAP. This measure, among other things, is one of the primary metrics by which the company evaluates the performance of our business. Additionally, management uses adjusted OIBA which excludes acquisition-related retention consideration as we view this as part of the earn-out consideration from the transaction. Adjusted OIBA is the basis on which our internal budgets are based and by which management is currently evaluated. Management believes that investors should have access to, and we are obligated to provide, the same set of information that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation, as a substitute for, or superior to, GAAP results. OIBA is defined as income (loss) from operations before (1) stock-based compensation expense and (2) amortization of intangible assets. This measure includes acquisition-related retention consideration resulting from the 2003 earn-out payment obligation from the Enhance Interactive acquisition. We provide and encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures, which we discuss below.

We believe this measure is useful to investors because it represents our consolidated operating results, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the effects of certain other non-cash expenses. OIBA has certain limitations in that it does not take into account the impact to our statement of operations of certain expenses including non-cash stock-based compensation associated with our employees and acquisition related accounting. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements and detailed descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

The following are the non-cash expenses that are excluded from our non-GAAP measures:

•	stock-based compensation consists of restricted stock and options expense, which relates mostly to restricted stock and options issued in connection with acquisitions. We view this expense as part of transaction costs which are not paid in cash. Stock-based compensation also includes the expense associated with certain employee stock options where on the date of grant the fair value of the underlying stock exceeded the exercise price.

•	amortization of intangible assets is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as distribution partner relationships and merchant advertiser customer relationships are valued and amortized over their estimated lives.
While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to the acquisition, they were part of transaction costs and will not be replaced with cash costs when the intangibles are fully amortized.

The following is a reconciliation of income (loss) from operations and net income (loss) applicable to common stockholders to the non-GAAP measure of operating income before amortization for the year ended December 31, 2002, the period of January 1, 2003 to February 28, 2003 and the period of January 17, 2003 (inception) to December 31, 2003.

	Predecessor Periods		Successor Period
	Year ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Operating income before amortization (OIBA)	$126,543	594,053	1,820,795
Stock-based compensation	(364,693)	(38,981)	(2,125,110)
Amortization of intangible assets	—	—	(3,023,408)

Income (loss) from operations	(238,150)	555,072	(3,327,723)
Other income:
Interest income	5,491	1,529	45,874
Adjustments to fair value of redemption obligation	—	—	25,500
Other	—	—	2,685

Total other income	5,491	1,529	74,059

Income (loss) before provision for income taxes	(232,659)	556,601	(3,253,664)
Income tax expense (benefit)	(142,876)	224,082	(1,084,312)

Net income (loss)	(89,783)	332,519	(2,169,352)
Accretion to redemption value of redeemable convertible preferred stock	—	—	1,318,885

Net income (loss) applicable to common stockholders	$(89,783)	332,519	(3,488,237)

Operating income before amortization (“OIBA”) increased from $127,000 in the 2002 period to $2.4 million in the 2003 period. The increase was primarily attributable to increased operating activity that resulted in an increase in revenue of $12.9 million offset by an increase in operating expenses of $10.6 million, excluding stock-based compensation expense and amortization of intangible assets.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly results of operations data for the eight most recent quarters and periods ended December 31, 2003, as well as such data expressed as a percentage of our revenues for the periods presented. The information in the tables below should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as the consolidated financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters/periods presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter or period presented.

	Predecessor Periods					Successor Periods
	Quarter ended March 31, 2002	Quarter ended June 30, 2002	Quarter ended Sept 30, 2002	Quarter ended Dec 31, 2002	Period from Jan 1 to Feb 28, 2003	Period from Jan 17 (inception) to March 31, 2003	Quarter ended June 30, 2003	Quarter ended Sept 30, 2003	Quarter ended Dec 31, 2003
Revenue	$1,725,659	2,070,213	2,631,707	3,642,928	3,071,055	1,715,933	5,356,286	5,359,274	7,460,665

Expenses:
Service costs (1)	1,098,184	1,310,469	1,755,041	2,170,479	1,732,813	883,280	2,955,535	2,967,206	4,486,049
Sales and marketing (1)	327,406	372,028	436,950	684,853	365,043	214,615	654,182	723,753	868,133
Product development (1)	128,969	157,811	202,350	322,543	144,479	104,947	354,927	384,248	447,300
General and administrative (1)	220,564	165,314	233,166	357,837	234,667	426,919	729,856	659,177	927,967
Acquisition-related retention consideration (2)	—	—	—	—	—	—	—	—	283,269
Stock-based compensation (3)	358,141	1,910	2,221	2,421	38,981	710,991	550,078	326,407	537,634
Amortization of intangible assets (4)	—	—	—	—	—	290,087	869,588	869,588	994,145

Total operating expenses	2,133,264	2,007,532	2,629,728	3,538,133	2,515,983	2,630,839	6,114,166	5,930,379	8,544,497

Income (loss) from operations	(407,605)	62,681	1,979	104,795	555,072	(914,906)	(757,880)	(571,105)	(1,083,832)
Other income:
Interest income	106	686	1,732	2,967	1,529	3,092	13,479	16,931	12,372
Adjustment to fair value of redemption obligation	—	—	—	—	—	—	—	—	25,500
Other	—	—	—	—	—	—	—	—	2,685

Total other income	106	686	1,732	2,967	1,529	3,092	13,479	16,931	40,557

Income (loss) before provision for income taxes	(407,499)	63,367	3,711	107,762	556,601	(911,814)	(744,401)	(554,174)	(1,043,275)
Income tax expense (benefit)	—	—	(190,717)	47,841	224,082	(323,092)	(263,771)	(196,368)	(301,081)

Net income (loss)	(407,499)	63,367	194,428	59,921	332,519	(588,722)	(480,630)	(357,806)	(742,194)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	119,081	385,274	407,265	407,265

Net income (loss) applicable to common stockholders	$(407,499)	63,367	194,428	59,921	332,519	(707,803)	(865,904)	(765,071)	(1,149,459)

(1) Excludes acquisition-related retention consideration, stock-based compensation and amortization of intangible assets
(2) Components of acquisition-related retention consideration:
Service costs	$—	—	—	—	—	—	—	—	33,723
Sales and marketing	—	—	—	—	—	—	—	—	96,262
Product development	—	—	—	—	—	—	—	—	104,233
General and administrative	—	—	—	—	—	—	—	—	49,051
(3) Components of stock-based compensation:
Service costs	$2,350	241	285	285	190	—	—	—	9,776
Sales and marketing	145,602	920	1,074	1,073	715	128,993	99,861	87,720	105,297
Product development	56,238	210	315	315	37,710	69,769	95,108	38,348	37,855
General and administrative	153,951	539	547	748	366	512,229	355,109	200,339	384,706
(4) Components of amortization of intangible assets:
Service costs	$—	—	—	—	—	215,087	644,588	644,588	712,694
Sales and marketing	—	—	—	—	—	29,167	87,500	87,500	143,951
Product development	—	—	—	—	—	—	—	—	—
General and administrative	—	—	—	—	—	45,833	137,500	137,500	137,500

	As A Percentage of Net Revenue
	Predecessor Periods					Successor Periods
	Quarter ended March 31, 2002	Quarter ended June 30, 2002	Quarter ended Sept 30, 2002	Quarter ended Dec 31, 2002	Period from Jan 1 to Feb 28, 2003	Period from Jan 17 (inception) to March 31, 2003	Quarter ended June 30, 2003	Quarter ended Sept 30, 2003	Quarter ended Dec 31, 2003
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Service costs (1)	63.6	63.3	66.7	59.6	56.4	51.5	55.2	55.4	60.1
Sales and marketing (1)	19.0	18.0	16.6	18.8	11.9	12.5	12.2	13.5	11.6
Product development (1)	7.5	7.6	7.7	8.9	4.7	6.1	6.6	7.2	6.0
General and administrative (1)	12.8	8.0	8.9	9.8	7.6	24.9	13.6	12.3	12.4
Acquisition-related retention consideration (2)	—	—	—	—	—	—	—	—	3.8
Stock-based compensation (3)	20.8	0.1	0.1	0.1	1.3	41.4	10.3	6.1	7.2
Amortization of intangible assets (4)	—	—	—	—	—	16.9	16.2	16.2	13.3

Total operating expenses	123.6	97.0	99.9	97.1	81.9	153.3	114.1	110.7	114.5

Income (loss) from operations	(23.6)	3.0	0.1	2.9	18.1	(53.3)	(14.1)	(10.7)	(14.5)
Other income:
Interest income	—	—	0.1	0.1	—	0.2	0.3	0.3	0.2
Adjustment to fair value of redemption obligation	—	—	—	—	—	—	—	—	0.3
Other	—	—	—	—	—	—	—	—	—

Total other income	—	—	0.1	0.1	—	0.2	0.3	0.3	0.5

Income (loss) before provision for income taxes	(23.6)	3.1	0.1	3.0	18.1	(53.1)	(13.9)	(10.3)	(14.0)
Income tax expense (benefit)	0.0	0.0	(7.2)	1.3	7.3	(18.8)	(4.9)	(3.7)	(4.0)

Net income (loss)	(23.6)	3.1	7.4	1.6	10.8	(34.3)	(9.0)	(6.7)	(9.9)

Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	6.9	7.2	7.6	5.5
Net income (loss) applicable to common stockholders	(23.6)%	3.1%	7.4%	1.6%	10.8%	(41.2)%	(16.2)%	(14.3)%	(15.4)%

For purposes of discussion, we have included the results of operations of the Predecessor, Enhance Interactive. The results of operations of TrafficLeader have been included since the acquisition date of October 24, 2003. The results of operations for the quarter ended March 31, 2003 as discussed below is based on the combined periods including our results from January 17, 2003 (inception) to March 31, 2003 and Enhance Interactive’s results from January 1, 2003 to February 28, 2003 (quarter ended March 31, 2003). From January 17, 2003 (inception) through February 28, 2003, we were involved in business and product development, as well as financing and acquisition initiatives and accordingly, our activities were different from the operating activities of Enhance Interactive. For further discussion of the presentation of Financial Reporting Periods, see page 30.

Revenue progressively increased in the quarters presented due primarily to an increase in the number of and growth of distribution partners, an increase in the number of merchant advertisers, and an overall increase in the number of searches and resulting click-throughs performed by users of our service. Revenue in the quarter ended December 31, 2003 also increased as a result of the acquisition of TrafficLeader.

Service costs increased in each quarter presented mainly as a result of increases each quarter in payments to distribution partners, costs of processing larger numbers of transactions, such as related credit card processing fees, and personnel and facility costs. Service costs generally decreased as a percentage of revenue in the 2003 quarters as compared to the 2002 quarters. The decrease in the percentage of revenue during this period is attributable to fixed network costs not increasing as revenue has grown, as well as economies of scale in our support and network infrastructure being realized, and certain variable costs having increased at a lower rate than revenue. Service costs increased as a percentage of revenue in the quarter ended December 31, 2003 primarily due to the acquisition of TrafficLeader in this period. TrafficLeader’s operations have a higher ratio of service costs to revenue than the operations of Enhance Interactive since user acquisition costs account for a higher ratio of its revenue.

Sales and marketing expense, product development expense, and general and administrative expense generally increased over the quarters presented, largely as a result of increases in personnel associated with selling, developing, and supporting our services. The increases in the 2003 quarters relative to the 2002 quarters are also related to increases in rent and other operating expenses arising from maintaining operations in multiple jurisdictions. The quarter ended December 31, 2003 was also impacted by the inclusion of TrafficLeader personnel in that period.

Stock-based compensation for the quarter ended March 31, 2002 was primarily related to the sale of shares to employees for cash consideration for amounts less than the estimated fair value. The stock-based compensation in the 2003 quarters related primarily to (i) employee stock options, for which the exercise price was less than the fair value on the date of grant, and (ii) the options to purchase 125,000 shares of Class B common stock held in escrow as security for the indemnification obligations under the Enhance Interactive merger agreement. The options held in escrow are accounted for as variable awards. Stock-based compensation increased in the quarter ended December 31, 2003 primarily due to amounts recognized for restricted shares issued to employees in connection with the acquisition of TrafficLeader.

Amortization of intangible assets expense in the initial three quarters of 2003 resulted from amortizing identifiable intangibles associated with the purchase of Enhance Interactive. Amortization of intangible assets expense increased in the quarter ended December 31, 2003 as a result of the additional amortization of identifiable intangibles associated with the purchase of TrafficLeader.

	Predecessor Periods					Successor Periods
	Quarter ended March 31, 2002	Quarter ended June 30, 2002	Quarter ended Sept 30, 2002	Quarter ended Dec 31, 2002	Period from Jan 1 to Feb 28, 2003	Period from Jan 17 (inception) to March 31, 2003	Quarter ended June 30, 2003	Quarter ended Sept 30, 2003	Quarter ended Dec 31, 2003
Operating income before amortization (OIBA) (1)	$(49,464)	64,591	4,200	107,216	594,053	86,172	661,786	624,890	447,947
Stock-based compensation	(358,141)	(1,910)	(2,221)	(2,421)	(38,981)	(710,991)	(550,078)	(326,407)	(537,634)
Amortization of intangible assets	—	—	—	—	—	(290,087)	(869,588)	(869,588)	(994,145)

Income (loss) from operations	(407,605)	62,681	1,979	104,795	555,072	(914,906)	(757,880)	(571,105)	(1,083,832)
Other income:
Interest income	106	686	1,732	2,967	1,529	3,092	13,479	16,931	12,372
Adjustment to fair value of redemption obligation	—	—	—	—	—	—	—	—	25,500
Other	—	—	—	—	—	—	—	—	2,685

Total other income	106	686	1,732	2,967	1,529	3,092	13,479	16,931	40,557

Income (loss) before provision for income taxes	(407,499)	63,367	3,711	107,762	556,601	(911,814)	(744,401)	(554,174)	(1,043,275)
Income tax expense (benefit)	—	—	(190,717)	47,841	224,082	(323,092)	(263,771)	(196,368)	(301,081)

Net income (loss)	(407,499)	63,367	194,428	59,921	332,519	(588,722)	(480,630)	(357,806)	(742,194)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	119,081	385,274	407,265	407,265

Net income (loss) applicable to common stockholders	$(407,499)	63,367	194,428	59,921	332,519	(707,803)	(865,904)	(765,071)	(1,149,459)

(1)	We report operating income before amortization (“OIBA”) that is a supplemental measure to GAAP. OIBA represents income (loss) from operations plus (1) stock-based compensation expense and (2) amortization of intangible assets. This measure, among other things, is one of the primary metrics by which we evaluate the performance of our business. Additionally, management uses adjusted OIBA which excludes acquisition-related retention consideration as we view this as part of the earn-out consideration from the transaction. Adjusted OIBA is the basis on which our internal budgets are based and by which management is currently evaluated. Management believes that investors should have access to, and we are obligated to provide, the same set of tools that we use in analyzing our results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered in isolation, as a substitute for, or superior to GAAP results. We believe this measure is useful to investors because it represents our consolidated operating results, taking into account depreciation, which we believe is an ongoing cost of doing business, but excluding the effects of certain other non-cash expenses.

OIBA has certain limitations in that it does not take into account the impact to our statement of operations of certain expenses including non-cash stock-based compensation associated with our employees and acquisition-related accounting. We endeavor to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements and detailed descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure. This table provides a reconciliation of income (loss) from operations and net income (loss) applicable to common stockholders to the non-GAAP measure of operating income before amortization for the eight most recent quarters and/or periods ended December 31, 2003.

Liquidity and Capital Resources

We have financed our Company through the private sales of securities in January through May of 2003, which totaled approximately $20.3 million. Primarily from such proceeds, we have funded our business operations and the acquisitions of Enhance Interactive and TrafficLeader. The acquisition of Enhance Interactive resulted in $13.3 million in net cash consideration and the acquisition of TrafficLeader amounted to $3.2 million in net cash consideration. As of December 31, 2003, we had cash and cash equivalents of $6.0 million. As of December 31, 2003, we had contractual obligations of $836,000 of which $694,000 is for rent under our facility leases. In February 2004, we entered into a $2.3 million commitment for additional office space in Seattle, Washington, and this commitment extends through 2009. As of December 31, 2003, we had $21.4 million outstanding of Series A redeemable convertible preferred stock which are not included as components of stockholders’ equity because they are redeemable in certain events at the option of the holders, but are a part of our overall capital structure. If the offering is consummated under the terms presently anticipated, each of the outstanding shares of our Series A redeemable convertible preferred stock will automatically convert into one share of Class B common stock upon closing, and any accumulated dividends will be forgiven.

Net cash flow provided by operating activities was $1.5 million for the 2002 period and $3.3 million for the 2003 period. Cash was provided primarily from net income (losses) offset by non-cash amounts including depreciation and amortization of identifiable intangibles and stock-based compensation. The TrafficLeader acquisition, which occurred near the end of the 2003 period, contributed limited net cash flow to operations in the 2003 period. Accordingly, the operating cash flows were principally derived from Enhance Interactive’s operating activity.

Enhance Interactive working capital cash flows contribute to cash provided by operations, in large part as a result of the advance payment structure in place for most merchant advertisers. With respect to most of these merchant advertisers, we receive payment for pay-per-click advertising services prior to our delivery of the click-throughs. Our corresponding payments to the distribution partners who provide placement for the listings are generally made only after our delivery of a click-through. In most cases, the amount payable to the distribution partner will be calculated at the end of a calendar month, with a payment period following the delivery of the click-throughs. This payment structure results in a lag period between the receipt of the cash from the merchant advertisers and the payment to the distribution partners. These services constituted the majority of revenue in the 2003 period.

Nearly all of the TrafficLeader merchant advertisers are billed on a monthly basis following the month of our click-through delivery. This payment structure results in our advancement of monies to the distribution partners who have provided the corresponding placements of the listings. Merchant advertisers’ payments are generally received one to two weeks following payment to distribution partners. We expect that in future periods, if the paid inclusion service provided by TrafficLeader accounts for a greater percentage of our operating activity, working capital requirements will increase as a result.

Net cash flow used in investing activities was $334,000 for the 2002 period and $17.2 million for the 2003 period. Cash flow used in investing activities include capital expenditures for property and equipment and the acquisition of Enhance Interactive for $13.3 million in February 2003 and the acquisition of TrafficLeader for $3.2 million in October 2003. As a result of the Enhance Interactive and TrafficLeader acquisitions, we increased our property and equipment purchases for items such as network equipment and software, furniture, software and equipment for our personnel, and systems used to sell to and serve merchant advertisers. Purchases of property, plant and equipment for the period following the Enhance Interactive acquisition date of February 28, 2003 through December 31, 2003 totaled $466,000. As our operations increase, we expect property and equipment purchases will increase as we continue to invest in equipment and software for our systems and personnel.

Net cash flow provided by financing activities was $24,000 for the 2002 period and $20.3 million for the 2003 period. Cash flows from financing activities for the 2002 period relate to eFamily’s issuance of stock. Cash flows from financing activities for the 2003 period relate to proceeds from employees exercising stock options and proceeds from the sale of Class A and Class B common stock and Series A redeemable convertible preferred stock in the aggregate amount of $20.3 million.

For the 2003 period, the total aggregate Enhance Interactive contingent, earnings-based payment obligation is approximately $3.5 million. This payment obligation includes the earn-out consideration of approximately $3.2 million and the retention consideration of approximately $283,000, for the 2003 period. These amounts are payable on the earlier of (i) April 1, 2004 or (ii) three days after we have received gross proceeds of at least $20 million from an initial public offering.

For purposes of the calculations of the contingent earnings and revenue-based payment obligations for Enhance Interactive and TrafficLeader, we have allocated revenue based on the source of revenue. We attribute revenue from products and services originating with Enhance Interactive to Enhance Interactive, and likewise we attribute revenue from products and services originating with TrafficLeader to TrafficLeader. Consistent with that approach, we allocate revenues based on origination of merchant advertiser and distribution partner relationships and agreements.

Future contingent earnings- and revenue-based payment obligations related to the Enhance Interactive and TrafficLeader acquisitions, which will be determined in early 2005 for the 2004 calendar year, could significantly impact our cash flows and could significantly reduce our available cash and cash equivalents balances. These payment obligations are still subject to the aggregate maximums of $13.5 million, of which $3.5 million has been recorded in 2003, for Enhance Interactive and $1 million for TrafficLeader.

The following table summarizes our contractual obligations as of December 31, 2003, as well as an amount relating to a lease commitment entered into in February 2004 and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Operating leases (A)	$3,009,905	615,375	1,028,330	910,800	455,400
Other contractual obligations	142,000	142,000	—	—
Series A redeemable convertible preferred stock (B)	34,800,000	—	—	—	34,800,000
Earn-out obligation associated with acquisition of Enhance Interactive (C)	Up to 13,500,000	3,502,369	Up to 9,997,631	—	—
Class B common stock subject to put redemption right (D)	3,400,000	—	3,400,000	—	—
Earn-out obligation associated with acquisition of TrafficLeader (E)	Up to 1,000,000	Up to 1,000,000	Up to 1,000,000	—	—

Total Contractual Obligations	Up to $55,851,905	Up to 5,259,744	Up to 15,425,961	910,800	35,255,400

(A)	Included in operating leases in the table above is a $2.3 million commitment for additional office space in Seattle, Washington that extends through 2009. We anticipate relocating from our current Seattle offices in the first half of 2004. We expect to record a charge in the first half of 2004 relating to the relocation of up to $350,000.

(B)

The Series A redeemable convertible preferred stock has redemption rights that will be eliminated upon the automatic conversion of the Series A redeemable convertible preferred stock into Class B common stock upon completion of the offering. Holders of Series A redeemable convertible preferred stock are entitled to receive cumulative dividends at the per annum rate of 8% of the original issue price per share when and if declared by the board of directors. The cumulative amount of preferred dividends in arrears is $1,317,000 or $0.20 per share at December 31, 2003. The board of directors has not declared any dividends as of December 31, 2003. Upon conversion of the Series A redeemable convertible preferred stock, either by optional conversion or by mandatory conversion upon an initial public offering, all accumulated and unpaid dividends on the Series A redeemable convertible preferred stock, whether or not declared, since the date of issue up to and including the conversion date, shall be forgiven. If dividends or other distributions are paid on the Class B common stock, the holders of Series A redeemable convertible preferred stock are entitled to the preferential dividends above and are entitled to per share dividends equal to those declared or paid to holders of Class B common stock. At the election of the holders of at least a majority of the outstanding shares of Series A redeemable convertible preferred stock on each of the First Redemption Date (March 31, 2011), Second Redemption Date (March 31, 2012), Third Redemption Date (March 31, 2013) and Final Redemption Date (March 31, 2014), we shall redeem one-third of the number of shares of Series A redeemable convertible preferred stock held by such holders on each of the first three redemption dates and the remainder of any shares not already redeemed shall be redeemed on the final redemption date. The aggregate redemption amount is $21,489,000 at December 31, 2003.

(C)	A contingent, earnings-based payment obligation may be owed to the former shareholders of Enhance Interactive. The payment obligation has two components, which consist of earn-out consideration and retention consideration.

The earn-out consideration is calculated based on the formula of 69.44% of Enhance Interactive’s earnings before taxes for each of the calendar years 2003 and 2004, up to an aggregate maximum payout cap of $12.5 million. In the event earnings before taxes do not exceed $3.5 million for 2003 or 2004, then no amount shall be payable for the related period. Any amounts payable will be accounted for as additional goodwill.

The retention consideration is calculated based on the formula of 5.56% of Enhance Interactive’s earnings before taxes for each of the calendar years 2003 and 2004, up to an aggregate maximum payout cap of $1 million. In the event earnings before taxes do not exceed $3.5 million for 2003 or 2004, then no amount shall be payable for the related period. Any amounts payable will be accounted for as compensation.

Based on the calculation for calendar year 2003, we have recorded a $3.5 million payment liability for the total 2003 earnings-based payment obligations, which will reduce the maximum aggregate obligation by the same amount.

(D)	In the event we have not completed a firm commitment initial public offering with gross proceeds of at least $20 million prior to October 24, 2005, the former shareholders of TrafficLeader have the right to require us to redeem 425,000 shares of Class B common stock for $8 per share (for an aggregate redemption of $3.4 million), but only upon the affirmative vote of the holders of 75% of such shares. These shares were valued at $6.75 per share and the associated redemption right has a value of $55,000 at December 31, 2003, and will be reflected as a liability, until such time as a qualifying initial public offering occurs. Based upon the terms of the redemption right, we will mark the redemption right to fair value at each reporting period until such time as the redemption right expires or the shares are redeemed.

(E)	A contingent, revenue-based payment obligation may be owed under the TrafficLeader acquisition agreement. The contingent revenue-based payment is conditioned on TrafficLeader having revenue in excess of $15 million for calendar year 2004. In the event that TrafficLeader meets the minimum revenue threshold, we will be obligated to pay an amount equal to 10% of each dollar in revenue above the $15 million threshold, up to a maximum payout cap of $1 million. Any amount payable will be accounted for as additional goodwill.

In the event on or prior to December 31, 2004, there is a change of control of TrafficLeader or of us, or both TrafficLeader’s CEO and CTO either resign for good reason or are terminated without cause, or we take any action prior to the end of December 31, 2004, which makes it impractical to calculate or reconstruct the earn out obligation, we will be obligated to pay the full amount of the $1 million contingent payment obligation.

We anticipate that we will need to invest working capital towards the development and expansion of our overall operations. We may make further acquisitions, which, in addition to the issuance of equity securities, could result in the reduction of our cash balances or the incurrence of debt. We have allocated approximately $12 million of the net proceeds from this offering to fund acquisitions. See “Use of Proceeds.” Furthermore, we expect that future capital expenditures may be higher than amounts recorded in the 2003 period if our operating activity continues to increase. In addition, TrafficLeader expenditures were only included in the 2003 period as of the acquisition date of October 24, 2003. Future reporting periods will include all of TrafficLeader’s operating results for such periods. TrafficLeader’s operations have a higher ratio of service costs to revenue than the operations of Enhance Interactive.

Based on our operating plans, we believe that the proceeds from this offering, together with our existing resources and cash flows provided by operations, will be sufficient to fund our planned operations for at least twelve months from the date of this prospectus. However, additional equity and debt financing may be needed to support our Company needs. If additional financing is necessary, it may not be available; and if it is available, it may not be possible for us to obtain financing on satisfactory terms. Failure to generate sufficient revenue or raise additional capital could have a material adverse effect on our ability to continue as a going concern and to achieve our intended business objectives.

Critical Accounting Policies

The policies below are critical to our business operations and the understanding of our results of operations. In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of our results.

Our consolidated financial statements have been prepared with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our critical accounting policies relate to the following matters and are described below:

•	Revenue;

•	Goodwill and intangible assets;

•	Stock-based compensation; and

•	Allowance for doubtful accounts and merchant advertiser credits.

Revenue

We currently generate revenue through our operating businesses by delivering performance-based and search marketing services to merchant advertisers. The primary revenue driver has been performance-based advertising, which includes pay-per-click listings, delivered primarily through Enhance Interactive; and beginning in October 2003, paid inclusion, delivered primarily through TrafficLeader. For these particular services, revenue is recognized upon a user’s click-through of a merchant advertiser listing within our distribution network. Each click-through represents a completed transaction.

We have entered into agreements with various distribution partners in order to expand our distribution network, which includes search engines, directories, product shopping engines and other Web sites through which we distribute our merchant advertisers’ listings. We generally pay distribution partners based on a specified percentage of revenue or a fixed amount per click-through on these listings. We act as the primary obligor in these transactions, and we are responsible for providing customer and administrative services to the merchant advertiser. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue derived from merchant advertisers who receive paid introductions through us as supplied by distribution partners is reported gross based upon the amounts received from the merchant advertiser.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

We apply the provisions of the Financial Accounting Standards Board’s (FASB) Statements of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS 144).

Goodwill not subject to amortization is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. To date, no impairment charge has been taken for the goodwill related to our acquisitions of Enhance Interactive or TrafficLeader. If the fair value is lower than the carrying value, a material impairment charge may be reported in our financial results.

We review our long-lived assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is to be recognized by the amount by which the carrying amount of the assets exceeds fair value. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

No impairment of our intangible assets has been indicated to date. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased.

As a result of the significance of the goodwill and intangible asset carrying values, any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

Stock-Based Compensation

Our stock-based compensation plan is described more fully in Note 8 to the consolidated financial statements. We account for the plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25 issued in March 2000, to account for our employee stock options. Under this method, employee compensation expense is recorded on the date of grant only if the fair value of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.

As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting described above for options granted to employees, and have adopted the disclosure requirements of SFAS No. 123. We recognize compensation expense over the vesting period utilizing the accelerated methodology described in Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” We account for non-employee stock-based compensation in accordance with SFAS No. 123 and EITF No. 96-18.

We use variable plan accounting to account for options to purchase 125,000 shares of our Class B common stock issued under our stock incentive plan that are held in escrow as security for the indemnification obligations under the Enhance Interactive merger agreement. These options are subject to forfeiture, until the expiration of the escrow period on February 28, 2004. Accordingly, we may be required to record a compensation charge on a quarterly basis, which will lower our earnings. Under variable plan accounting, compensation expense is measured quarterly as the amount by which the fair value of the shares of our Class B common stock covered by the option grant exceeds the exercise price and is recognized over the option’s vesting period. Increases or decreases in the fair value of our Class B common stock between the date of grant and the date of exercise result in a corresponding increase or decrease in the measure of compensation expense.

The amount of stock-based compensation to be recognized is derived based on our determination of the fair value of our Class B common stock. We determine the fair value of our Class B common stock based on several factors, including our operating performance, issuances of our convertible preferred stock, liquidation preferences of our preferred stock, and valuations of other publicly-traded companies.

The amount of compensation expense actually recognized in future periods could be lower than currently anticipated if unvested stock options for which deferred compensation has been recorded are forfeited. In addition, if we used different assumptions to determine the deemed fair value of our Class B common stock, we could have reported materially different amounts of stock-based compensation. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the date of grant. Several companies have recently elected to change their accounting policies and begun to record the fair value of options as an expense. In addition, we understand that discussions of potential changes to applicable accounting standards are ongoing. If we had estimated the fair value of options on the date of grant using a Black-Scholes pricing model, and then amortized this estimated fair value over the vesting period of the options, our net income (loss) would have been adversely affected. See Note 1(m) to our consolidated financial statements for a discussion of how our net income (loss) would have been adversely affected.

Allowance for Doubtful Accounts and Merchant Advertiser Credits

Accounts receivable balances are presented net of allowance for doubtful accounts and merchant advertiser credits. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. We determine our allowance based on analysis of historical bad debts, advertiser concentrations, advertiser creditworthiness and current economic trends. We review the allowance for collectibility on a quarterly basis. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and the potential recovery is considered remote. If the financial condition of our advertisers were to deteriorate, resulting in an impairment of their ability to make payments, or if we underestimated the allowances required, additional allowances may be required which would result in increased general and administrative expenses in the period such determination was made.

We determine our allowance for merchant advertiser credits and adjustments based upon our analysis of historical credits. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments and estimates.

Related Party Transactions

For a description of our related party transactions see “Certain Relationships and Related Transactions.”

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material impact on our financial position and results of operations.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (SAB No. 104), which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition in Financial Statements” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on our financial position and results of operations.

BUSINESS

Company Overview

We provide technology-based services to merchants engaged in online transactions. Our objective is to be a leader in terms of growth, profitability, technological innovation, and business model innovation. We anticipate achieving our objectives through a combination of consolidation opportunities, growing those businesses we acquire, internal development initiatives and strategic relationships.

We believe there is a significant, long-term opportunity to capture market share of online transactions, and services that support online transactions, by building a profitable, diversified global company that provides a wide range of technology-based services to merchants, including: Web site infrastructure and development services; online payment and commerce infrastructure; promotional tools to market and sell products and services; and automated tools to manage and track online transaction. We intend to leverage the experience of our senior management to capture this opportunity, as they have substantial operational and strategic experience, including experience in building and managing public companies, executing acquisitions and forming strategic relationships.

Our current operating businesses are in the performance-based advertising and search marketing industries, primarily focused on helping merchants market and sell their products and services via the Internet. We currently provide our merchant customers with the following technology-based services: (1) performance-based advertising, including pay-per-click services, primarily through Enhance Interactive; and paid inclusion services, primarily through TrafficLeader; and (2) search marketing services, including advertising campaign management, conversion tracking and analysis, and search engine optimization, through TrafficLeader.

Enhance Interactive. Enhance Interactive provides performance-based advertising services to merchant advertisers, including pay-per-click services. Through Enhance Interactive’s pay-per-click service, merchant advertisers create keyword listings that describe their product or service, which are marketed to millions of consumers and businesses primarily through search engine or directory results.

TrafficLeader. TrafficLeader provides performance-based advertising and search marketing services to merchant advertisers, including paid inclusion, advertising campaign management, conversion tracking and analysis, and search engine optimization. Through TrafficLeader’s primary service, paid inclusion, TrafficLeader manages search-based advertising campaigns and services for merchant advertisers. TrafficLeader’s paid inclusion service helps merchant advertisers, who have hundreds or even thousands of products, reach prospective customers by first indexing their product databases and creating highly relevant product listings and then placing these listings in front of potential customers, primarily through search engines. Merchant advertiser’s product listings map directly to user search queries, which link to specific product or information pages when clicked. On behalf of merchant advertisers, TrafficLeader indexes these highly relevant listings into many of the Internet’s most-visited search engines, product shopping engines, and directories.

Collectively, our operating businesses distribute advertisements and paid listings through hundreds of partners, including search engines, directories, product shopping engines and other Web sites.

In support of our partners and merchants, we devote resources to developing and building proprietary technology-based products and services that we believe are innovative and provide a high degree of utility. Additionally, we continually evaluate opportunities to evolve existing technologies and business models, and we regularly consider possible acquisitions and strategic relationships.

We were incorporated in Delaware on January 17, 2003. On February 28, 2003, we acquired eFamily together with its direct wholly-owned subsidiary Enhance Interactive. eFamily was incorporated in Utah on November 29, 1999, under the name FocusFilter.com, Inc. On October 24, 2003, we acquired TrafficLeader, which was incorporated in Oregon on January 24, 2000, under the name Sitewise Marketing, Inc.

From January 17, 2003 (inception) through February 28, 2003, we were involved in business and product development, as well as financing and acquisition initiatives. During this period we had no revenues.

Industry Overview

Internet-based transactions between consumers and merchants have grown rapidly in recent years. This growth is the result of decreasing price points of Internet access devices coupled with corresponding performance gains of such devices; a large installed base of personal computers in the workplace and homes; penetration of broadband technologies and increased Internet usage; and the emergence of compelling commerce opportunities and a growing awareness among consumers of the convenience and other benefits of online shopping.

Today’s consumers are becoming increasingly confident that they can find comprehensive product information and securely transact online. This, combined with merchants’ ability to more efficiently and effectively acquire and monetize customers, has led to a steady increase in online merchant transactions. We believe that the combination of these and other factors have significantly enhanced the effectiveness of the Internet as a mass commerce medium. We further believe that these characterizations are supported by the following industry estimates:

•	Growing Internet Population and Internet Penetration Levels. Morgan Stanley estimates that global Internet users will grow at a compounded annual growth rate of 17% to 976 million by 2005 (representing 15% global population penetration), up from 609 million users at the end of 2002 (representing 10% global population penetration). Morgan Stanley also estimates that Internet users in North America will grow at a compounded annual growth rate of 11% to 242 million by 2005, up from 176 million users at the end of 2002.

•	Large Number of Small Businesses Operating Online. According to International Data Corporation (IDC), by the end of 2007, 77% of the 8.5 million small businesses in the United States (defined as firms with under 100 employees that are not based at home) will have Web sites, compared to 62% of the 8 million small businesses in 2003.

•	Growth of Electronic Commerce. Forrester Research believes that electronic commerce activity in the United States, fueled by a steady stream of new online shoppers and new product category sales, will grow at a compounded annual growth rate of 19% over the next five years to nearly $230 billion in 2008 (representing 10% of total retail sales in the United States).

•	Growth of Online Advertising. U.S. Bancorp Piper Jaffray estimates that online advertising in the United States will grow at a compounded annual growth rate of 19% from $6.7 billion in 2003 to more than $15 billion in 2008 (representing approximately 6% of total advertising spending, compared to approximately 2% of total advertising spending in 2003).

•	Growth of Performance-Based Advertising and Search Marketing. U.S. Bancorp Piper Jaffray estimates that the global market for performance-based advertising and search marketing, such as pay-per-click listings and paid inclusion, will grow at a compounded annual growth rate of 38% from approximately $1.4 billion in 2002 to approximately $7 billion in 2007.

•	Growth in Certain Businesses that Support Online Merchants. According to IDC, the Web hosting market in the United States will grow at a compounded annual growth rate of 15% from more than $5.1 billion in 2002 to $10.4 billion in 2007.

Given the preceding global Internet user and online commerce trends, we believe there is a significant, long-term opportunity to capture market share of online transactions, and services that support online transactions, through building a profitable, diversified global company that provides a wide range of technology-based services to merchants, including: online payment infrastructure; automated tools and services to facilitate transactions; promotional tools to market goods and services; and automated tools to manage and track all aspects of online transactions. On an ongoing basis, we intend to evaluate points in the merchant transactions value chain that will provide the greatest opportunity for us to build and acquire offerings with the following characteristics: growth, scalability, profitability and defensibility.

Strategy

We intend to leverage our senior management’s experience, our financial and human resources, and our existing operating businesses to provide technology-based services for merchants engaged in online transactions. Key elements of our strategy include the following initiatives:

•	Provide Quality Services in Support of Merchants and Partners. We believe that providing high quality services makes us more attractive to merchants and partners. In addition to selected strategic acquisitions, we intend to expand our offerings through internal development initiatives to provide merchants and partners additional, value-added services. Specifically, we intend to expand our services by providing systems and information that help merchant advertisers maximize the performance of online marketing budgets; and to partners by working with them to develop and market new products. For example, we currently offer services that optimize and enhance a merchant advertiser’s listing with a service that allows us to extract relevant product information from merchant advertisers’ sites to create separate listings, an analytics service that calculates the effectiveness of an advertising campaign, and optimization services to improve performance within algorithmic search engines. We have developed these services to meet the needs of our merchant advertisers, and we expect to continue to develop technologies as their needs and those of the market continue to evolve.

•	Increase the Number of Merchants Served. By providing merchants a consistently high level of service, support and ability to achieve their targeted return-on-investment thresholds, we strive to build merchant loyalty and deliver long-term value. We intend to increase our merchants served through:

•	direct sales force efforts for each of our operating companies, including strategic sales and telesales initiatives;

•	referral arrangements with entities that can promote our services to potential merchants;

•	trade show, seminar and conference attendance and sponsorships; and

•	the acquisition of complementary operating businesses and services.

•	Continue to Innovate and Develop Proprietary Technologies and Intellectual Property. In support of our partners and merchants, we are building additional, proprietary products and services that we believe are innovative and provide a high degree of utility. We intend to invest our resources in identifying potential offerings that create or evolve new products, technologies and/or business models. We intend to continue to file patents as appropriate to protect such proprietary products and business models. We are building and intend to continue to build new technologies that are in line with these objectives.

•	Pursue Selective Acquisition and Consolidation Opportunities. We plan to selectively pursue strategic acquisition candidates. We apply rigorous evaluation criteria to acquisition candidates that are intended to help achieve our return-on-invested capital requirements, which we believe will translate into increased shareholder value. We do this through focusing on acquisition opportunities that represent a combination of the following characteristics:

•	underleveraged and/or under-commercialized assets;

•	opportunities for business model, product or service innovation and evolution;

•	critical mass of transactions volume, merchants, revenue and/or profits;

•	revenue growth and expanding margins and operating profitability (or the characteristics to achieve significant scale and profitability); and

•	an opportunity to enhance efficiencies and provide incremental growth opportunities for our operating businesses.

•	Drive Increased Profitability through Revenue Growth and Operating Leverage. We are focused on achieving consistent growth in a manner that promotes profitability. Our operating structure, internal operating initiatives and strategic acquisition initiatives are concentrated on building businesses with profit margins that increase as our revenue increases. As such, we invest our resources in new initiatives only after planning and analysis that outline targeted return-on-invested-capital parameters.

•	Develop New Markets. We will analyze opportunities and may seek to expand our technology-based services into new categories or new countries where our services can be replicated on a cost effective basis, or where the creation or evolution of a service may be appropriate. We anticipate utilizing various strategies to enter new markets, including: strategic relationships; acquiring products that address a new category or opportunity; acquiring country-specific properties; and creating joint venture relationships and internal initiatives where existing services can be extended internationally.

Operating Businesses

We currently deliver technology-based services through our operating companies, Enhance Interactive and TrafficLeader. Our current operating businesses are focused on supporting and building the businesses of our partners: our merchant advertisers focused on acquiring transactions and customers; and our distribution partners focused on building the number of advertisers and revenue opportunities within their networks. Specifically, our operating businesses deliver products and services in the performance-based advertising and search marketing industries, primarily focused on helping merchants market and sell their products and services via the Internet through the following technology-based services: (1) performance-based advertising, including pay-per-click services, primarily through Enhance Interactive; and paid inclusion, primarily through TrafficLeader; and (2) search marketing services, including advertising campaign management, conversion tracking and analysis, and search engine optimization, through TrafficLeader.

•	Performance-Based Advertising, primarily including pay-per-click and paid inclusion services. Each of these services enables merchants to reach their target audience through search and directory results. The key difference between the common implementation of these services is whether payment by a merchant advertiser influences the rank of its listing within the applicable search or directory results.

•	Pay-Per-Click Services. With pay-per-click services, merchant advertisers purchase keywords based on an amount they choose for a targeted placement, usually within search engine results. In this model, the advertiser drives pricing.

•	Paid Inclusion Services. With paid inclusion services, merchant advertisers pay for their Web pages and product databases to be crawled, or searched, and indexed and included primarily within search engine and shopping engine results. Generally, the paid inclusion results are presented separately from the pay-per-click results. In this model, pricing is generally driven by the distribution partner, and does not affect placement in search results; rather, listings are generally ranked based on relevancy as determined by the partner search engine.

We believe that paid inclusion is an important complement to the algorithmic search technologies that determine the ranking of results within many of the major search engines (such as AltaVista, Ask Jeeves, Google and Inktomi), since merchant advertisers typically provide paid inclusion technology companies direct access to their internal product databases. Often, only once a paid inclusion company has crawled, replicated and optimized hundreds or thousands of individual product and informational Web pages for a merchant advertiser do links to these pages appear within search engine results. The indexing and subsequent listing of these Web pages made possible by paid inclusion companies enhances the overall relevancy of the search engines with which the company partners.

•	Search Marketing, designed for merchant advertisers who are focused on acquiring customers through search-based marketing methods, optimizing the performance of their campaigns through tracking and analyzing historical results, and refining their Web sites for increased relevance in algorithmic search engine indexes. These services include advertising campaign management, conversion tracking and analysis, and search engine optimization. We believe that businesses may benefit from the search marketing services we provide to enhance the performance of their advertising campaigns.

Enhance Interactive

Enhance Interactive provides performance-based advertising services, including pay-per-click listings, to merchant advertisers. Through Enhance Interactive, merchant advertisers market their products and services to millions of consumers and businesses through targeted pay-per-click listings that are primarily found in the form of search engine or directory results when a user searches for information, products or services. For the quarter ended December 31, 2003, Enhance Interactive processed more than 4 billion search queries. Enhance Interactive also delivers other advertising services such as banner advertising, branded advertisements that include a merchant advertiser logo associated with its advertisements (LogoLinks™ program), and paid inclusion services.

Merchant Advertising on Enhance Interactive. The pay-per-click results sold and distributed by the Enhance Interactive service are prioritized for users by the amount the merchant advertiser is willing to pay each time a user clicks on the merchant’s advertisement. Merchant advertisers pay Enhance Interactive when a click-through occurs on their advertisement.

Enhance Interactive provides services to thousands of merchant advertisers who want to drive consumers and customer leads to their Web sites. Potential merchant advertisers find Enhance Interactive directly, through contact by our telesales force, through direct sales efforts, through third-party referral programs, and through a variety of marketing activities that include trade shows, targeted mailings, e-mails and other promotional material sent directly to merchant advertisers, advertising agencies and search engine marketers.

When Enhance Interactive merchant advertisers submit advertisement listings to the Enhance Interactive service, Enhance Interactive reviews them for relevance and for conformity with our editorial guidelines. Merchant advertisers participate only in markets that are relevant to their Web site and product or service offerings. Enhance Interactive may also assist merchant advertisers in optimizing their advertisement campaigns by recommending relevant keywords available to them based on their Web sites and product or service offerings.

Distribution on Enhance Interactive. Enhance Interactive distributes merchant advertisements through hundreds of partners, including search engines, directories and other Web sites. The economic arrangements with Enhance Interactive’s distribution partners vary and may include:

•	payment by Enhance Interactive based on a specified percentage of revenue generated;

•	payment by Enhance Interactive based on a fixed click-through price; and

•	combinations of the foregoing.

As of February 16, 2004, Enhance Interactive had arrangements for inclusion of its pay-per-click results and advertisements on four of the top 25 most visited Internet properties according to the December 2003 report of comScore MediaMetrix.

TrafficLeader

TrafficLeader provides performance-based advertising and search marketing services to merchant advertisers, including paid inclusion, advertising campaign management, conversion tracking and analysis, and search engine optimization.

•

Paid Inclusion. TrafficLeader’s paid inclusion program delivers targeted advertiser listings into some of the Internet’s most-visited search engines. Paid inclusion leverages proprietary technology to crawl and extract relevant product data and content from a merchant advertiser database and Web site, and create highly relevant, optimized Uniform Resource Locator (URL) strings and advertisement listings.

Increased listing relevancy frequently translates into a better search experience for users, allowing them to find targeted results in response to their search queries; and better return-on-investment for merchant advertisers, as higher relevance typically leads to increased click-through rates and customer acquisition rates.

Once TrafficLeader’s technology has crawled, extracted, optimized and refined the merchant advertiser URL strings and advertisement listings, such strings and listings are automatically tagged and placed into partner search and directory indexes. These URL strings and listings map directly to user search queries, which link back to specific product pages when clicked. We believe that this process typically leads to high advertiser conversion rates or customer acquisitions. As TrafficLeader’s merchant advertisers typically have dynamically-updating product databases, TrafficLeader frequently refreshes merchant advertisers’ listings to ensure that the most up-to-date product information and/or content is available to TrafficLeader’s partners. Merchant advertiser URL strings and advertisement listings are typically ordered based on relevance to the user search query. Merchant advertisers pay TrafficLeader a fixed price for each click received on their URL string and advertisement listing.

Additionally, through leveraging proprietary technology, TrafficLeader analyzes an advertiser’s database as well as thousands to millions of actual, relevant user search queries to create additional, unique merchant advertiser listings that drive targeted traffic resulting in highly competitive conversion, or customer acquisition, rates. These additional, unique listings are generally included as part of TrafficLeader’s basic paid inclusion service.

•	Search Engine Data Feed Creation. TrafficLeader also promotes a self-managed paid inclusion service, FeedWorks. FeedWorks is a technology-based service that extracts all relevant data from a merchant advertiser’s database and Web site, autonomously generates properly structured data feeds, and then provides the merchant advertiser with those feeds, which the merchant advertiser may then submit into search engine indexes.

•	Conversion Tracking and Analysis. TrafficLeader’s Web analytics service, Real Performance Measurement (RPM), allows merchant advertisers to calculate the effectiveness of paid inclusion and performance-based advertising campaigns. Through RPM, merchant advertisers examine which URL strings and advertisement listings are converting to sales and which are not; and identify future opportunities based on this data.

•	Advertising Campaign Management. TrafficLeader’s Preferred Placement program is an advertising campaign management service that continuously tracks, monitors and optimizes the placement of performance-based search advertising campaigns for merchant advertisers across a number of performance-based search advertising engines.

•	Search Engine Optimization. TrafficLeader also offers search engine optimization services, Site Centric Services. Site Centric Services help merchant advertisers better organize and design their Web sites so their listings are optimized on the algorithmic search engines, such as AltaVista, Ask Jeeves (Teoma), Google, LookSmart (WiseNut), and Yahoo! (Inktomi).

Merchant Advertising on TrafficLeader. TrafficLeader primarily attracts merchant advertisers that have product databases, want to increase their online sales, and want to achieve target return-on-investment metrics. Potential merchant advertisers find TrafficLeader directly, through a variety of means, including contact by our direct sales staff, through marketing efforts such as trade shows or advertising, and through third-party referral programs.

Distribution on TrafficLeader. TrafficLeader distributes merchant advertiser URL strings and advertisement listings through distribution partners, including search engines and product shopping engines. The economic arrangements with TrafficLeader’s partners vary and may include:

•	payment by TrafficLeader based on a specified percentage of revenue;

•	payment by TrafficLeader based on a fixed click-through price; and

•	combinations of the foregoing.

For example, current agreements with certain Yahoo! subsidiaries contain mutual termination clauses and are primarily structured on a variable-payment basis, under which we make payments based on a specified percentage of revenue or based on the number of paid click-throughs.

As of February 16, 2004, TrafficLeader’s results appeared on a majority of the top 10 most visited Internet properties according to the December 2003 report of comScore MediaMetrix.

Sales, Business Development, Marketing, Advertising and Promotion

As of February 16, 2004, we had 39 full-time employee equivalents in our sales departments, including 32 at Enhance Interactive, and seven at TrafficLeader; 12 full-time employee equivalents in our business development departments, including seven at Enhance Interactive and four at TrafficLeader; and five full-time employee equivalents in our marketing departments, including four at Enhance Interactive. Our sales departments currently focus on adding new merchant advertisers to our operating businesses, while our business development departments are currently directed to service existing distribution partnerships and selectively add new distribution partners. Our marketing departments focus on promoting our operating businesses through affiliate relationships, press coverage, industry exposure, and trade shows. Our advertising and promotion of our services is broken into four main categories: direct sales, agency sales, online promotion, and referral agreements.

•	Direct Sales: Our sales staff targets new merchant advertiser relationships through telesales efforts, direct marketing, and attendance and sponsorship at various trade shows and conferences.

•	Agency Sales: Our agency program includes a group within the sales team that targets interactive agencies and other entities that service merchant advertisers. This sales group focuses on in-person and remote presentations of our services to agencies, and is also periodically engaged in various marketing initiatives at industry trade shows and conferences. Our agency agreements may include a combination of revenue sharing, performance-based fees and other costs.

•	Online Promotion: We engage in certain advertising and direct marketing focused on acquiring new merchant advertisers and new distribution partners.

•	Referral Agreements: We seek to build referral arrangements with entities that can promote our services to large numbers of potential advertisers. Our referral partner agreements are based on a combination of revenue sharing and performance-based fees.

We intend to continue our strategy of growing our merchant advertiser base through sales and marketing programs while being as efficient as possible in terms of our marketing and advertising costs. We continually evaluate our marketing and advertising strategies to maximize the effectiveness of our programs and their return on investment.

Information Technology and Systems

We have a proprietary technology platform for the purposes of managing and delivering advertisements to our partners. We also combine third party licenses and hardware to create an operating environment that focuses on quality products and services, with such features as automated online customer purchasing, real-time customer support and interactive reporting for customers and partners. We employ commercially available technologies and products distributed by various companies, including Cisco, Dell, Intel, Microsoft, Sun Microsystems and Veritas. We also utilize public domain software such as Apache, Linux, MySQL, Sun Microsystems Java, and Tomcat.

Our technology platform must be compatible with the systems used by our distribution partners, enabling us to deliver advertisement listings in rapid response to user queries made through such partners. We continue to build and innovate additional functionality to attempt to meet the quickly evolving demands of the marketplace. We devote significant financial and human resources to improving our merchant and partner experiences by continuing to develop our technology infrastructure. The cost of developing our technology solutions is included in the overall cost structure of our services and is not separately funded by any individual merchants or partners.

In order to maintain a professional level of service and availability, we primarily rely upon third parties to provide hosting services, including hardware support and service, and network monitoring. Our servers are configured for high availability and large volumes of Internet traffic and are located in leased third-party facilities. Back-end databases make use of redundant servers and data storage arrays. We also have standby servers that provide for additional capacity as necessary. The facilities housing our servers provide redundant HVAC, power and Internet connectivity.

We continuously review ways to improve major aspects of our technology support and maintenance, including improving, upgrading and implementing business continuity plans, data retention initiatives, and backup and recovery processes.

Competition

Many of our potential competitors, as well as potential entrants into our target markets, have longer operating histories, larger customer or user bases, greater brand recognition and greater financial, marketing and other resources than we have. Many current and potential competitors can devote substantially greater resources than we can to promotion, Web site and systems development. In addition, currently and in the future as the use of the Internet and other online services increases, there will likely be larger, more well-established and well-financed entities that acquire companies relevant to our business strategy; and invest in or form joint ventures in categories or countries relevant to our business strategy; all of which could adversely impact our business. Any of these trends could increase competition, reduce the demand for any of our services and could have a material adverse effect on our business, operating results and financial condition.

We, as well as our operating companies, pursue a strategy that we believe allows us to work with all relevant companies in the industry, even those companies that some people or entities may perceive as our competitors. We intend to continue with a strategy that allows us to consider and pursue business arrangements with all companies in our industry.

We provide our services to: (i) merchant advertisers who acquire advertisement inventory through Enhance Interactive or TrafficLeader; (ii) partners who provide said inventory; and (iii) other intermediaries who may provide purchase and/or sales opportunities, including advertising agencies, search engine marketing companies and search engine optimization companies. Our operating businesses depend on maintaining and continually expanding their network of partners and merchants to generate transactions. As a result, we may compete with those who:

•	sell performance-based advertising or search marketing services to merchants;

•	aggregate or optimize advertising inventory for distribution through search engines, product shopping engines, directories, Web sites or other outlets; or

•	provide destination Web sites or other distribution outlets that reach end users or customers of the merchants.

The industry defined by the sale of online advertising and marketing services is highly competitive. Although overall Internet advertising expenditures have increased in the last few years, the advertising industry has suffered in certain respects as many online businesses have ceased operations and many traditional businesses have scaled back their advertising budgets. In addition, we believe that today’s typical Internet advertiser is becoming more sophisticated regarding the different forms of Internet advertising, how to purchase Internet advertising in a cost-effective manner, and return-on-investment measurement. The competition for this pool of advertising dollars has also put downward pressure on pricing points, and online advertisers have demanded more effective means of reaching customers. We believe that these factors have contributed to the growth in performance-based advertising relative to certain other forms of online advertising and marketing, and as a result this sector has attracted many competitors.

Due to the long-term growth trends in online advertising, these competitors, real and potential, range in size and focus. Our competitors may include such diverse participants as small referral companies, established advertising agencies, inventory resellers, search engines, and destination Web sites. To some extent, we may compete with our business partners, as we do with all other types of advertising sales companies and agencies. Furthermore, to a more limited extent, we may also compete with traditional offline media such as television, radio and print and direct marketing companies, for a share of merchant advertisers’ total advertising budgets. Although we pursue a strategy that enables us to work with most, if not all, of our competitors, there are no guarantees that all companies will view us as a potential partner.

We are also affected by the competition among destination Web sites that reach users or customers of search services. Several large media and search engine companies dominate this end of the transaction channel, although thousands of other smaller outlets are available to customers as well. User traffic among the media and search engine companies is concentrated among such larger participants as AOL, Google, Microsoft through MSN Search, and Yahoo! through FAST, Inktomi, Overture and Yahoo! Search. The online search industry continues to experience consolidation of major Web sites and search engines, which has the effect of increasing the negotiating power of these parties in relation to smaller providers. The major destination Web sites and distribution providers may have leverage to demand more favorable contract terms, such as pricing, renewal and termination provisions.

We expect competition to intensify in the future as new competitors can enter our market with little difficulty. The barriers to entering our market are relatively low. In fact, many current Internet and media companies presently have the technical capabilities and advertiser bases to enter the search marketing services industry. Further, if the consolidation trend continues among the larger media and search engine companies with greater brand recognition, the share of the market remaining for us and other smaller search marketing services providers could decrease, even though the number of smaller providers could continue to increase. These factors could adversely affect our competitive position and relatively small market share in the search marketing services industry.

Intellectual Property and Proprietary Rights

We seek to protect our intellectual property through existing laws and regulations and by contractual restrictions. We rely upon trademark, patent and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to help us protect our intellectual property.

Our technologies involve a combination of proprietary rights, owned and developed by us, commercially available software and hardware elements that are licensed or purchased by us from various providers, including Cisco, Dell, Intel, Microsoft, Sun Microsystems and Veritas, and public domain software, such as Apache, Linux, MySQL, Sun Microsystems Java and Tomcat. We continue to develop additional technologies to update, supplement and replace existing components of the platform. We intend to protect these additional intellectual property rights through patent applications and trade secret enforcement.

Our policy is to apply for patents or for other appropriate statutory protection when we develop valuable new or improved technology. We currently do not have any registered patents. We have filed two patent applications with the U.S. Patent and Trademark Office for various aspects of our transaction technologies and services, with the following titles, numbers and descriptions:

•	US Provisional Patent Application Serial Number 60/504,963, of Horowitz et al., entitled “Performance-Based Online Advertising System and Method,” was filed on September 23, 2003 and is currently pending. This patent application describes a system, method, and computer program product for implementing an online, performance-based service for advertisers that provides the ability for advertisers to purchase various advertising products.

•	US Provisional Patent Application Serial Number 60/523,688, of Horowitz et al., entitled “Online Advertising System and Method,” was filed on November 21, 2003 and is currently pending. This patent application describes an online advertising system, method, and computer program product configured to present an advertiser with keyword-driven pricing for advertisements.

The status of any patent involves complex legal and factual questions. The scope of allowable claims is often uncertain. As a result, we cannot be sure that any patent application filed by us will result in a patent being issued, nor that any patents issued in the future will afford adequate protection against competitors with similar technology; nor can we provide assurance that patents issued to us will not be infringed upon or designed around by others. Furthermore, the performance-based search advertising industry has been the subject of numerous patents and patent applications, which in turn has resulted in litigation. The outcome of this ongoing litigation or any future claims in this sector may adversely affect our business or financial prospects.

We have been issued registered trademarks in the United States covering certain goods and services for “TrafficLeader,” “Sitewise” and “Direct Search Inclusion.” We have applied for registered trademark status for “Marchex” and “Enhance Interactive.” We do not know whether we will be able to successfully defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

Government Regulation

We are subject to governmental regulation much like many other companies. There are still relatively few laws or regulations specifically addressed to the Internet. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our businesses in particular, is unclear in many cases. Such uncertainty arises under existing laws regulating matters, including user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement.

To resolve some of the current legal uncertainty, we expect new laws and regulations to be adopted that will be directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in use of the Internet in general.

Several new federal laws that could have an impact on our business have already been adopted. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third party Web sites that include materials that infringe copyrights or rights of others. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act requires online services providers to report evidence of violations of federal child pornography laws under certain circumstances.

The foregoing legislation may impose significant additional costs on our business or subject us to additional liabilities, if we were not to comply fully with their terms, whether intentionally or not. If we did not meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act impose fines and penalties to persons and operators that are not fully compliant with their requirements. The federal government could impose penalties on those parties that do not meet the full compliance practices of the Protection of Children from Sexual Predators Act. We intend to fully comply with the laws and regulations that govern our industry, and we employ internal resources and incur outside professional fees to establish, review and maintain policies and procedures to reduce the risk of noncompliance.

We post our privacy policy and practices concerning the use and disclosure of any user data on our Web sites. Any failure by us to comply with posted privacy policies, Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our businesses, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Employees

As of February 16, 2004, we employed a total of 170 full-time employee equivalents. We have never had a work stoppage, and none of our employees are represented by a labor union. We consider our employee relationships to be positive. If we were unable to retain our key employees or we were unable to maintain adequate staffing of qualified employees, particularly during peak sales seasons, our business would be adversely affected.

Properties

We do not own property. Our corporate offices are located at 2101 Fourth Avenue, Suite 1980, Seattle, Washington, and are comprised of approximately 8,453 square feet leased under sublease and lease agreements expiring in June 2006 and April 2004 respectively, at a combined monthly rental of $15,123. Our Enhance Interactive offices are located at 360 West 4800 North, Provo, Utah, and are comprised of approximately 13,050 square feet under a sublease agreement expiring in May 2005, at a monthly rental of $16,802. Additionally, our TrafficLeader offices are located at 2986 Crescent Avenue, Eugene, Oregon, and are comprised of approximately 6,725 square feet leased under sublease and lease agreements expiring in July 2004 and October 2004 respectively, at a combined monthly rental of approximately $9,572 per month.

In February 2004, we entered into a $2.3 million commitment for additional office space in Seattle, Washington, and this commitment extends through 2009. Beginning in March 2004, the commitment provides for the leasing of 11,400 square feet of office space at $16,150 per month, increasing to 26,788 square feet at $37,950 per month, over the term of the commitment ending in 2009.

Our information technology systems are hosted and maintained in third-party facilities under colocation services agreements. See “Information Technology and Systems.”

Legal Proceedings

We are not currently a party to any material legal proceeding and, to the best of our knowledge, none is threatened. From time to time, however, we may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of intellectual property rights, and a variety of claims arising in connection with our services.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their ages and their positions are as follows.

Name	Age	Position(s)
Russell C. Horowitz	37	Chairman of the Board of Directors, Chief Executive Officer and Treasurer
Michael A. Arends	33	Chief Financial Officer
Ethan A. Caldwell	35	Chief Administrative Officer, General Counsel and Secretary
Peter Christothoulou	32	Chief Strategy Officer
John Keister	37	President, Chief Operating Officer and Director
Walter Korman	30	Senior Vice President of Engineering
Victor Oquendo	31	Senior Vice President of Technology Operations
Dennis Cline (1) (2)	43	Director
Jonathan Fram (1) (2)	47	Director
Rick Thompson (1) (2)	44	Director

(1)	Member of the Audit Committee.
(2)	Member of the Nominating and Governance Committee.

Russell C. Horowitz. Mr. Horowitz is a founding officer and has served as the Chairman of our board of directors, Chief Executive Officer and Treasurer since our inception in January 2003. From January 2001 to December 2002, Mr. Horowitz and our founding officers jointly reviewed new business opportunities in the retail, media, finance and technology industries. Mr. Horowitz was previously a founder of Go2Net, a provider of online services to merchants and consumers, including online payment authorization technology, Web search and directory services and merchant web hosting, and served as its Chairman and Chief Executive Officer from its inception in February 1996 until its merger into InfoSpace, a provider of online services focused on Web search, online payment solutions for merchants, mobile infrastructure applications and content for wireless carriers, in October 2000, at which time Mr. Horowitz served as the Vice Chairman and President of the combined company through the merger integration process until January 2001. Additionally, Mr. Horowitz served as the Chief Financial Officer of Go2Net from its inception until May 2000. Prior to Go2Net, Mr. Horowitz served as the Chief Executive Officer and a director of Xanthus Management, LLC, the general partner of Xanthus Capital, a merchant bank focused on investments in early-stage companies, and was a founder and Chief Financial Officer of Active Apparel Group, now Everlast Worldwide. Mr. Horowitz received a B.A. in Economics from Columbia College of Columbia University.

Michael A. Arends. Mr. Arends has served as our Chief Financial Officer since May 2003. Prior to joining Marchex, Mr. Arends held various positions at KPMG since 1995, most recently as a Partner in KPMG’s Pacific Northwest Information, Communications and Entertainment assurance practice. Mr. Arends is a Certified Public Accountant and a Chartered Accountant and received a Bachelor of Commerce from the University of Alberta.

Ethan A. Caldwell. Mr. Caldwell is a founding officer and has served as our Chief Administrative Officer, General Counsel and Secretary since our inception in January 2003. From January 2001 to December 2002, Mr. Caldwell reviewed, together with the other founding officers, new business opportunities in the retail, media, finance and technology industries. Mr. Caldwell was previously Senior Vice President, General Counsel and Corporate Secretary of Go2Net, from November 1996, until its merger with InfoSpace in October 2000. Mr. Caldwell assisted in the integration of Go2Net with InfoSpace through December 2000. Mr. Caldwell received his J.D. from the University of Maryland and his B.A. in Political Science from Occidental College.

Peter Christothoulou. Mr. Christothoulou is a founding officer and has served as our Chief Strategy Officer since our inception in January 2003. From January 2001 to December 2002, Mr. Christothoulou reviewed, together with the other founding officers, new business opportunities in the retail, media, finance and technology industries. Mr. Christothoulou was previously the Senior Vice President of Strategic Initiatives for Go2Net, focused on strategic acquisitions and investments, from January 2000 until its merger with InfoSpace in October 2000, at which time he served as the Senior Vice President of Corporate Strategy and Development of the combined company through the merger integration process until January 2001. Prior to Go2Net, Mr. Christothoulou was a Vice President in the Investment Banking Group of U.S. Bancorp Piper Jaffray, focused primarily on merger and acquisition advisory services for technology companies, and was with the investment banking firm from 1996 until January 2000. Mr. Christothoulou received a B.A. in Economics from the University of Washington.

John Keister. Mr. Keister is a founding officer and has served as our Chief Operating Officer and as a member of our board of directors since our inception in January 2003, and as our President since December 2003. From February 2001 to December 2002, Mr. Keister reviewed, together with the other founding officers, new business opportunities in the retail, media, finance and technology industries. Mr. Keister was previously a founder of Go2Net and served as its President from 1999 until its merger into InfoSpace in October 2000, at which time he served as Executive Vice President of the Consumer Division through the merger integration process until January 2001. He also served as a member of the board of directors of Go2Net and as its Chief Operating Officer from 1996 to 1999. Mr. Keister received B.A. degrees in Philosophy and in Diplomacy & World Affairs from Occidental College.

Walter Korman. Mr. Korman has been an executive in our technology organization since March 2003, and currently serves as Senior Vice President of Engineering. Mr. Korman was previously Director of Technology Mergers and Acquisitions at Go2Net from 1999 until its merger with InfoSpace in October 2000, after which he served as the combined company’s Senior Director of Operations Integration until June 2001. From 2001 to February 2003, he was a Software Engineer with Three Rings Design, an Internet games development company. Mr. Korman received a B.A. and M.S. in Computer Science from the University of California, San Diego.

Victor Oquendo. Mr. Oquendo is a founding officer and has been a leader of our technology organization since our inception in January 2003, and currently serves as Senior Vice President of Technology Operations. From January 2001 to January 2003, Mr. Oquendo reviewed, together with the other founding officers, new business opportunities in the retail, media, finance and technology industries. Mr. Oquendo was previously the Senior Vice President of Technology for Go2Net from 1998 until its merger with InfoSpace in October 2000, at which time he served as the combined company’s Senior Vice President of Technology Operations through the merger integration process until January 2001. Mr. Oquendo received a B.S. in Computer Science from the Rose-Hulman Institute of Technology.

Dennis Cline. Mr. Cline has served as a member of our board of directors since May 2003. Mr. Cline is currently the managing partner of DMC Investments, a firm he founded in 2000, which provides capital and consulting services to technology companies. From 1998 to 2000, Mr. Cline was the Chief Executive Officer of DirectWeb, a provider of a bundled solution of computer hardware and Internet access for consumers. Prior to DirectWeb Mr. Cline was a senior executive at Network Associates, a provider of computer security solutions. Mr. Cline received his J.D. from Rutgers School of Law and his B.A. from Rutgers University.

Jonathan Fram. Mr. Fram has served as a member of our board of directors since May 2003. Mr. Fram currently serves as a consultant to companies that provide media and voice services over the Internet. From May 2002 through December 2003, Mr. Fram was the CEO for Envivio, a privately-held company, where he remains a member of the board of directors, a provider of MPEG-4 broadcast and streaming solutions. From October 2001 to May 2002, Mr. Fram was the Acting CEO of Envivio while he was a consultant to France Telecom, Envivio’s majority shareholder at that time. From August 2000 to July 2001, Mr. Fram was the President and CEO of eVoice, an online voicemail and unified messaging provider, until its sale to America Online in July 2001. Prior to eVoice from July 1999 to August 2000, Mr. Fram was the President of Net2Phone, a provider of voice services over IP networks, until AT&T acquired a controlling interest in the company. Prior to Net2Phone, from 1991 to 1999, Mr. Fram was a General Manager at Bloomberg, responsible for the Television, Internet and Radio divisions. Mr. Fram received a B.S. degree in Electrical Engineering and Computer Science from Princeton University.

Rick Thompson. Mr. Thompson has served as a member of our board of directors since May 2003. Mr. Thompson has been the Vice President for the Extended Windows Platform Group at Microsoft since December 2002. From February 2001 to November 2002, Mr. Thompson was a business consultant to retail automotive, packaged goods and health and fitness companies. From May 2000 through January 2001, Mr. Thompson was the CFO and EVP for Product Development for Go2Net. Prior to Go2Net, from 1987 through 2000, Mr. Thompson was the Vice President of Hardware for Microsoft. Mr. Thompson received B.A. degrees in Economics and in French from Bates College.

Election of Directors and Officers

Our board of directors currently consists of the following five members: (i) Russell C. Horowitz (Chairman), (ii) John Keister, (iii) Dennis Cline, (iv) Jonathan Fram and (v) Rick Thompson. Messrs. Horowitz and Keister are the only management members of our board of directors and were selected as directors pursuant to a voting provision in the stockholders’ agreement that will automatically terminate upon the closing of this offering. Messrs. Cline, Fram and Thompson are independent directors as defined by the applicable rules of the National Association of Securities Dealers, Inc. listing standards. We refer to these directors as our “independent directors.” There are no family relationships among any of our directors and executive officers.

The directors are elected at each annual meeting of stockholders to serve until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. Executive officers are appointed by, and serve at the discretion of, the board of directors.

Board Committees

Audit Committee

The audit committee of our board of directors is comprised of Messrs. Cline, Fram and Thompson, each of whom is an independent director. The audit committee shall act pursuant to a formal charter adopted by the board, which will be available on our Web site. The audit committee reviews, with our independent auditors, the scope and timing of the auditors’ services, the auditors’ report on our consolidated financial statements following completion of the audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee makes annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year. The board has determined that each of the members of the audit committee qualifies as an “audit committee financial expert” as that term is defined in accordance with the Securities and Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002 and that each also satisfies related NASDAQ finance or accounting experience requirements. Mr. Thompson currently serves as the chairman of the audit committee.

Compensation Committee

Prior to the consummation of the offering, our board of directors shall establish a compensation committee comprised of at least two persons among Messrs. Cline, Fram and Thompson, each of whom is an independent director. The compensation committee will act pursuant to a formal charter to be adopted by the board, which will be available on our Web site. At such time, the compensation committee shall review and evaluate the compensation and benefits of all of our officers, including the compensation of our CEO, review general policy matters relating to compensation and employee benefits, and make recommendations concerning these matters to our board of directors. The compensation committee shall also administer our stock incentive plan and our employee stock purchase plan. For a more detailed description of our stock incentive plan, please see “Benefit Plans.”

Nominating and Governance Committee

The nominating and governance committee is comprised of Messrs. Cline, Fram and Thompson, each of whom is an independent director. The nominating and governance committee shall act pursuant to a formal charter adopted by the board, which will be available on our Web site. The nominating and governance committee identifies individuals qualified to become board members, recommend to the board those persons to be nominated by the board of directors as directors at the annual meeting of stockholders, develop and recommend to the board a set of corporate governance principles applicable to our company and oversee the evaluation of the board and management. Mr. Fram currently serves as the chairman of the nominating and governance committee.

Our board of directors may establish other committees it deems necessary or appropriate from time to time.

Code of Conduct and Code of Ethics

We have adopted a code of conduct applicable to each of our officers, directors and employees, and a code of ethics applicable to our Chief Executive Officer and our senior financial officers, as contemplated by Section 406 of the Sarbanes-Oxley Act of 2002 and will include both codes on our Web site at www.marchex.com. We will disclose any amendments to, or waivers from, any provisions of either our code of conduct or our code of ethics on a Form 8-KSB filed with the Securities and Exchange Commission and on our Web site by posting such information within five days after such amendment or waiver.

Corporate Governance Guidelines

Prior to the consummation of the offering, our board of directors will adopt corporate governance guidelines to ensure effective corporate governance. These guidelines will also provide that our independent directors shall meet regularly (not less than two times per year) in executive session at which only our independent directors shall be present.

Compensation of Directors

Our directors currently do not receive cash compensation for their services as members of the board of directors. Directors are, however, reimbursed for the expenses they incur in attending meetings of the board of directors or board of director committees. We have granted a non-qualified stock option pursuant to our stock incentive plan to purchase 40,000 shares of our Class B common stock, at an exercise price of $3 per share and with vesting in equal annual increments on the first, second, third and fourth anniversaries of their respective dates of board service, to each of Messrs. Cline, Fram and Thompson.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between any proposed member of our compensation committee and any member of any other company’s board of directors or compensation committee. Members of the compensation committee will not receive additional compensation other than the compensation noted above that they received pursuant to becoming members of the board of directors. See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” for a summary of the holdings, rights and transactions of these members with respect to our shares of our Class B common stock.

EXECUTIVE COMPENSATION

The following table sets forth the compensation earned by our Chief Executive Officer and our Chief Financial Officer for services rendered in all capacities during the period from our inception, January 17, 2003, to December 31, 2003. No other executive officer’s total annual salary and bonus for 2003 exceeds $100,000. We refer to these executives as our “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

	2003 Compensation			Long-term Compensation
Name and Principal Position	Salary	Bonus	All other compensation	Securities Underlying Options
Russell C. Horowitz (Chief Executive Officer)(1)	$39,712	0	*	0
Michael A. Arends (Chief Financial Officer)(2)	$104,000	0	*	450,000

(1)	Mr. Horowitz was not paid a salary for the period from January 17, 2003 (inception) through March 16, 2003, and his salary compensation commenced as of March 17, 2003.
(2)	Mr. Arends joined Marchex as of May 1, 2003, and his salary compensation commenced as of that date.
*	No other compensation in excess of the lesser of either $50,000 or 10% of total annual salary and bonus.

The following table sets forth information with respect to stock options granted to our named executive officers during the period from our inception, January 17, 2003, to December 31, 2003.

Option Grants

Name	Number of Securities underlying options granted	Percentage of Total Options Granted to Employees	Exercise Price Per Share	Expiration Date
Russell C. Horowitz	0	0%	N/A	N/A

Michael A. Arends	350,000	11.3%	$3.00	5/1/2013
	100,000	3.3%	IPO price	5/1/2013

	450,000	14.6%

The following table sets forth information regarding unexercised options held as of December 31, 2003, by our named executive officers. There was no public trading market for our Class B common stock as of December 31, 2003. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $6.50, which represents the middle of the filing range as of the date of this prospectus, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option.

Aggregate Option Exercises/Option Values

	Number of Shares Acquired on Exercise		Number of Securities Underlying Unexercised Options At December 31, 2003		Value of Unexercised In-the- Money Options At December 31, 2003
Name	Exercised	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Russell C. Horowitz	N/A	N/A	N/A	N/A	N/A	N/A
Michael A. Arends	N/A	N/A	33,333	416,667	116,667	1,108,335

Employment Contract with Named Executive Officers

Russell C. Horowitz

We have entered into an Executive Employment Agreement with Russell C. Horowitz, our Chief Executive Officer, effective as of January 17, 2003. The agreement with Mr. Horowitz provides for an at-will employment term and an annual base salary of $50,000. Mr. Horowitz has signed our standard confidentiality agreement, which provides, among other things, that Mr. Horowitz will not compete with us for twelve months following termination of his employment.

Michael A. Arends

We have also entered into an Executive Employment Agreement with Michael A. Arends, our Chief Financial Officer, effective as of May 1, 2003. The agreement with Mr. Arends provides for an at-will employment term and an initial annual base salary of $156,000, which will be adjusted to $135,000 upon the closing of a qualified initial public offering with gross proceeds to us in excess of $20 million.

Under the agreement, Mr. Arends was granted a stock option to purchase 350,000 shares of Class B common stock at an exercise price of $3.00, subject to a four-year vesting schedule, 166,665 shares of which are designated as an incentive stock option and the remainder of which are designated as a non-qualified stock option. In addition, Mr. Arends was granted a non-qualified stock option to purchase 100,000 shares of Class B common stock at an exercise price equal to either the fair value one year from the date of the agreement or, if earlier, the initial public offering price, subject to a vesting schedule through October 31, 2007.

In the event that either (i) Russell C. Horowitz ceases to be a Marchex employee for any reason or (ii) a change in control occurs while Mr. Arends is employed by Marchex, all options or other equity awards held by Mr. Arends with respect to our Class B common stock shall become fully vested. For purposes of this provision, a change in control occurs if one person or entity acquires control of 50% or more of our common stock entitled to vote for directors, but does not occur as a result of an acquisition by Marchex or any corporation controlled by Marchex.

Mr. Arends has the right to a severance payment in the event of termination meeting certain conditions as set forth in the employment agreement, up to a maximum payment of one year’s salary.

Mr. Arends has signed our standard confidentiality agreement, which provides, among other things, that Mr. Arends will not compete with us for twelve months following termination of his employment.

Benefit Plans

Stock Incentive Plan. On January 17, 2003, we adopted our 2003 stock incentive plan. The plan provides for the granting of shares of Class B common stock to employees, directors, and consultants of Marchex, its affiliates and strategic partners and provides for the following types of option grants:

•	incentive stock options within the meaning of Section 422 of the Internal Revenue Code (sometimes known as ISOs);

•	non-statutory stock options, which are options not intended to qualify as ISOs (sometimes known as non-qualified options); and

•	right to purchase shares pursuant to restricted stock purchase agreements.

Marchex has reserved 5,013,953 shares of Class B common stock for issuance under the plan. The plan also provides for annual increases in the number of shares available for issuance under the plan, on the first day of our fiscal year, equal to 5% of the outstanding shares of Class B common stock (including any shares of common stock issuable upon conversion of any outstanding capital stock) on such date. The total number of shares of

Class B common stock for which options designated as ISO’s may be granted shall not exceed 8,000,000. As of December 31, 2003, options to purchase 3,089,600 shares of Class B common stock were outstanding. As of December 31, 2003, no options had been exercised under the plan.

At the discretion of the board, the plan administrator shall be either the full board of directors or a special committee of the board consisting of at least two members of the board. A majority of the members of the committee constitutes a quorum and any action may be taken by a majority of those present and voting at the meeting. The entire board of directors or the special committee administering the plan selects the participants who will receive awards and determines the terms and conditions of such awards. Grants of stock under the plan will be subject to the terms of an option agreement or stock grant agreement, each in a form approved by the plan administrator.

Pursuant to the plan, ISOs may only be granted to employees. No option designated as an ISO may be granted to any participant who owns stock totaling more than 10% of the voting power of all classes of our outstanding capital stock, unless the exercise price of such stock equals at least 110% of the fair value on the grant date and the term of the option does not exceed five years.

The plan will terminate automatically ten years from the date of adoption by the stockholders, on January 17, 2013, unless terminated sooner by the vote of the plan administrator or the requisite stockholder vote.

Employee Stock Purchase Plan. Our 2004 employee stock purchase plan, which will become effective on the first date that our Class B common stock is publicly traded as a result of this offering assuming we receive gross proceeds in excess of $20 million, was adopted by our board of directors and approved by our stockholders on February 15, 2004. This plan will be intended to qualify under Section 423 of the Internal Revenue Code and will permit eligible employees to purchase our Class B common stock for amounts up to 15% of their compensation in offering periods under the plan. Under the purchase plan, no employee will be permitted to purchase stock worth more than $25,000 in any calendar year, valued as of the first day of each offering period. We have authorized an aggregate of 300,000 shares of our Class B common stock for issuance under the purchase plan to participating employees.

The purchase plan will provide for offering periods which shall be determined by the board of directors. Eligible participants may purchase Class B common stock under the purchase plan at a price equal to the lesser of 85% of the fair value on the first day of an offering period and 85% of the fair value on the last day of an offering period.

401(k) Plan (Enhance Interactive). Our subsidiary, Enhance Interactive, sponsors a 401(k) plan covering its employees. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by Enhance Interactive and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by Enhance Interactive, if any, will be deductible by Enhance Interactive when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the plan’s prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching and profit sharing contributions to the 401(k) plan by Enhance Interactive on behalf of all eligible participants in the 401(k) plan. To date, no matching or profit sharing contributions have been made by Enhance Interactive to the 401(k) plan.

401(k) Plan (TrafficLeader). Our subsidiary, TrafficLeader, sponsors a 401(k) plan covering its employees. The 401(k) plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by TrafficLeader and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by TrafficLeader, if any, will be deductible by TrafficLeader when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching and non-

elective contributions to the 401(k) plan by TrafficLeader on behalf of all eligible participants in the 401(k) plan. To date, no matching or non-elective contributions have been made by TrafficLeader to the 401(k) plan.

Limitations on Directors’ Liability and Indemnification Matters

As permitted by Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The limitations summarized above, however, do not affect our ability or the ability of our stockholders to seek non-monetary-based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws. Our by-laws provide that we shall, to the extent permitted by Delaware law, indemnify and advance expenses to our currently acting and former directors, officers, employees and agents or director, officers, employees and agents of other corporations, partnerships, joint ventures, trusts or other enterprises if serving at our request arising in connection with their acting in such capacities.

At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our certificate of incorporation and by-law provisions are necessary to attract and retain qualified persons as directors and officers.

We have also entered into indemnification agreements with each of our directors and executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 16, 2004 and as adjusted to reflect the sale of the Class B common stock offered hereby by:

•	each person (or group of affiliated persons) who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors who own our common stock;

•	each of our executive officers listed in the “Summary Compensation Table” who owns our common stock; and

•	all directors and executive officers as a group.

Percentage of beneficial ownership is based on 20,279,063 shares of common stock outstanding as of February 16, 2004 (assuming the conversion of the outstanding convertible preferred stock), and 24,279,063 shares of common stock outstanding after completion of the offering. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 16, 2004, are deemed outstanding. These shares are not, however, deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each beneficial owner listed below is c/o Marchex, Inc., 2101 Fourth Avenue, Suite 1980, Seattle, Washington 98121.

		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Number of Shares Owned	Before Offering	After Offering
Russell C. Horowitz (1)	9,525,040	47.0%	39.2%
Michael A. Arends (2)	48,333	*	*
John Keister (3)	2,695,160	13.3%	11.1%
Rainwater River Authority, LLC (4)	70,000	3.8%	3.2%
Twin Oaks Plateau, LLC (5)	500,000	2.5%	2.1%
Dennis Cline (6)	100,000	*	*
Jonathan Fram	0	0%	0%
Rick Thompson (7)	1,158,333	5.7%	4.8%
All directors and executive officers as a group (10 persons) (8)	15,762,492	77.5%	64.8%

Except as indicated in the footnotes below and except as subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The table above does not include any shares that may be purchased in the offering.

*	Less than one percent of the outstanding shares of common stock.
(1)	Includes: (i) 8,026,707 shares of our Class A common stock held by MARRCH Investments, LLC; (ii) 1,400,000 shares of our Class B common stock held by MARRCH Investments, LLC; and (ii) 83,333 shares of our Class B common stock held by Pemrose, LLC. Mr. Horowitz is the managing member of these entities and, as such, may be deemed to exercise voting and investment power over the shares held by all of these entities. It also includes 5,000 shares of our Class B common stock held in an Individual Retirement Account for the benefit of Mr. Horowitz and 10,000 shares of our Class B common stock.
(2)

Includes: (i) 33,333 shares of our Class B common stock issuable upon exercise of options; (ii) 4,500 shares of our Class B common stock; and (iii) 10,500 shares of our Class B common stock held by the Nicole

Marie Arends 2003 Trust for the benefit of Nicole Marie Arends, the daughter of Mr. Arends, for which shares Mr. Arends disclaims beneficial ownership.
(3)	Includes: (i) 2,000,167 shares of our Class A common stock; (ii) 6,160 shares of our Class B common stock held in an Individual Retirement Account for the benefit of Mr. Keister; (iii) 65,000 shares of our Class B common stock held in a Grantor Retained Annuity Trust, of which Mr. Keister is the grantor; and (iv) 623,833 shares of our Class B common stock.
(4)	The David Horowitz Trust II is the sole member of Rainwater River Authority, LLC. The beneficiary of such trust is Mr. David M. Horowitz. The address for Rainwater River Authority, LLC is: 10900 NE 8th Street, Suite 900, Bellevue, Washington 98004.
(5)	The David Horowitz Trust is the sole member of Twin Oaks Plateau, LLC. The beneficiary of such trust is Mr. David M. Horowitz. The address for Twin Oaks Plateau, LLC is: 10900 NE 8th Street, Suite 900, Bellevue, Washington 98004.
(6)	Consists of 100,000 shares held by DMC Investments, LLC, a limited liability company of which Mr. Cline is the managing member.
(7)	Consists of 1,158,333 shares of our Class B common stock.
(8)	Includes an aggregate of: (i) 11,987,500 shares of our Class A common stock; (ii) 3,716,659 shares of our Class B common stock (including 10,500 shares for which beneficial ownership has been disclaimed); and (iii) 58,333 shares of our Class B common stock issuable upon exercise of options, of which options for the purchase of 33,333 shares of Class B common stock are exercisable at this time.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Our Founding Officers

Russell C. Horowitz, Ethan A. Caldwell, Peter Christothoulou, John Keister and Victor Oquendo, our founding officers, were involved in our initial funding. Following our inception, in January 2003, we issued an aggregate of 12,250,000 shares of our Class A common stock to these founding officers at a purchase price of $0.01 per share for a total purchase price of $122,500 and 1,000,000 shares of our Class B common stock for the benefit of Russell C. Horowitz individually or a Russell C. Horowitz–designated affiliated entity, at a purchase price of $0.01 per share for a total purchase price of $10,000. In connection with, and as part of, our preferred stock financing in February and May 2003, we issued an aggregate of 2,442,326 shares of our Series A redeemable convertible preferred stock to these founding officers at a purchase price of $3 per share for an aggregate purchase price of $7,326,980.

Private Placement Financing

In February and May 2003, we sold an aggregate of 6,724,063 shares of our Series A redeemable convertible preferred stock in a private placement at a purchase price of $3 per share for a total purchase price of $20,172,201 (this amount includes all investments, including investments of the executive officers and directors). Upon closing of this offering, all outstanding shares of preferred stock will automatically convert into Class B common stock and all share and per share amounts have been adjusted to reflect this conversion. The following table summarizes purchases, valued in excess of $60,000, of shares of our Series A redeemable convertible preferred stock by certain of our executive officers, directors, five-percent stockholders and certain of their family members or permitted transferees:

Investor	Number of Shares Purchased	Aggregate Consideration
Ethan A. Caldwell	50,000	$150,000
DMC Investments, LLC (1)	100,000	$300,000
Rainwater River Authority, LLC (2)	720,000	$2,160,000
Donald J. Horowitz (3)	171,200	$513,600
Entities affiliated with Russell C. Horowitz (4)	1,488,333	$4,465,000
John Keister (5)	706,993	$2,120,980
Marcia McGreevy Lewis (6)	33,333	$100,000
Sylvia Mathews (7)	150,000	$450,000
Victor Oquendo	200,000	$600,000
Rick Thompson	833,333	$2,500,000

(1)	Dennis Cline, one of our directors, is the managing member of DMC Investments, LLC.
(2)	The David Horowitz Trust II is the sole member of Rainwater River Authority, LLC. The beneficiary of such trust, Mr. David M. Horowitz, is the brother of Mr. Russell C. Horowitz.
(3)	Mr. Donald J. Horowitz is Mr. Russell C. Horowitz’s father. These shares are held jointly with rights of survivorship with Lynda Horowitz.
(4)	The record holders of these securities consist of: (i) MARRCH Investments, LLC and (ii) Pemrose, LLC. See footnote (1) in “Security Ownership of Certain Beneficial Ownership and Management” for a description of Mr. Horowitz’s relationship to these entities. It also includes 5,000 shares issued to an Individual Retirement Account for the benefit of Mr. Horowitz.
(5)	Includes 6,160 shares issued to an Individual Retirement Account for the benefit of Mr. Keister and 65,000 shares issued to a Grantor Retained Annuity Trust, of which Mr. Keister is the grantor.
(6)	Ms. McGreevy Lewis is Mr. Keister’s mother.
(7)	Ms. Mathews is Mr. Russell C. Horowitz’s mother. Includes 58,000 shares issued to an Individual Retirement Account for the benefit of Ms. Mathews.

In connection with the sale of the preferred stock, the investors were granted piggy-back registration rights, and we may therefore become obligated if requested after completing this offering to effect a registration under the Securities Act of 1933 of the shares of Class B common stock held by these investors upon the conversion of the preferred stock. See “Description of Capital Stock” for a more complete description of these registration rights.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

DESCRIPTION OF CAPITAL STOCK

General

The following summary description of our capital stock is not intended to be complete and is subject, and qualified in its entirety by reference, to our certificate of incorporation, as amended, and our bylaws. We have filed copies of each of these documents as exhibits to the registration statement of which this prospectus is a part.

The certificate of amendment to the certificate of incorporation will be adopted prior to the consummation of the offering. The following summary assumes the filing of the certificate of amendment to the certificate of incorporation.

Authorized and Outstanding Capital Stock

Upon the completion of this offering, Marchex will be authorized to issue 12,500,000 shares of Class A common stock, $0.01 par value per share, 125,000,000 shares of Class B common stock, $0.01 par value per share and 1,000,000 shares of undesignated preferred stock, $0.01 par value per share. All currently outstanding shares of Series A redeemable preferred stock will be converted into shares of Class B common stock at a conversion ratio of one-to-one upon the closing of this offering on a firm commitment basis with gross proceeds to Marchex of at least $20 million. The shares of Class A common stock are convertible on a one for one basis into shares of Class B common stock, but only upon the election of the individual holders. In the event that any shares of Class A are converted into shares of Class B, the number of outstanding Class A shares will be reduced on a one for one basis, and the number of Class B shares shall be increased on the same basis.

Prior to Completion of the Offering

As of February 16, 2004, assuming the mandatory conversion of all outstanding shares of the preferred stock, there were 20,279,063 shares of common stock outstanding that were held by 141 stockholders of record. Of these shares:

•	11,987,500 shares were authorized as Class A common stock, and as of this date were held by five stockholders of record, and

•	8,291,563 shares were authorized as Class B common stock, and as of this date were held by 136 stockholders of record.

As of February 16, 2004, we had options outstanding for the purchase an aggregate of 3,196,600 shares of Class B common stock of which 2,421,500 options are at a weighted average exercise price of $1.67 per share and 775,100 options will have an exercise price equal to the initial public offering price. These options were issued under our stock incentive plan, which is discussed in more detail below.

Upon Completion of the Offering

Our authorized capital stock, following the completion of this offering, will consist of shares of common stock and preferred stock:

•	with 12,500,000 shares authorized as our Class A common stock, $0.01 par value per share, of which 11,987,500 will be outstanding and 262,500 will be held in treasury;

•	with 125,000,000 shares authorized as our Class B common stock, $0.01 par value per share, of which 12,291,563 will be outstanding (12,891,563 shares if the underwriters’ over-allotment option is exercised in full). The representative of the underwriters may also exercise a warrant for the purchase of up to 120,000 shares of Class B common stock over a period commencing one year after the initial public offering date and ending five years from the initial public offering date for an exercise price of 130% of the initial public offering price; and

•	with 1,000,000 shares as undesignated preferred stock, $0.01 par value per share, none of which will be outstanding.

Common Stock

We have two classes of authorized common stock: Class A common stock and Class B common stock. Except with respect to voting rights, the Class A and Class B shares have identical rights. Holders of our Class A common stock are entitled to twenty-five votes for each share held and holders of our Class B common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by the laws of the State of Delaware, the holders of outstanding shares of Class A common stock and the holders of outstanding shares of Class B common stock vote as one class with respect to the election of directors and with respect to all other matters to be voted on by the stockholders of the Company.

Each share of Class A common stock is convertible, at the holder’s option, into one share of Class B common stock. Our Class B common stock is not convertible into our Class A common stock. Subject to the prior rights of any of our outstanding preferred stock to receive dividends and distributions, holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available and are entitled to receive, pro rata, all of our assets available for distribution to such holders upon liquidation, dissolution or winding up of the Company. The outstanding shares of Class A common stock and Class B common stock are, and the shares of Class B common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of Series A redeemable convertible preferred stock will be converted into 6,724,063 shares of Class B common stock based on the then-effective conversion ratio of one-to-one and the Series A redeemable preferred stock will automatically be retired. Thereafter, our board of directors will have the authority, without further action by the stockholders, to issue up to 1,000,000 shares of preferred stock, $0.01 par value, in one or more series. Our board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Marchex without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of Class B common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the Class B common stock. Upon the closing of this offering, no shares of preferred stock will be outstanding. Marchex currently has no plans to issue any shares of preferred stock.

Representative’s Warrant

At the closing of this offering, we will sell a warrant to purchase shares of our Class B common stock to the representative for nominal consideration.

The representative of the underwriters, or its designees, may exercise a warrant for the purchase of up to 120,000 shares of Class B common stock over a period commencing one year after the initial public offering date and ending five years from the initial public offering date for an exercise price of 130% of the initial public offering price. We have reserved an equivalent number of shares of Class B common stock for issuance upon exercise of the warrant. The holder of the warrant will not possess any rights as a stockholder unless the warrant is exercised. The representative’s warrant grants to the holder thereof certain rights of registration for the shares of Class B common stock issuable upon exercise thereof.

Stock Consideration in the Traffic Leader Acquisition

As partial consideration in the acquisition of TrafficLeader, Marchex issued an aggregate of 562,500 shares of Class B common stock to the former stockholders of TrafficLeader, 425,000 of which are fully vested on the date of grant and 137,500 of which are subject to vesting over time. Marchex is subject to continuing obligations under the agreement and plan of merger dated as of October 1, 2003, entered into by Marchex and TrafficLeader and its stockholders. We also refer to this agreement as the acquisition agreement. The shares issued in connection with the acquisition are subject to a stock transfer and restriction agreement dated as of October 24, 2003, between the former stockholders of TrafficLeader and Marchex.

The acquisition agreement and the stock transfer and restriction agreement provide that 137,500 shares of the total stock consideration are classified as “restricted equity consideration.” The restricted equity consideration is subject to a three year vesting schedule, with the first 16.67% vesting on the six month anniversary of the closing date and an additional 16.67% shall vest on the last day of each successive six month period over the next two and one half years. These shares of restricted equity consideration shall become fully vested in the event of an acceleration event as defined in the acquisition agreement with respect to Gerald Wiant and Bruce Fabbri, the former principal stockholders of TrafficLeader, and upon a “change of control” of Marchex with respect to all of the other stockholders who are identified in the stock transfer and restriction agreement. The restricted equity consideration granted to each of Gerald Wiant and Bruce Fabbri shall be subject to forfeiture in the event that their employment relationship with us terminates for any reason.

Pursuant to the acquisition agreement, Marchex is obligated to redeem 425,000 shares of Class B common stock at a price of $8 per share, in the event that Marchex has not effected the sale of shares of common stock in firm commitment underwritten public offering pursuant to an effective registration statement with at least $20 million of gross proceeds by October 24, 2005, upon the election of the holders of at least 75% of such shares.

With respect to the vested shares, the holders shall also have certain registration and drag along rights pursuant to the stock transfer and restriction agreement, as set forth in more detail below.

Registration Rights

After the completion of this offering, the holders of approximately 20,279,063 shares of our Class A and Class B common stock, or their permitted transferees, will be entitled to certain “piggy-back” rights with respect to registration of their shares, or “registrable securities,” under the Securities Act. These registration rights were granted pursuant to two separate agreements, the stockholders’ agreement entered into with investors as of January 23, 2003, and the stock transfer and restriction agreement entered into with the holders of those shares of Class B common stock which were issued in connection with the acquisition of TrafficLeader as of October 24, 2003. Of the total number of shares subject to registration rights, 19,716,563 shares of Class A and Class B common stock have rights under the January 2003 agreement, and 562,500 shares of Class B common stock have rights under the October 2003 agreement.

Under the terms of these agreements, if we determine to register any of our securities under the Securities Act in connection with a public offering for cash following this offering, either for our own account or for the account of other security holders exercising registration rights, the holders of these shares are entitled to notice of the registration and to include their shares of common stock in the registration upon request at our expense.

These “piggy-back” registration rights are not triggered in the case of certain excluded offerings such as registrations relating solely to employee benefit plans, Rule 145 transactions, common stock issuable upon the conversion of debt securities or any form that does not require substantially the same information that would be required to register these shares.

These “piggy-back” registration rights are subject to the right of the managing underwriter of an offering to limit the number of shares included in such registration and underwriting. Each of the holders shall also be required to enter into the underwriting agreement for any offering including their shares. These agreements also provide that the holders of these registration rights if requested by the Company and the managing underwriter shall not sell, transfer or otherwise dispose of their shares for 180 days following the closing of this offering.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

We have agreed to certain “piggy-back” registration rights for the securities underlying the representative’s warrant, which shall continue with respect to the shares for a period of five years from the first closing date of this offering.

Drag Along Rights

After the completion of this offering, the holders of approximately 13,555,000 shares of our Class A and Class B common stock, or their permitted transferees, will be entitled to drag along rights with respect to the sale of their shares. Of the total number of shares subject to these drag along rights, 12,992,500 shares of Class A and Class B common stock have rights under the January 2003 agreement, and 562,500 shares of Class B common stock have rights under the October 2003 agreement.

Under each of these agreements, the stockholders have drag along rights in the event that a majority of the voting power of a defined group of stockholders proposes to either:

•	make a bona fide sale or exchange (in a business combination or otherwise) of all of the shares they hold to a third party who is not an affiliate or associate; or

•	enter into a transaction pursuant to which we agree to merge with or into another entity or agree to sell all or substantially all of our assets.

For the holders who are party to the January 2003 agreement, those stockholders who hold a majority of the voting power of the outstanding securities subject to such agreement may effectuate the drag along right. For the holders who are party to the October 2003 agreement, those stockholders who hold a majority of the voting power of all of our outstanding securities may effectuate the drag along right.

Under each of these agreements, these majority stockholders have the right, exercisable upon 30 days’ notice to the other stockholders, subject thereto to require the other stockholders to sell or vote all of their shares of our common stock in favor of the subject transaction.

2003 Stock Incentive Plan

See “Executive Compensation—Benefit Plans” for a complete explanation of the plan.

2004 Employee Stock Purchase Plan

See “Executive Compensation—Benefit Plans” for a complete explanation of the plan.

Anti-Takeover Provisions Affecting Stockholders

Following this offering, our founding officers will control ninety-seven percent (97%) of the combined voting power of our outstanding common stock, which could be deemed to have an anti-takeover effect.

Our certificate of incorporation, as amended, provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or

•	any transaction from which such director derives improper personal benefit.

Our by-laws provide that we shall, to the extent permitted by Delaware law, indemnify and advance expenses to our currently acting and former directors, officers, employees and agents or director, officers, employees and agents of other corporations, partnerships, joint ventures, trusts or other enterprises if serving at our request arising in connection with their acting in such capacities. We have entered into indemnification agreements with each of our directors and executive officers.

We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

In addition, our certificate of incorporation, as amended, authorizes the board of directors to issue up to 1,000,000 shares of undesignated preferred stock, $0.01 par value per share. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights and redemption rights.

The provisions described above could have the effect of discouraging open market purchases of our Class B common stock because they may be considered disadvantageous by a stockholder who desires to undertake a business combination with us.

NASDAQ National Market Listing

We have applied to list our Class B common stock on the NASDAQ National Market and have reserved the trading symbol “MCHX.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class B common stock is             .

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

General

Market Information

Prior to this offering, there has been no public market for our Class B common stock.

Upon completion of this offering, we will have 12,291,563 shares of Class B common stock outstanding, assuming no exercise of the underwriters’ over-allotment option, and 12,891,563 shares of Class B common stock outstanding if the underwriters exercise their over-allotment option. Of these shares:

•	the 4,000,000 shares of Class B common stock included in this offering, plus any shares issued upon exercise of the over-allotment option by the underwriters, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act; and

•	the remaining 8,291,563 shares of Class B common stock that will be outstanding after this offering, and all of the shares of Class A common stock are “restricted securities” within the meaning of Rule 144.

Approximately 180 days after the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class B common stock to be issued under our stock incentive plan and our employee stock purchase plan and, as a result, all shares of Class B common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will thereafter be freely tradable under the Securities Act unless purchased by our affiliates. These registration statements are expected to become effective upon filing.

Restricted securities generally may be sold only if they are registered under the Securities Act or are sold under an exemption from registration, including the exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144.

The representative has requested pursuant to the underwriting agreement the lock-up of shares held prior to this offering by officers, directors and holders of at least 1% of the outstanding shares for a period of 180 days after the consummation of this offering. In addition, for shares reserved for purchase in this offering by our officers, directors and employees, they will agree to such restrictions for a period of 180 days after the consummation of this offering. The representative, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to this lock-up agreement, the representative will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. The representative does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information as of December 31, 2003:*

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders**	2,421,500 668,100	$1.67 per share initial public offering price	910,400
Equity compensation plans not approved by security holders	Not applicable	Not applicable	Not applicable

Total	3,089,600	$1.67 to IPO price	910,400

*	This table omits our 2004 employee stock purchase plan as such plan was not adopted by our board of directors until February 15, 2004 and was not approved by our stockholders until February 15, 2004. This plan will become effective on the date that the Class B common stock is publicly traded as a result of an initial public offering with gross proceeds in excess of $20 million pursuant to an effective registration statement.
**	We have reserved 5,013,953 shares of Class B common stock for issuance under our 2003 stock incentive plan, of which an increase of 1,013,953 to the authorized number of shares available under the plan occurred on January 1, 2004 as a result of the “evergreen provision” under the plan. The “evergreen provision” provides for annual increases in the number of shares available for issuance under the plan, on the first day of our fiscal year, equal to 5% of the outstanding shares of Class B common stock (including any shares of common stock issuable upon conversion of any outstanding capital stock) on such date.

Holders

As of February 16, 2004, assuming the mandatory conversion of all outstanding shares of the preferred stock, there were 20,279,063 shares of common stock outstanding that were held by 141 stockholders of record. Of these shares:

•	11,987,500 shares were authorized as Class A common stock, and as of this date were held by five stockholders of record; and

•	8,291,563 shares were authorized as Class B common stock, and as of this date were held by 136 stockholders of record.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell in “brokers’ transactions” or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	one percent of the number of shares of Class B common stock then outstanding, approximately 242,791 shares immediately after the completion of this offering (248,791 shares if the underwriters’ over-allotment option is exercised in full); or

•	the average weekly trading volume in our Class B common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above.

Rule 701

Rule 701 permits our directors, officers, employees or consultants who purchase shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after effectiveness of the registration statement of which this prospectus forms a part without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after the effectiveness of such registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144. Those shares issuable upon the exercise of vested options will be saleable 180 days after the effectiveness of the registration statement, subject to the provisions of Rule 144.

Registration of Shares

We have entered into a stockholders’ agreement with certain of our investors and a stock transfer and restriction agreement with the former stockholders of TrafficLeader, each of which provide our stockholders with “piggy-back” registration rights. See “Description of Capital Stock—Registration Rights.”

We have agreed to certain “piggy-back” registration rights for the securities underlying the representative’s warrant. See “Underwriting.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom National Securities Corporation is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
National Securities Corporation

Total

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class B common stock offered hereby are subject to a number of conditions, including the receipt by National Securities of the legal opinions of its counsel and our counsel, officer’s certificates and a letter from our independent auditors, and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the registration statement be in effect and no proceedings for such purpose are threatened by the Securities and Exchange Commission. The underwriters are obligated to take and pay for all of the shares of Class B common stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of our Class B common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our Class B common stock offered by this prospectus. To the extent this option is exercised, all purchases shall be made by representative for representative’s account unless representative elects to purchase less than all of additional shares, in which case the remaining additional shares not purchased by representative shall be purchased for the account of each underwriter (other than representative) in the same proportion as the number of shares of firm stock set forth opposite such underwriter’s name in the above table bears to the total number of shares of firm stock purchased by all underwriters (other than representative).

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 600,000 shares for our officers, directors, employees, consultants and others having a relationship with us. The number of shares of our Class B common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

Commissions and Discounts

The following table shows the per-share and total underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. The underwriting discounts and commissions have been determined through negotiations between the underwriters and us, and have been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$
Underwriting Discounts & Commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters propose to offer the shares of Class B common stock directly to the public at the initial public offering price per share set forth on the cover page of this prospectus and to selected dealers at such price less a concession not in excess of $[            ] per share. The underwriters may allow, and these dealers may re-allow, a concession not in excess of $[            ] per share to certain other dealers. After this offering, the public offering price, concession and re-allowance may be changed by the representative.

We have agreed to pay to the representative the maximum amount of $50,000 to account for the representative’s direct expenses in connection with this offering on a non-accountable basis, of which $25,000 has been paid by us and the balance shall be paid upon the first closing date. Subject to our written pre-approval, additional direct expenses of Representative shall be paid up to a maximum of $50,000.

Representative’s Warrant

In connection with this offering, we have agreed to sell a warrant to the representative for $100.00. The representative’s warrant is for the account of the representative or the representative’s designees, which will be limited to the representative’s officers, directors and employees, to purchase 120,000 shares of our Class B common stock. The shares issuable upon exercise of the representative’s warrant will be in all respects identical to the shares offered to you. No holder of the representative’s warrant will possess any rights as a shareholder unless the warrant is exercised. The representative’s warrant contains a cashless exercise provision and provides for adjustment in the number of shares issuable upon exercise thereof as a result of certain subdivisions and combinations of the common stock. The representative’s warrant will be limited to a term of five years from the first closing date and will become exercisable only commencing 12 months after the first closing date at a per share exercise price equal to 130% of the initial public offering price per share set forth on the cover page of this prospectus. The one-year restriction on the exercise of the representative’s warrant is pursuant to Rule 2710(c)(7)(A) of the NASD Conduct Rules. The representative’s warrant may not be sold, assigned, transferred, pledged or hypothecated except to the representative’s designee for a period of one year from the completion of the offering.

The representative’s warrant is not redeemable by us. In addition, we have agreed to certain “piggy-back” registration rights for the securities underlying the representative’s warrant which shall continue with respect to the shares for a period of five years from the first closing date.

Any profit realized by the representative on the sale of the securities issuable upon exercise of the representative’s warrant may be deemed to be additional underwriting compensation. During the term of the representative’s warrant, the holders thereof are given the opportunity to profit from a rise in the market price of our Class B common stock. We may find it more difficult to raise additional equity capital while the representative’s warrant is outstanding. At any time at which the representative’s warrant is likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

Lock-up Agreements

The representative has requested pursuant to the underwriting agreement the lock-up of shares held prior to this offering by officers, directors and holders of at least 1% of the outstanding shares for a period of 180 days after the consummation of this offering. In addition, for shares reserved for purchase in this offering by our officers, directors and employees, they will agree to such restrictions for a period of 180 days after the consummation of this offering. The representative, may, in its sole discretion, permit early release of shares subject to the lock-up agreements.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which the indemnified party may be required to make in respect thereof. We and the underwriters are each aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Stabilizing Transactions, Short Positions and Penalty Bids

In order to facilitate the offering of the Class B common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class B common stock in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Class B common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option—a naked short position—that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Class B common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the Class B common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class B common stock or preventing or retarding a decline in the market price of the Class B common stock. As a result, the price of the Class B common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Determination of Offering Price

Prior to this offering, there has been no public market for our Class B common stock. Consequently, the public offering price of our Class B common stock will be determined by negotiation between the representative of the underwriters and us.

The underwriters have advised us that this prospectus will be delivered by mail only.

LEGAL MATTERS

The validity of the shares of Class B common stock offered hereby will be passed upon for us by Nixon Peabody LLP. A partner with the law firm of Nixon Peabody LLP beneficially owns 30,000 shares of Class B common stock.

EXPERTS

The consolidated financial statements of the Predecessor to Marchex, Inc. as of December 31, 2002 and February 28, 2003 and of Marchex, Inc. and subsidiaries as of December 31, 2003, and for the year ended December 31, 2002, the period from January 1, 2003 through February 28, 2003, and the period from January 17, 2003 (inception) through December 31, 2003 and the financial statements of Sitewise Marketing, Inc. as of December 31, 2002 and September 30, 2003, and for the year ended December 31, 2002 and the nine month period ended September 30, 2003 have been included herein in reliance upon the reports of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and, is therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission, or SEC, for the Class B common stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement or in the exhibits and schedules thereto. For further information with respect to Marchex and our Class B common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus, relating to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

A copy of the registration statement may be inspected by anyone without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is www.sec.gov.

Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and to make available to our stockholders quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

Page
Marchex, Inc.
Independent Auditors’ Report	F-2
Consolidated Balance Sheets of the Predecessor to Marchex, Inc. as of December 31, 2002, and February 28, 2003, and of Marchex, Inc. and subsidiaries as of December 31, 2003	F-3

Consolidated Statements of Operations for the year ended December 31, 2002, period from January 1, 2003 to February 28, 2003 (Predecessor periods), and the period from January 17, 2003 (inception) to December 31, 2003 (Successor period)

F-4

Consolidated Statements of Stockholders’ Equity for the year ended December 31, 2002, period from January 1, 2003 to February 28, 2003 (Predecessor periods), and the period from January 17, 2003 (inception) to December 31, 2003 (Successor period)

F-5

Consolidated Statements of Cash Flows for the year ended December 31, 2002, period from January 1, 2003 to February 28, 2003, (Predecessor periods), and the period from January 17, 2003 (inception) to December 31, 2003 (Successor period)

F-6
Notes to Consolidated Financial Statements	F-7

Sitewise Marketing, Inc. (d.b.a. TrafficLeader)
Independent Auditors’ Report	F-33
Balance Sheets as of December 31, 2002 and September 30, 2003	F-34
Statements of Operations for the year ended December 31, 2002 and nine month period ended September 30, 2003	F-35
Statements of Stockholders’ Equity for the year ended December 31, 2002 and nine month period ended September 30, 2003	F-36
Statements of Cash Flows for the year ended December 31, 2002 and nine month period ended September 30, 2003	F-37
Notes to Financial Statements	F-38

Unaudited Pro Forma Condensed Consolidated Financial Statements	F-47
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2003	F-49
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-50

Independent Auditors’ Report

The Board of Directors and Stockholders

Marchex, Inc.:

We have audited the accompanying consolidated balance sheets of the Predecessor to Marchex, Inc. as of December 31, 2002 and February 28, 2003 and of Marchex, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2002, the period from January 1, 2003 through February 28, 2003 (Predecessor periods), and the period from January 17, 2003 (inception) through December 31, 2003 (Successor period). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor to Marchex, Inc. and Marchex, Inc. and its subsidiaries, as of December 31, 2002, February 28, 2003 and December 31, 2003 and the results of their operations and their cash flows for the Predecessor periods and Successor period in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Seattle, Washington

February 16, 2004

MARCHEX, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Predecessor Periods		Successor Period	December 31, 2003 Pro Forma
	December 31, 2002	February 28, 2003	December 31, 2003
				(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,494,300	1,820,763	6,019,119
Accounts receivable, net	489,664	538,213	1,627,730
Other receivables	—	1,137	384
Prepaid expenses	30,014	49,615	117,596
Income tax receivable	—	—	290,939
Deferred tax assets	89,920	117,645	263,193
Other current assets	39,211	46,159	24,190

Total current assets	2,143,109	2,573,532	8,343,151

Property and equipment, net	473,793	494,087	994,793
Deferred tax assets	52,956	32,187	—
Other assets	9,435	9,435	409,878
Goodwill	—	—	17,252,999
Identifiable intangible assets, net	—	—	6,701,791

Total assets	$2,679,293	3,109,241	33,702,612

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$1,294,877	891,124	2,842,229
Accrued payroll and benefits	128,301	257,000	252,642
Accrued expenses and other current liabilities	118,581	107,015	1,031,850
Deferred revenue	736,594	812,385	848,958
Earn-out liability payable	—	—	3,525,995

Total current liabilities	2,278,353	2,067,524	8,501,674

Deferred tax liabilities	—	—	1,829,687
Deferred revenue	27,682	27,541	38,993
Other non-current liabilities	2,993	4,085	2,274
Fair value of redemption obligation	—	—	55,250

Total liabilities	2,309,028	2,099,150	10,427,878

Series A redeemable convertible preferred stock, $0.01 par value. Authorized 8,500,000; ($21,489,395 aggregate liquidation preference and redemption value at December 31, 2003) issued and outstanding 6,724,063 shares at December 31, 2003; (no shares issued and outstanding on pro forma basis)	—	—	21,440,402	—

Commitments, contingencies, and subsequent events

Stockholders’ equity:

Predecessor Periods:
Common stock, no par value. Authorized 35,000,000 shares;
Class A: 30,496,112 authorized through February 28, 2003; 23,355,421 and 24,894,319 issued and outstanding at December 31, 2002 and February 28, 2003, respectively	398,774	696,815	—	—
Class B: 4,503,888 authorized through February 28, 2003 4,503,888 issued and outstanding at December 31, 2002 and February 28, 2003	1,419,986	1,419,986	—	—
Successor Period:
Common stock, $.01 par value. Authorized 46,500,000 shares;
Class A: 12,500,000 authorized; 12,250,000 issued and 11,987,500 outstanding at December 31, 2003	—	—	122,500	122,500
Class B: 34,000,000 authorized; issued and outstanding 1,567,500 at December 31, 2003, including 137,500 of restricted stock; (8,291,563 issued and outstanding on pro forma basis)	—	—	15,675	82,916
Additional paid-in capital	—	—	6,716,734	28,089,895
Deferred stock-based compensation	(9,266)	—	(1,532,340)	(1,532,340)
Accumulated deficit	(1,439,229)	(1,106,710)	(3,488,237)	(3,488,237)

Total stockholders’ equity	370,265	1,010,091	1,834,332	23,274,734

Total liabilities and stockholders’ equity	$2,679,293	3,109,241	33,702,612	33,702,612

See accompanying notes to consolidated financial statements.

MARCHEX, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Predecessor Periods		Successor Period
	Year ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003

Revenue	$10,070,507	3,071,055	19,892,158

Expenses:
Service costs (1)	6,334,173	1,732,813	11,292,070
Sales and marketing (1)	1,821,237	365,043	2,460,683
Product development (1)	811,673	144,479	1,291,422
General and administrative (1)	976,881	234,667	2,743,919
Acquisition-related retention consideration (2)	—	—	283,269
Stock-based compensation (3)	364,693	38,981	2,125,110
Amortization of intangible assets (4)	—	—	3,023,408

Total operating expenses	10,308,657	2,515,983	23,219,881

Income (loss) from operations	(238,150)	555,072	(3,327,723)

Other income:
Interest income	5,491	1,529	45,874
Adjustment to fair value of redemption obligation	—	—	25,500
Other	—	—	2,685

Total other income	5,491	1,529	74,059

Income (loss) before provision for income taxes	(232,659)	556,601	(3,253,664)

Income tax expense (benefit)	(142,876)	224,082	(1,084,312)

Net income (loss)	(89,783)	332,519	(2,169,352)

Accretion to redemption value of redeemable convertible preferred stock	—	—	1,318,885

Net income (loss) applicable to common stockholders	$(89,783)	332,519	(3,488,237)

Basic and diluted net loss per share applicable to common stockholders			$(0.26)

Shares used to calculate basic and diluted net loss per share			13,259,747

Pro forma basic and diluted net loss per share applicable to common stockholders (unaudited)			$(0.18)

Shares used to calculate pro forma basic and diluted net loss per share (unaudited)			19,011,093

(1) Excludes acquisition-related retention consideration, stock-based-compensation and amortization of intangible-assets

(2) Components of acquisition-related retention consideration:
Service costs	$—	—	33,723
Sales and marketing	—	—	96,262
Product development	—	—	104,233
General and administrative	—	—	49,051

(3) Components of stock-based-compensation:
Service costs	$3,161	190	9,776
Sales and marketing	148,669	715	421,871
Product development	57,078	37,710	241,080
General and administrative	155,785	366	1,452,383

(4) Components of amortization of intangible assets:
Service costs	$—	—	2,216,957
Sales and marketing	—	—	348,118
Product development	—	—	—
General and administrative	—	—	458,333

See accompanying notes to consolidated financial statements.

MARCHEX, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Class A common stock		Class B common stock		Deferred stock-based compensation	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount
PREDECESSOR PERIODS:
Balances at December 31, 2001	18,564,400	$10,315	4,503,888	$1,419,986	(9,455)	(1,349,446)	71,400

Exercise of stock options	2,759,355	13,797	—	—	—	—	13,797
Sale of stock to employees at less than fair market value	2,031,666	367,210	—	—	—	—	367,210
Stock compensation from options	—	7,452	—	—	189	—	7,641
Net loss	—	—	—	—	—	(89,783)	(89,783)

Balances at December 31, 2002	23,355,421	$398,774	4,503,888	$1,419,986	(9,266)	(1,439,229)	370,265

Exercise of stock options	1,306,603	37,288	—	—	—	—	37,288
Issuance of additional shares to employee shareholder	73,529	37,500	—	—	—	—	37,500
Issuance of additional shares to existing shareholders	158,766	—	—	—	—	—	—
Stock compensation from options	—	—	—	—	1,481	—	1,481
Cancellations of unvested options	—	(7,785)	—	—	7,785	—	—
Income tax benefit of option exercises	—	231,038	—	—	—	—	231,038
Net income	—	—	—	—	—	332,519	332,519

Balances at February 28, 2003	24,894,319	$696,815	4,503,888	$1,419,986	—	(1,106,710)	1,010,091

	Class A common stock		Class B common stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Total stockholders’ equity
	Shares	Amount	Shares	Amount
SUCCESSOR PERIOD:
Balances at January 17, 2003 (inception)	—	$—	—	$—	—	—	—	—

Sale of common stock	12,250,000	122,500	1,000,000	10,000	—	—	—	132,500
Issuance of stock for services	—	—	5,000	50	3,700	—	—	3,750
Issuance of stock in connection with acquisition	—	—	454,068	4,541	3,060,418	—	—	3,064,959
Issuance of stock for services as part of acquisition	—	—	108,432	1,084	730,832	(731,916)	—	—
Share forfeiture	(262,500)	—	—	—	—	—	—	—
Stock compensation from options	—	—	—	—	2,921,784	(800,424)	—	2,121,360
Net loss	—	—	—	—	—	—	(3,488,237)	(3,488,237)

Balances at December 31, 2003	11,987,500	$122,500	1,567,500	$15,675	6,716,734	(1,532,340)	(3,488,237)	1,834,332

See accompanying notes to consolidated financial statements.

MARCHEX, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Predecessor Periods		Successor Period
	Year ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Cash flows from operating activities:
Net income (loss)	$(89,783)	332,519	(2,169,352)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	214,562	43,584	3,337,108
Adjustment to fair value of redemption obligation	—	—	(25,500)
Allowance for doubtful accounts and merchant advertiser credits	256,817	86,908	469,782
Stock-based compensation	364,693	38,981	2,125,110
Deferred income taxes	(142,876)	(6,956)	(1,878,373)
Income tax benefit related to stock options	—	231,038	—
Change in certain assets and liabilities, net of acquisition:
Accounts receivable, net	(463,243)	(135,457)	(761,427)
Other receivables	7,223	(1,137)	753
Income tax receivable	—	—	(290,939)
Prepaid expenses and other current assets	(43,392)	(26,549)	(37,442)
Accounts payable	916,188	(403,753)	1,334,024
Accrued expenses, payroll, benefits and other current liabilities	73,136	117,133	393,917
Deferred revenue	443,490	75,650	127,934
Acquisition-related retention consideration in earn-out liability	—	—	283,269
Other non-current liabilities	2,993	1,092	(1,811)

Net cash provided by (used in) operating activities	1,539,808	353,053	2,907,053

Cash flows from investing activities:
Purchases of property and equipment	(349,856)	(63,878)	(543,245)
Cash paid for acquisition, net of cash acquired	—	—	(16,523,613)
Decrease (increase) in other non-current assets	15,565	—	(45,216)

Net cash used in investing activities	(334,291)	(63,878)	(17,112,074)

Cash flows from financing activities:
Deferred offering costs paid	—	—	(29,877)
Proceeds from exercises of stock options	13,797	37,288	—
Proceeds from sale of stock	10,158	—	132,500
Proceeds from sale of redeemable convertible preferred stock	—	—	20,121,517

Net cash provided by financing activities	23,955	37,288	20,224,140

Net increase in cash and cash equivalents	1,229,472	326,463	6,019,119
Cash and cash equivalents at beginning of period	264,828	1,494,300	—

Cash and cash equivalents at end of period	$1,494,300	1,820,763	6,019,119

Supplemental disclosure of cash flow information—cash paid during the period for income taxes	$—	—	1,085,000
Supplemental disclosure of non-cash investing and financing activities:
Issuance of stock and redemption right in connection with acquisition	$—	—	3,415,709
Accretion to redemption value of redeemable convertible preferred stock	$—	—	1,318,885
Deferred offering costs recorded in accrued expenses	$—	—	346,473
Additional acquisition earn-out consideration included in earn-out liability	$—	—	3,242,726

See accompanying notes to consolidated financial statements.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business and Basis of Presentation

Marchex, Inc. (the “Company”), formed in January 2003, provides technology-based services to merchants engaged in online transactions over the Internet.

Prior to February 28, 2003, the Company was involved in business and product development activities, as well as financing and acquisition initiatives. Revenue commenced with the acquisition of eFamily.com, Inc. and its wholly-owned operating subsidiary ah-ha.com, Inc.

On February 28, 2003, the Company acquired 100% of the outstanding stock of eFamily.com, Inc. and its wholly-owned operating subsidiary, based in Provo, Utah. ah-ha.com, Inc. was renamed Enhance Interactive, Inc. in December 2003. The aggregate cash consideration, including acquisition costs to acquire Enhance Interactive was approximately $15,117,000. The purchase price excludes performance-based contingent payments that depend on Enhance Interactive’s achievement of a minimum threshold of income before income taxes, excluding stock-based compensation and amortization of intangible assets relating to the purchase (“earnings before taxes”), in calendar years 2003 and 2004. Additional details regarding this acquisition are in note 11 to these consolidated financial statements.

Enhance Interactive provides performance-based advertising services to merchant advertisers, including pay-per-click listings. Through Enhance Interactive’s pay-per-click service, merchant advertisers create keyword listings that describe their products or services, which are marketed to consumers and businesses primarily through search engine or directory results when users search for information, products or services using the Internet.

The Company’s consolidated statements of operations, stockholders’ equity and cash flows have been presented for the period from January 17, 2003 (inception) through December 31, 2003. The assets, liabilities and operations of Enhance Interactive are included in the Company’s consolidated financial statements since the February 28, 2003 date of acquisition. All significant inter-company transactions and balances have been eliminated in consolidation. The Company’s purchase accounting resulted in all assets and liabilities being recorded at their estimated fair values on the acquisition date. Accordingly, the Company’s consolidated financial results for periods subsequent to the acquisition are not comparable to the financial statements of Enhance Interactive presented for prior periods. The consolidated statements of operations, stockholders’ equity and cash flows representing Enhance Interactive’s results prior to February 28, 2003 have been presented as the “Predecessor” for the year ended December 31, 2002 and the period from January 1 to February 28, 2003. The Company, including the results of Enhance Interactive since the date of its acquisition, is referred to as the “Successor” in the accompanying consolidated financial statements.

The consolidated financial statements of the Predecessor include the financial statements of eFamily.com, Inc. and its wholly-owned subsidiary, Enhance Interactive (formerly known as ah-ha.com, Inc.). All significant inter-company transactions and balances have been eliminated in consolidation.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On October 24, 2003, the Company acquired 100% of the outstanding stock of Sitewise Marketing, Inc. (d.b.a TrafficLeader) (“TrafficLeader”). In November, 2003, Sitewise Marketing, Inc., based in Eugene, Oregon, was renamed TrafficLeader, Inc. The purchase consisted of:

•	Cash and acquisition costs of approximately $3,570,000;

•	425,000 shares of Class B common stock, which are subject to a redemption right;

•	137,500 shares of restricted Class B common stock that vest over a period of 3 years.

The purchase price excludes performance-based contingent payments that depend on TrafficLeader’s achievement of revenue thresholds. The assets, liabilities and operations of TrafficLeader are included in the Company’s consolidated financial statements since the October 24, 2003 date of acquisition. Additional details of this acquisition are in note 12.

TrafficLeader provides performance-based advertising and search marketing services to merchant advertisers, including paid inclusion, advertising campaign management, conversion tracking and analysis, and search engine optimization. Through its primary service, paid inclusion, TrafficLeader manages search-based advertising campaigns and services for merchant advertisers. TrafficLeader’s paid inclusion service helps merchant advertisers reach prospective customers by first creating relevant product listings and then placing these listings in front of potential customers, primarily through search engines. Merchant advertiser’s product listings map directly to user search queries, which link to specific product or information pages when clicked. On behalf of merchant advertisers, TrafficLeader indexes these relevant listings through its distribution partners, including search engines, product shopping engines and directories.

(b)	Cash and Cash Equivalents

The Company and the Predecessor consider all highly liquid investments with an original maturity of three months or less at the date of purchase and proceeds in-transit from credit and debit card transactions with settlement terms of less than five days to be cash equivalents. Cash equivalents totaled approximately $722,000, $1,226,000 and $4,590,000 at December 31, 2002, February 28, 2003 and December 31, 2003, respectively. Cash equivalents as of the periods presented consist primarily of money market funds and include credit and debit card in-transit amounts of approximately $99,000, $137,000 and $161,000 at December 31, 2002, February 28, 2003 and December 31, 2003, respectively.

(c)	Fair Value of Financial Instruments

The Company and the Predecessor had the following financial instruments as of the periods presented: cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, fair value of redemption obligation and Series A redeemable convertible preferred stock. The carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature. The fair value of the redemption obligation is recorded in the consolidated balance sheet at its estimated fair value. Factors affecting the fair value determination include, among others, interest rates, the difference between the redemption amount and the fair market value of our Class B common stock, the proximity in time to the redemption date and the probability of the redemption right being exercised. The carrying value of the Series A redeemable

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

convertible preferred stock is recorded at its accreted redemption value. The fair value is estimated to be approximately $47,070,000 at December 31, 2003.

(d)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable balances are presented net of allowance for doubtful accounts and allowance for merchant advertiser credits.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s and the Predecessor’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company and Predecessor determine the allowance based on analysis of historical bad debts, advertiser concentrations, advertiser credit-worthiness and current economic trends. Past due balances over 90 days and specific other balances are reviewed individually for collectibility. The Company and Predecessor review the allowance for collectibility quarterly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The allowance for doubtful account activity for the periods indicated is as follows:

	Balance at beginning of period	February 28, 2003 Enhance Interactive acquisition date	October 24, 2003 TrafficLeader acquisition date	Charged to costs and expenses	Write- offs	Balance at end of period
Allowance for doubtful accounts:

Predecessor Periods:
December 31, 2002	$159,259	—	—	75,798	226,112	8,945
February 28, 2003	8,945	—	—	35,540	8,842	35,643

Successor Period:
December 31, 2003	$—	35,643	48,654	162,990	156,007	91,280

There were no merchant advertisers who represented 10% or greater of revenue for the periods presented. Merchant advertisers who had an account receivable balance of 10% or greater of accounts receivable were as follows: one merchant advertiser represented 22% of outstanding balances at December 31, 2002 and three merchant advertisers represented 44% at February 28, 2003, respectively. There were no merchant advertisers representing 10% or greater at December 31, 2003.

Allowance for Merchant Advertiser Credits

The allowance for merchant advertiser credits is the Company’s and Predecessor’s best estimate of the amount of expected future reductions in a merchant advertiser’s payment obligations related to delivered services. The Company and the Predecessor determine the allowance for merchant advertiser credits and adjustments based on analysis of historical credits.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The allowance for merchant advertiser credits activity for the periods indicated is as follows:

	Balance at beginning of period	February 28, 2003 Enhance Interactive acquisition date	October 24, 2003 TrafficLeader acquisition date	Additions charged against revenue	Credits processed	Balance at end of period
Allowance for merchant advertiser credits:

Predecessor Periods:
December 31, 2002	$ 22,823	—	—	181,019	163,852	39,990
February 28, 2003	39,990	—	—	51,368	36,653	54,705

Successor Period:
December 31, 2003	$ —	54,705	6,000	306,792	299,651	67,846

(e)	Property and Equipment

Property and equipment are stated at cost. Depreciation on computers and other related equipment, purchased and internally developed software, and furniture and fixtures is calculated on the straight-line method over the estimated useful lives of the assets, generally averaging three years. Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful lives of the assets ranging from three to five years.

(f)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

The Company applies the provisions of the Financial Accounting Standards Board’s (FASB) Statements of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (SFAS 142). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144).

Goodwill not subject to amortization is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

(g)	Impairment or Disposal of Long-Lived Assets

The Company reviews its long-lived assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds fair value. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

(h)	Revenue Recognition

Revenue is generated primarily through performance-based advertising and search marketing services, which include pay-per-click listings and paid inclusion. Revenue from pay-per-click listings and paid inclusion listings is generated when a user clicks on a merchant advertiser’s listings after it has been placed by the Company, the Predecessor, or by our distribution partners into a search engine, directory, or other Web site.

The secondary sources of revenue include other search marketing services, including advertising campaign management, conversion tracking and analysis and search engine optimization, as well as banner advertising, account set-up fees and other inclusion fees. These secondary sources of revenue together constituted less than 9%, 6% and 6% of revenue for the year ended December 31, 2002, the period from January 1 to February 28, 2003, and the period from January 17, 2003 (inception) to December 31, 2003, respectively. The Company and the Predecessor have no barter transactions.

The Company and the Predecessor follow Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (SAB No. 101) as amended by SAB No. 104, Revenue Recognition that revises and rescinds certain sections of SAB No. 101. These bulletins summarize certain of the Security and Exchange Commission (SEC) staff’s views on the application of accounting principles generally accepted in the United States of America to revenue recognition. We generally recognize revenue upon completion of our performance obligation, provided evidence of an arrangement exits, the arrangement fee is fixed and determinable and collection is reasonably assured.

Merchant advertisers generally pay for the supplementary search marketing services based on usage that is billed on a fixed amount per click-through or a fixed monthly amount. Revenue is recognized on a click-through basis or in the month the service is provided.

Banner advertising revenue is primarily based on a fixed fee per click-through and recognized on click-through activity. In limited cases, banner payment terms are volume-based with revenue recognized when impressions are delivered.

Non-refundable account set-up fees paid by merchant advertisers are recognized ratably over the longer term of the contract or the average expected merchant advertiser relationship period, which generally ranges between one and two years.

Other inclusion fees are generally associated with monthly or annual subscription-based services where a merchant advertiser pays a fixed amount to be included in the Predecessor’s, Company’s or distribution partners’ index of listings. Other inclusion fees are recognized ratably over the service period, which is typically one year.

The Company and the Predecessor enter into agreements with various distribution partners to provide merchant advertisers’ listings. The Company and the Predecessor generally pay distribution partners based on a percentage of revenue or a fixed amount per click-through on these listings. The Company

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

and the Predecessor act as the primary obligor with the merchant advertiser for revenue click-through transactions and are responsible for the fulfillment of services. In accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the revenue derived from advertisers are reported gross based upon the amounts received from the merchant advertiser.

(i)	Service Costs

Service costs include network operations and customer service costs that consist primarily of costs associated with providing performance-based advertising and search marketing services, maintaining the Company’s and the Predecessor’s Web site, credit card processing fees and network and fees paid to outside service providers that provide the Company’s and the Predecessor’s paid listings and customer services. Customer service and other costs associated with serving the Company’s and the Predecessor’s search results and maintaining the Company’s and the Predecessor’s Web site include depreciation of Web site and network equipment, colocation charges of the Company’s and the Predecessor’s Web site equipment, bandwidth, software license fees, salaries of related personnel, stock-based compensation and amortization of intangible assets.

Service costs also include user acquisition costs that relate primarily to payments made to distribution partners who provide an opportunity for the Company’s merchant advertisers to market and sell their products. The Company and the Predecessor enter into agreements of varying durations with distribution partners that integrate the Company’s and the Predecessor’s services into their Web sites and indexes. The primary economic structure of the distribution partner agreements is a variable payment based on a specified percentage of revenue. These variable payments are often subject to minimum payment amounts per click-through. Other economic structures that to a lesser degree exist include: 1) fixed payments, based on a guaranteed minimum amount of usage delivered, 2) variable payments based on a specified metric, such as number of paid click-throughs, and 3) a combination arrangement with both fixed and variable amounts.

The Company and the Predecessor expense user acquisition costs under two methods; agreements with fixed payments are expensed as the greater of the following:

•	pro-rata over the term the fixed payment covers, or

•	usage delivered to date divided by the guaranteed minimum amount of usage.

Agreements with variable payment based on a percentage of revenue, number of paid click-throughs or other metrics are expensed as incurred based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

(j)	Advertising Expenses

Advertising costs are expensed as incurred and include Internet-based direct advertising and trade shows. Such costs are included in sales and marketing. The amounts for all periods presented were approximately $84,000, $11,000 and $133,000 for the years ended December 31, 2002, the period from January 1 to February 28, 2003 and the period from January 17 (inception) to December 31, 2003, respectively.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(k)	Product Development

Product development costs consist primarily of expenses incurred by the Company or the Predecessor in the research and development, creation, and enhancement of the Company’s or the Predecessor’s Web site and services. Research and development expenses are expensed as incurred and include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality of the services. For the periods presented, substantially all of the product development expenses are research and development.

Product development costs are expensed as incurred or capitalized into property and equipment in accordance with the American Institute of Certified Public Accountants’ (AICPA) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 requires that cost incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

(l)	Income Taxes

The Company and the Predecessor utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

In connection with the purchase accounting for the acquisition of the Predecessor and TrafficLeader, the Company recorded net deferred tax liabilities in the amount of approximately $3.0 million and $456,000, respectively, relating to the difference in the book basis and tax basis of its assets and liabilities.

(m)	Stock Option Plan

The Company and the Predecessor apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25 issued in March 2000, to account for its employee stock options and restricted stock grants. Under this method, employee compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company and the Predecessor have elected to apply the intrinsic value-based method of accounting described above for options granted to employees, and have adopted the disclosure requirements of SFAS No. 123.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company and the Predecessor recognize compensation expense over the vesting period utilizing the accelerated methodology described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding awards in each period.

	Predecessor Periods		Successor Period
	Year Ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Net income (loss) applicable to common stockholders:
As reported	$(89,783)	322,519	(3,488,237)
Add: stock-based employee expense included in reported net income (loss), net of related tax effect	361,843	38,428	1,436,147
Deduct: stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effect (1)	(380,907)	(42,375)	(2,267,730)

Pro forma	$(108,847)	318,572	(4,319,820)

Net loss per share applicable to common stockholders:
As reported (basic and diluted)			$(0.26)
Pro forma (basic and diluted)			$(0.33)

(1)	See note 6(b) and 7(c) for details of the assumptions used to arrive at the fair value of each option grant.

The Company and the Predecessor account for non-employee stock-based compensation in accordance with SFAS No. 123 and FASB Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

(n)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company and the Predecessor have used estimates in determining certain provisions, including allowance for doubtful accounts, allowance for merchant advertiser credits, useful lives for property and equipment, intangibles, the fair value of a redemption right obligation, the fair-value of the Company’s and the Predecessor’s common stock and stock option awards, the fair value of the Series A redeemable convertible preferred stock and a valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(o)	Concentrations

The Company and the Predecessor maintain substantially all of their cash and cash equivalents with two financial institutions.

Primarily all of the Company’s and the Predecessor’s revenue earned from merchant advertisers is generated through arrangements with distribution partners. The Company may not be successful in

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

renewing any of these agreements, or if they are renewed, they may not be on terms as favorable as current agreements. The Company may not be successful in entering into agreements with new distribution partners on commercially acceptable terms. In addition, several of these distribution partners may be considered potential competitors.

The percentage of revenue earned from merchant advertisers supplied by distribution partners representing more than 10% of consolidated revenue is as follows:

	Predecessor Periods		Successor Period
	Year Ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Distribution partner A	11%	12%	7%

(p)	Segment Reporting and Geographic Information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for the Company’s or the Predecessor’s management. For all periods presented the Company and the Predecessor operated as a single segment. The Company and the Predecessor operate in a single business segment principally in domestic markets providing Internet merchant transaction services to enterprises.

Revenues from merchant advertisers by geographical areas are tracked on the basis of the location of the merchant advertiser. The vast majority of the Company’s and its Predecessor’s revenue and accounts receivable are derived from domestic sales to advertisers engaged in various activities involving the Internet.

Revenues by geographic region are as follows (in percentages):

	Predecessor Periods		Successor Period
	Year Ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
United States	92%	90%	91%
Canada	5%	5%	4%
Other countries	3%	5%	5%

	100%	100%	100%

(q)	Net Income (Loss) Per Share

The Company’s basic and diluted net loss per share is presented for the period from January 17, 2003 (inception) to December 31, 2003. Basic net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss applicable to common stockholders by the weighted average number of common and dilutive common equivalent shares outstanding

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

during the period. Net loss applicable to common stockholders consists of net loss as adjusted for the impact of accretion of redeemable convertible preferred stock to its redemption value. As the Company had a net loss during the period from January 17, 2003 (inception) to December 31, 2003 basic and diluted net loss per share are the same.

The following table reconciles the Company’s reported net loss to net loss applicable to common stockholders used to compute basic and diluted net loss per share for the period from January 17, 2003 (inception) to December 31, 2003:

Successor Period
Period from January 17 (inception) to December 31, 2003
Net loss	$(2,169,352)

Accretion to redemption value of Series A redeemable convertible preferred stock	1,318,885

Net loss applicable to common stockholders	$(3,488,237)

Basic and diluted net loss per share applicable to common stockholders	$(0.26)

Weighted average number of shares outstanding used to calculate basic and diluted net loss per share	13,259,747

The computation of diluted net loss per share excludes the following because their effect would be anti-dilutive:

•	6,724,063 shares issuable upon conversion of the Series A redeemable convertible preferred stock;

•	outstanding options at December 31, 2003 to acquire 2,421,500 shares of Class B common stock with a weighted average exercise price of $1.67 per share and 668,100 options to acquire shares of Class B common stock with an exercise price that will equal the initial public offering price. In the event that twelve months from the option grant date the Company has not completed a firm commitment initial public offering with gross proceeds of at least $20 million, these options will have an exercise price equal to the then determined fair market value.

•	108,432 shares of restricted Class B common stock issued in connection with the October 2003 acquisition of TrafficLeader. These shares are for future services that vest over 3 years. Additionally, these shares were excluded from the computation of basic net loss per share.

(r)	Guarantees

The Predecessor adopted FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, during the year ended December 31, 2002. FIN No. 45 provides expanded accounting guidance surrounding liability recognition and disclosure requirements related to guarantees, as defined by the interpretation. The Company adopted FIN No. 45 upon inception. In the ordinary course of business, neither the Company nor the Predecessor is subject to potential obligations under guarantees that fall within the scope of FIN No. 45 except for standard indemnification provisions that are contained within many of

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

our advertiser and distribution partner agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45.

Indemnification provisions contained within the Company’s and the Predecessor’s advertiser and distribution partner agreements are generally consistent with those prevalent in the Company’s industry. The Company and its Predecessor have not incurred significant obligations under advertiser and distribution partner indemnification provisions historically and do not expect to incur significant obligations in the future. Accordingly, the Company and the Predecessor do not maintain accruals for potential advertiser and distribution partner indemnification obligations.

(s)	Initial Public Offering (IPO), Pro Forma Net Loss Per Share and Pro Forma Balance Sheet

In December 2003, the Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of the Company’s Class B common stock in connection with a proposed IPO.

If the offering is consummated under the terms presently anticipated, each of the 6,724,063 outstanding shares of the Company’s Series A redeemable convertible preferred stock will automatically convert into one share of Class B common stock upon closing of the proposed IPO and the Series A redeemable convertible preferred stock will automatically be retired. Thereafter, the authorized number of shares of preferred stock will be 1,000,000 and authorized number of shares of Class B common stock will be 125,000,000. The Board of Directors will have the authority to issue up to 1,000,000 shares of preferred stock, $.01 par value in one or more series and have the authority to designate rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The foregoing automatic conversion has been reflected in the accompanying unaudited pro forma balance sheet as if it had occurred as of December 31, 2003.

The pro forma net loss per share is calculated as if the Series A redeemable convertible preferred stock had converted into shares of common stock at the original issuance date.

(t)	Recently Issued Accounting Standards

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material impact on the Company’s financial position and results of operations.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our financial statements.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB No. 104) which revises or rescinds certain sections of SAB No. 101, Revenue Recognition in Financial Statements in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s financial position and results of operations.

(2)	Related Party Transactions

From January 1, 2002 to February 28, 2003, MyFamily.com, Inc. (“MyFamily”) owned all 4,503,888 shares of the Predecessor’s Class B common stock representing an approximate 20% interest. On February 28, 2003, the Company acquired 100% of the outstanding stock of the Predecessor, including MyFamily’s stockholder interest. Amounts earned from advertising services provided to MyFamily are disclosed below. The Company and the Predecessor also purchased certain miscellaneous supplies and leased space from MyFamily or entities affiliated with MyFamily. The amounts in relation to these transactions follow:

	Predecessor Periods		Successor Period
	Year Ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Revenue earned from MyFamily	$18,606	2,559	7,849
General and administrative expenses paid to MyFamily:
Rental expense	158,105	36,717	179,668
Supplies and other purchases	5,101	600	3,000

Amounts due from MyFamily included in accounts receivable are as follows:

	Predecessor Periods		Successor Period
	December 31, 2002	February 28, 2003	December 31, 2003
Due from MyFamily	$24,580	17,855	—

TrafficLeader subleases office space to Wiant Design, an entity owned by an employee of TrafficLeader. In connection with the sublease, $554 was received subsequent to the TrafficLeader acquisition from Wiant Design and included in the period from January 17 (inception) to December 31, 2003. The amount has been recorded as a reduction to rent expense.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(3)	Property and Equipment

Property and equipment consisted of the following:

	Predecessor Periods		Successor Period
	December 31, 2002	February 28, 2003	December 31, 2003
Computer and other related equipment	$653,652	703,113	878,583
Purchased and internally developed software	214,852	229,269	368,247
Furniture and fixtures	4,000	4,000	41,225
Leasehold improvements	—	—	19,137

	872,504	936,382	1,307,192
Less accumulated depreciation and amortization	(398,711)	(442,295)	(312,399)

Property and equipment, net	$473,793	494,087	994,793

Depreciation and amortization expense incurred by the Company and the Predecessor was approximately $215,000, $44,000, and $313,700 for the year ended December 31, 2002, the period from January 1 to February 28, 2003 and the period from January 17, 2003 (inception) to December 31, 2003, respectively.

(4)	Commitments

The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases its office facilities under operating lease agreements expiring through 2006. The Company also has other contractual obligations expiring over varying time periods through 2004. Future minimum payments are as follows:

	Office leases	Other contractual obligations	Total
2004	$427,474	142,000	569,474
2005	203,415	—	203,415
2006	62,639	—	62,639
2007 and thereafter	—	—	—

Total minimum payments	$693,528	142,000	835,528

Other contractual obligations primarily relate to minimum contractual payments due to distribution partners and other service providers. Rent expense incurred by the Company and the Predecessor was approximately $158,100, $36,700, $361,000 for the year ended December 31, 2002, the period from January 1 to February 28, 2003, and the period from January 17, 2003 (inception) to December 31, 2003, respectively.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5)	Income Taxes

The provision for income taxes for the Company and the Predecessor periods consists of the following:

	Predecessor Periods		Successor Period
	Year Ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Current provision
Federal	$—	—	701,689
State	—	—	92,372
Deferred provision
Federal	(130,236)	(25,417)	(1,735,078)
State	(12,640)	(2,467)	(237,104)
Utilization of net operating loss carryforwards	—	115,940	93,809
Tax expense of equity adjustment for stock option exercise	—	136,026	—

Total income tax provision (benefit):	$(142,876)	224,082	(1,084,312)

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to loss before income taxes as a result of the following:

	Predecessor Periods		Successor Period
	Year Ended December 31, 2002	Period from January 1 to February 28, 2003	Period from January 17 (inception) to December 31, 2003
Income tax expense (benefit) at U.S. statutory rate of 34%	$(79,104)	189,244	(1,106,246)
State taxes, net of federal benefit	(7,678)	18,368	(95,523)
Non-deductible stock compensation	133,180	13,988	93,660
Other non-deductible expenses	18,942	2,482	23,797
Change in valuation allowance	(208,216)	—	—

Total income tax provision (benefit):	$(142,876)	224,082	(1,084,312)

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	Predecessor Periods		Successor Period
	December 31, 2002	February 28, 2003	December 31, 2003
Deferred tax assets:
Net operating loss carryforwards	$115,840	95,012	—
Accrued liabilities not currently deductible	51,768	78,572	258,278
Stock compensation	3,171	—	687,585
Deferred revenue	39,268	40,596	40,459
Start-up costs not currently deductible	—	—	48,719

Total deferred tax assets	210,047	214,180	1,035,041
Valuation allowance	—	—	—

	210,047	214,180	1,035,041

Deferred tax liabilities:
Intangible assets-amortization not deductible for tax	—	—	2,459,921
Excess of tax over financial statement depreciation	67,271	64,348	141,614

	67,271	64,348	2,601,535

Net deferred tax assets (liabilities)	$142,776	149,832	(1,566,494)

At December 31, 2003, the Company had net operating loss carryforwards of approximately $1,782,000 which begin to expire in 2019. The Tax Reform Act of 1986 limits the use of net operating loss (NOL) and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. The Company believes that such a change has occurred, and that the utilization of the approximately $1,782,000 in carryforwards is limited such that substantially all of these NOL carryforwards will never be utilized.

As of January 1, 2002, due to the Predecessor’s history of net operating losses, and the restrictions on the ability to utilize its NOL carryforwards due to ownership changes, the Predecessor had previously established a valuation allowance equal to its net deferred tax assets. During 2002, the Predecessor reversed the valuation allowance on its net deferred tax assets, as the Predecessor believed it was more likely than not, based on improved operating performance that these assets would be realized. In determining that it was more likely than not that the Predecessor would realize all of the available net deferred tax assets, the following factors were considered: historical trends relating to merchant advertiser usage rates and click-throughs, projected revenues and expenses, and the amount of existing net operating loss carryforwards.

The valuation allowance decreased approximately $208,000 during the year ended December 31, 2002. The valuation allowance did not change during the period from January 1 to February 28, 2003 or the period from January 17 (inception) to December 31, 2003.

On February 28, 2003 and October 24, 2003, in connection with the purchase accounting for the respective acquisitions of the Predecessor and TrafficLeader, the Company recorded a net deferred tax liability in the amount of approximately $3.0 million and $456,000, respectively, relating to the difference in the book basis and tax basis of its assets and liabilities. Approximately $3.1 million and $479,000, respectively, of this net deferred tax liability related to the book basis versus tax basis of the identifiable intangible assets in the acquisition totaling approximately $8.4 million and $1.3 million, respectively.

The Company has recorded a deferred tax asset for stock-based compensation recorded on unexercised non-qualified stock options. The ultimate realization of this asset is dependent upon the fair value of the Company’s stock when the options are exercised.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

During the period from January 1 through February 28, 2003, as a result of a tax deduction from stock option exercises, the Predecessor recognized a tax-effected benefit of approximately $231,000 which was recorded as a credit to additional paid in capital.

(6)	Stockholders’ Equity – Predecessor Periods

(a)	Common Stock and Authorized Capital

The Predecessor’s articles of incorporation provided for 35,000,000 shares of common stock authorized and issued, no par value. A total of 30,496,112 shares were designated as Class A common stock and 4,503,888 shares as Class B common stock. MyFamily held the Class B common stock representing approximately 20% of the interest in the Predecessor. Each share of Class A and B common stock has the right to one vote per share.

The Class B holders had the right to elect one of the Predecessor’s four members of the Board of Directors, as long as Class B common stock made up greater than 5% of the common stock. Any amendments to the articles of incorporation, bylaws, increase in the authorized number of shares of common stock issuable under of the Predecessor’s stock option plans or issuance of additional shares of common stock outside of the Predecessor’s stock option plan required approval of greater than 50% of the Class B holders.

Each share of Class B common stock could be converted into Class A common stock at the option of the holder at any time based upon a conversion ratio, subject to adjustment for dilution. The initial conversion ratio was determined by dividing the original issue price of $0.01 by the conversion price in effect at the time the shares are converted. The conversion price was the original issue price adjusted for subsequent equity adjustments. Each share would automatically convert into Class A common stock upon the closing of a public offering of common stock with gross proceeds of at least $40,000,000.

(b)	Stock Option Plans

2001 Plan

In June 2001, the Predecessor adopted the 2001 Stock Incentive Plan (the 2001 Plan). The 2001 Plan was maintained for officers, employees, directors and consultants under which approximately 8,000,000 shares of Class A common stock were reserved for issuance. Generally, stock options were granted with 10 year terms and vested monthly over 2 years.

During 2002, the Predecessor granted options to acquire Class A common stock with exercise prices less than the then current fair market value. As a result, the Predecessor recorded total deferred compensation expense of approximately $18,000.

Approximately $8,000 and $1,000 was recognized as stock compensation expense related to these options during the year ended December 31, 2002 and the period from January 1 to February 28, 2003, respectively.

Prior to February, 2003, all outstanding vested options, totaling 1,306,603 were exercised and all unvested options were cancelled.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The fair value for each option grant is estimated at the date of grant using a Black-Scholes option pricing model based on the following assumptions for the year ended December 31, 2002, and the period from January 1 to February 28, 2003: risk-free interest rates of 6%; no dividends; volatility factor of the expected market price of the Company’s common stock of 174%; and a weighted-average expected life of 3 years.

The following table summarizes stock option activity:

	Options available for grant	Number of options outstanding	Weighted average exercise price of options outstanding	Weighted average fair value of options granted
Balance at December 31, 2001	3,672,952	4,327,048	$0.005	$—
Granted below fair value	(177,500)	177,500	0.230	0.242
Granted equal or above fair value	(172,000)	172,000	0.230	0.202
Exercised	—	(2,759,355)	0.005
Expired and cancelled	72,125	(72,125)	0.092

Balance at December 31, 2002	3,395,577	1,845,068	0.044
Exercised	—	(1,306,603)	0.029
Expired or cancelled	538,465	(538,465)	0.082

Balance at February 28, 2003	3,934,042	—	$—

In January 2002, the Predecessor sold 2,031,666 shares of Class A common stock to employees for cash consideration totaling approximately $10,000. In connection with the sale, the Predecessor recorded approximately $357,000 in compensation expense related to the difference between the cash consideration and the estimated fair market value of the shares sold.

In February 2003, the Predecessor issued 232,295 shares of Class A common stock to several existing investors whose investments had been diluted subsequent to their initial contribution. One of the investors, who was issued 73,529 common shares, was an employee and, accordingly, the Predecessor recorded compensation expense of $37,500 representing the estimated fair value of the shares issued.

(7)	Stockholders’ Deficit – Successor Period

(a)	Authorized Capital and Common Stock

The Company’s articles of incorporation have 46,500,000 shares of common stock authorized, $0.01 par value, of which 12,500,000 shares have been authorized as Class A common stock and 34,000,000 shares have been authorized as Class B common stock, and 8,500,000 shares of preferred stock authorized, of which all such shares were designated Series A redeemable convertible preferred stock, $0.01 par value per share.

The initial capitalization of the Company included the issuance of 12,250,000 shares of Class A common stock and 1,000,000 shares of Class B common stock. Except with respect to voting rights, the Class A and Class B common stock have identical rights.

In October 2003, in connection with a voluntary change in job responsibilities, a member of senior management voluntarily forfeited 262,500 Class A common shares and returned them to the Company.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Each share of Class A common stock has the right to twenty-five votes per share and each share of Class B common stock has the right to one vote per share.

Each share of Class A common stock is convertible at the holder’s option into one share of Class B common stock.

In accordance with the stockholders’ agreement signed by Class A and the founding Class B common stockholders, the following provisions exist:

The Company holds a repurchase right in the event of a proposed sale of Class A common stock. In the event the Company does not exercise the repurchase right, the other Class A stockholders have the right to purchase the shares based on their proportionate interests. In the event Class A shares are transferred to parties other than the Company or other Class A stockholders, they automatically convert to Class B shares.

So long as an individual stockholder subject to the stockholders agreement has a beneficial ownership interest of 5% or more of any class of stock in the Company, the stockholder shall have a right to participate on a pro-rata basis in any new issuance of securities, other than shares issued in an IPO.

At each annual meeting to elect board of director members, stockholders subject to the agreement agree to vote in favor of two Directors as designated by an entity controlled by the Company’s CEO.

(b)	Series A Redeemable Convertible Preferred Stock

In February and May 2003, the Company issued a total of 6,724,063 shares, $0.01 par value per share, of Series A redeemable convertible preferred stock (Series A Preferred Stock), at $3.00 per share for net proceeds totaling $20,121,517, net of issuance costs of $50,684.

A summary of the significant terms of the Series A Preferred Stock is as follows:

Conversion

Each share of Series A Preferred Stock can be converted at the option of the holder at any time after issuance according to a conversion ratio, subject to adjustment for dilution. The initial conversion ratio is determined by dividing the original issue price of $3.00 by the conversion price in effect at the time the shares are converted. The conversion price is the original issue price adjusted for subsequent equity adjustments of which there have been none through December 31, 2003. Each share shall automatically convert into Class B common stock upon the closing of a public offering of common stock with gross proceeds of at least $20,000,000.

Redemption

At the election of the holders of at least a majority of the outstanding shares of Series A Preferred Stock on each of the First Redemption Date (March 31, 2011), Second Redemption Date (March 31, 2012), Third Redemption Date (March 31, 2013) and the final redemption date (March 31, 2014) the Company shall redeem one-third of the number of shares of Series A Preferred Stock held by such holder on each of the first three redemption dates and the remainder of any shares not already redeemed shall be redeemed on the final redemption date, in each case for $3.00 per share plus all accrued and unpaid dividends thereon whether or not declared.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company accounts for the difference between the carrying amount of redeemable preferred stock and the redemption amount by increasing the carrying amount for periodic accretion using the interest method, so that the carrying amount will equal the redemption amount at the redemption date. The aggregate redemption amount is approximately $21,489,000 at December 31, 2003.

Voting

Each share of Series A Preferred Stock has voting rights equal to the Class B common stock into which it is convertible.

Dividends

Holders of Series A Preferred Stock are entitled to receive cumulative dividends at the per annum rate of 8% of the original issue price per share when and if declared by the board of directors. The cumulative amount of preferred dividends in arrears is approximately $1,317,000 or $0.20 per share at December 31, 2003. The board of directors has not declared any dividends as of December 31, 2003. Upon conversion of the Series A Preferred Stock, either by optional conversion or by mandatory conversion upon an initial public offering, all accumulated and unpaid dividends on the Series A Preferred Stock, whether or not declared, since the date of issue up to and including the conversion date, shall be forgiven. If dividends or other distributions are paid on the common stock, the holders of Series A Preferred Stock are entitled to the preferential dividends above and are entitled to per share dividends equal to those declared or paid to holders of common stock.

Liquidation

In the event of liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock are entitled to receive, prior to the distribution of any Company assets, an amount of $3.00 per share in addition to any accumulated and unpaid dividends, whether or not declared.

After the original liquidation distribution has been paid to the holders of Series A Preferred Stock, the remaining assets of the corporation shall be distributed pro-rata among the holders of the common stock and Series A Preferred Stock on an as-converted basis.

(c)	Stock Option Plan

In January 2003, the Company adopted a stock incentive plan (the “Plan”) pursuant to which the Plan’s Administrative Committee, appointed by the Company’s Board of Directors, may grant both stock options and restricted stock awards to employees, officers, non-employee directors, and consultants and may be designated as incentive or non-qualified stock options at the discretion of the Administrative Committee. The Plan authorizes grants of options to purchase up to 4,000,000 shares of authorized but unissued Class B common stock and provides for the total number of shares of Class B common stock for which options designated as incentive stock options may be granted shall not exceed 8,000,000 shares. Annual increases are to be added on the first day of each fiscal year beginning on January 1, 2004 equal to 5% of the outstanding common stock (including for this purpose any shares of common stock issuable upon conversion of any outstanding capital stock of the Company). As a result of this provision, the authorized number of shares available under this Plan was increased by 1,013,953 to 5,013,953 on January 1, 2004. Generally, stock options have 10-year terms and vest 25% at the end of each year over a 4 year period.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In connection with the purchase of Enhance Interactive, the Company agreed to grant 1,250,000 options to purchase Class B common stock at an exercise price of $0.75 per share to employees of Enhance Interactive. The options were not accounted for as purchase consideration as they were contingent upon the employees signing employment agreements with the Company. A total of 416,667 of these options were vested upon issuance. The remaining 833,333 shares vest in one-third increments at the end of each year over a 3 year period.

The purchase agreement requires 125,000 of the 416,667 vested options be held in escrow as security for the indemnification obligations under the merger agreement. While in escrow, these options are not exercisable and are subject to forfeiture. These options are accounted for as variable awards because they are subject to forfeiture, until the expiration of the escrow period on February 28, 2004. In accounting for variable awards, compensation cost is measured each period as the amount by which the then fair market value of the stock exceeds the exercise price. Changes, either increases or decreases, in the fair value of those awards between the date of grant and the measurement date result in a change in the measure of compensation for the award. Compensation costs recognized for the period from January 17, 2003 (inception) to December 31, 2003 for these 125,000 options were approximately $781,000.

During the period from January 17, 2003 (inception) to December 31, 2003, the Company granted certain options including those discussed above with exercise prices less than the then current fair market value. As a result, the Company recorded total deferred compensation expense of approximately $2,104,000, excluding the variable awards noted above. The Company recognized compensation expense over the vesting period utilizing the accelerated methodology described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (FIN 28).

In accordance with the accelerated methodology under FIN 28, approximately $1,192,000 was recognized as stock-based compensation expense during the period January 17, 2003 (inception) to December 31, 2003 and approximately $913,000 remained as deferred compensation December 31, 2003, which will continue to be amortized over the vesting period of the options.

In May 2003, in consideration for consulting services, the Company issued options under the Plan enabling a consultant to purchase 12,500 shares of its Class B common stock, at an exercise price of $3.00 per share. The options were fully vested at the grant date. Based on the fair value of the options, the Company recognized total compensation expense of approximately of $36,000 during the period from January 17, 2003 (inception) to December 31, 2003. The $2.89 fair value of each option was determined on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%, risk free interest rate of 5.5%, volatility of 111%, and an expected life equal to the option term of ten years.

The per share fair value of stock options granted during the period from January 17, 2003 (inception) to December 31, 2003 was determined on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.5%, volatility ranging from 102% to 111%, for employee and director grants, an expected life of 4 years for employees, and for consultants, an expected life of 10 years. At December 31, 2003, there were 910,400 additional shares available for grant under the Plan.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Stock option activity during the period indicated is as follows:

	Options available for grant	Number of options outstanding	Weighted average exercise price of options outstanding	Weighted average fair value of options granted
Plan adoption (January 17, 2003)	4,000,000	—	$—	$—
Granted below fair value	(1,714,500)	1,714,500	1.28	2.22
Granted equal or above fair value	(707,000)	707,000	2.60	1.52
Granted equal or above fair value	(668,100)	668,100	IPO price	4.33

Balance at December 31, 2003	910,400	3,089,600	$1.67 – IPO price	2.52

The Company granted 668,100 options with an exercise price that will be equal to Company’s initial public offering price.

The following table summarizes information concerning currently outstanding and exercisable options at December 31, 2003:

Options Outstanding			Options Exercisable
Weighted average exercise price	Number outstanding	Weighted average remaining contractual Life	Number exercisable	Weighted average exercise price of exercisable options
$0.75	1,434,000	9.16	291,667	$0.75
$3.00	987,500	9.32	33,333	$3.00
IPO price	668,100	9.53	—	—

$1.67 – IPO price	3,089,600	9.29	325,000	$0.98

A total of 450,350 of the outstanding options were vested at December 31, 2003 of which 125,000 were held in escrow as security for the indemnification obligations under the eFamily.com, Inc. merger agreement and were not exercisable.

An additional 107,000 options with exercise prices that will equal the initial public offering price were granted subsequent to December 31, 2003 through February 11, 2004.

(d)	Issuance of Class B Common Stock

In February 2003, in consideration for consulting services, the Company issued 5,000 shares of Class B common stock and recognized approximately $4,000 of compensation expense representing the estimated fair value of the shares issued during the period from January 17, 2003 (inception) to December 31, 2003.

In October 2003, in connection with the acquisition of TrafficLeader, the Company issued 108,432 shares of restricted Class B common stock that were valued at $6.75 per share. The shares are forfeitable and were issued to employees for future services, and vest over a period of three years, with the first 16.67% vesting after six months and each additional 16.67% vesting each successive 6-month period over the next thirty months. The 108,432 shares were valued at approximately $732,000 and are being recorded as compensation expense over the associated employment period in which these shares vest. In accordance with the accelerated methodology under FIN 28, approximately $112,000 was recognized as stock-based compensation during the period January 17, 2003 (inception) to December 31, 2003 and approximately $620,000 remained as deferred compensation at December 31, 2003.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(8)	Contingencies

The Company is involved in legal and administrative proceedings and claims of various types from time to time. While any litigation contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company.

(9)	401(k) Savings Plan

The Company has a Retirement/Savings Plan (“401(k) Plan”) under Section 401(k) of the Internal Revenue Code which covers those employees that meet eligibility requirements. Eligible employees may contribute up to 15% of their compensation subject to Internal Revenue Code provisions. Under the 401(k) Plan, management may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. No matching contributions have been made to date.

(10)	Pre-Incorporation Costs

Business planning and other activities related to the Company’s business began in late 2002. On January 17, 2003, the Company was incorporated as a separate legal entity. Included in the results of operations subsequent to January 17, 2003 are Company reimbursements to certain founders for approximately $86,000 in general and administrative pre-incorporation costs. Included in property and equipment are purchases from its founders of approximately $62,000 which equated to the carrying value of the assets.

(11)	Acquisition of Predecessor

On February 28, 2003, the Company acquired 100% of the outstanding shares of the Predecessor. The results of the Predecessor’s operations have been included in the Company’s consolidated financial statements since that date. The Predecessor provides online advertising services to advertisers, including pay-for-performance advertising. The Predecessor’s merchant advertisers can market to consumers and businesses through advertisements that are primarily found in the form of results on search engines, directories and other Web sites.

The aggregate cash consideration including acquisition costs was approximately $15,117,000. The purchase price excludes earnings-based contingent payments that depend on the achievement of minimum income before taxes, excluding stock-based compensation and amortization of intangibles related to the acquisition (“earnings before taxes”) thresholds in calendar year 2003 and 2004 of the business acquired from the Predecessor. The payment of the earnings-based contingent amounts is based on the formula of 69.44% of the acquired businesses’ 2003 and 2004 earnings before taxes up to an aggregate maximum payout cap of $12,500,000 (“earn-out consideration”). In the event earnings before taxes do not exceed $3,500,000 for 2003 or 2004, then no amount shall be payable for the related period. The contingent earn-out consideration payments are being accounted for as additional goodwill. For 2003, additional goodwill of $3,243,000 was recorded for the earn-out consideration.

In addition, if the minimum $3,500,000 thresholds above are achieved, a payment of 5.56% of the acquired business’ earnings before taxes for calendar years 2003 and 2004, up to an aggregate maximum of $1,000,000 will be paid to certain current employees of the acquired business (“acquisition-related retention consideration”). These amounts will be accounted for as compensation expense. The threshold determination is calculated separately for each of calendar years 2003 and 2004. For 2003, $283,000 was recorded for the acquisition-related retention consideration including employer payroll-related taxes.

The 2003 earn-out and acquisition-related retention consideration amounts are payable on the earlier of (i) April 1, 2004 or (ii) three days after receipt of gross proceeds of $20 million from an IPO.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

As part of the purchase agreement and conditioned upon continued employment, the Company agreed to issue 1,250,000 options to purchase Class B common shares at an exercise price of $0.75 per share to employees of the Predecessor. Of these options, 416,667 were vested upon issuance. The remaining 833,333 shares vest in one-third increments at the end of each year over a 3 year period.

A total of $1,500,000 and 125,000 of the 416,667 vested options were placed in escrow to secure indemnification obligations of the former shareholders of the Predecessor. The amounts can be released after 12 months. The cash escrow is included as part of the purchase price consideration and will ultimately be released to the former Predecessor shareholders in the event no indemnification obligations are identified.

The Company’s purchase price has been recorded in the accompanying consolidated financial statements from the date of acquisition. As a result, the consolidated financial statements after the acquisition reflect a different basis of accounting than the historical financial statements prepared for the Predecessor Periods prior to February 28, 2003.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets, including acquired cash of $1,820,763	$2,532,050
Property and equipment	494,087
Other non-current assets	9,435
Identifiable intangible assets	8,400,000
Goodwill	8,736,783

Total assets acquired	20,172,355

Current liabilities	1,986,229
Non-current deferred tax liabilities	3,065,347
Other non-current liabilities	4,085

Total liabilities assumed	5,055,661

Net assets acquired	$15,116,694

The total goodwill related to the acquisition at December 31, 2003 was $11,980,000 which includes $3,243,000 of goodwill recorded for the 2003 earnings-based earn-out obligation.

The $8,400,000 of acquired intangible assets have a weighted average useful life of approximately 2.5 years. The identifiable intangible assets are comprised of a merchant advertising customer base valued at approximately $700,000 (2-year weighted-average useful life), distribution partner base valued at approximately $900,000 (2.5-year weighted-average useful life), non-compete agreements valued at approximately $1,100,000 (2-year weighted-average useful life), trademarks/domain names valued at approximately $400,000 (3-year weighted average useful life), acquired technology valued at 5,300,000 (2.6-year weighted-average useful life). The $11,980,000 of goodwill, including the $3,243,000 goodwill amount for the 2003 earnings-based earn-out obligation, and the acquired intangible assets not deductible for tax purposes.

The results of Predecessor’s operations are included in the pro forma information presented in note 14.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(12)	Acquisition of TrafficLeader, Inc.

On October 24, 2003, the Company acquired 100% of the outstanding stock of Sitewise Marketing, Inc. (d.b.a. TrafficLeader) (“TrafficLeader”). Sitewise Marketing, Inc. was renamed TrafficLeader, Inc. in November, 2003. TrafficLeader provides search marketing services. As a result of the acquisition, the Company obtained a broader base of service offerings and distribution partners. The purchase price consideration consisted of:

•	Cash and acquisition costs of approximately $3,570,000; and

•	425,000 shares of class B common stock. In the event the Company has not completed an IPO with gross proceeds of $20 million prior to October 24, 2005, the purchase agreement provides the selling shareholders with a right to cause the 425,000 shares of Class B common stock to be redeemed for $8 per share (aggregate redemption amount of $3,400,000) upon the affirmative vote of holders of 75% of such shares. These shares were valued at $6.75 per share and the associated redemption right was recorded at an estimated fair value of $80,750. Based on the terms of the redemption right, the obligation is subject to variable accounting and the Company will mark the redemption right to fair value at each reporting period until such time as the redemption right expires or the shares are redeemed. The estimated fair value of the redemption right, which has been recorded as a liability, was $55,250 at December 31, 2003.

In addition, the Company issued 137,500 shares of restricted Class B common stock, valued at $6.75 per share. The shares were issued to employees and vest over a period of three years, with the first 16.67% vesting after six months and each additional 16.67% vesting each successive 6-month period over the next thirty months. Of these restricted shares, 29,068 shares valued at approximately $196,000 are non-forfeitable and included as part of the purchase consideration. As part of employment agreements signed with certain employees of TrafficLeader, a deferred stock compensation charge of approximately $732,000 was recorded in association with 108,432 of these shares. The Company expects to recognize compensation costs for the value of the shares over the associated three-year employment periods over which those shares vest. Stock-based compensation cost of approximately $112,000 was recognized from the acquisition date through December 31, 2003.

The purchase price excludes revenue-based contingent payments that depend on the TrafficLeader’s achievement of revenue thresholds. For each dollar of TrafficLeader revenue in calendar 2004 in excess of $15 million, the Company, at the end of 2004, will pay 10% in the form of a revenue-based payment to the former TrafficLeader shareholders up to a maximum $1.0 million. Any amounts paid will be accounted for as additional goodwill.

In the event there is a change in control of the Company or of TrafficLeader, or the termination without cause or resignation for good reason of both of TrafficLeader’s CEO and CTO on or prior to December 31, 2004, the Company will be obligated to pay the full amount of the $1 million performance-based contingent payment; if awarded, the payment would be recorded as compensation.

In connection with the acquisition, $175,000 of cash consideration and 100,000 shares of the 425,000 shares of Class B common stock were placed in escrow to secure indemnification obligations of the former shareholders of TrafficLeader. The cash can be released after nine months and the shares can be released after one year. The escrowed amounts are included as part of the purchase price consideration and will ultimately be released to the former TrafficLeader shareholders in the event no indemnification obligations are identified.

MARCHEX, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets, including acquired cash of $342,451	$1,175,439
Property and equipment	271,161
Other non-current assets	4,077
Intangible assets	1,300,000
Goodwill	5,273,490

Total assets acquired	8,024,167

Current liabilities	826,095
Non-current deferred tax liabilities	482,229

Total liabilities assumed	1,308,324

Net assets acquired	$6,715,843

The $1,300,000 of acquired intangible assets have a weighted average useful life of approximately 2.4 years. The identifiable intangible assets are comprised of a merchant advertising customer base of approximately $300,000 (12-month weighted-average useful life), distribution partner base of approximately $600,000 (3-year weighted-average useful life), trademarks/domain names of approximately $100,000 (3-year weighted-average useful life), and acquired technology of $300,000 (2.5-year weighted-average useful life). The $5,273,490 of goodwill and the acquired intangible assets are not deductible for tax purposes. The estimated fair values of assets acquired and liabilities assumed are based upon preliminary estimates and may vary from the final allocation of the purchase price consideration.

(13)	Acquired Identifiable Intangible Assets

Indentifiable intangible assets at December 31, 2003 consist of the following:

Merchant advertiser customer	$1,000,000
Distribution partner base	1,500,000
Non-compete agreements	1,100,000
Trademarks/domains	525,199
Acquired technology	5,600,000

9,725,199
Less accumulated amortization	(3,023,408)

Total	$6,701,791

Aggregate amortization expense for the period from January 17, 2003 (inception) to December 31, 2003 was approximately $3,023,000. Estimated amortization expense for the next three years is approximately: $4,082,000 in 2004, $2,304,000 in 2005 and $316,000 in 2006.

Marchex, Inc.

Notes to Consolidated Financial Statements—(Continued)

(14)	Pro Forma Results of Operations – Predecessor and TrafficLeader (Unaudited)

The following table presents pro forma results of operations as if the acquisition of the Predecessor and TrafficLeader had occurred as of the beginning of each of the periods presented. The following pro forma results of operations are based on the historical results of operations of the Predecessor and TrafficLeader for the year ended December 31, 2002, and in 2003 the historical results of operations of the Company for the period from January 17, 2003 (inception) to December 31, 2003, the Predecessor for the two months ended February 28, 2003, and TrafficLeader for the period ended October 23, 2003.

	Year ended December 31, 2002	January 2003 to December 31, 2003
Revenue	$14,075,109	27,351,966
Net loss	$(3,879,332)	(2,880,362)
Net loss applicable to common stockholders	$(3,879,332)	(4,199,247)

Net loss per share applicable to common stockholders
Basic and diluted loss per share		$(0.31)

The pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisitions taken place at the beginning of 2002 or at the beginning of 2003, nor is it necessarily indicative of results that may occur in the future.

(15)	Subsequent Events

(a)	In February 2004, the Company entered into an agreement to commit for additional office facilities in Seattle, Washington. Future minimum payments related to these facilities are as follows: $188,000 in 2004, $340,000 in 2005, $422,000 in 2006, and $455,000 in each of 2007, 2008 and 2009. The remaining lease obligation at December 31, 2003 for office facilities in Seattle, Washington, from which the Company expects to relocate, totalled $313,000.

(b)	On February 15, 2004, the Company’s board of directors and shareholders approved the 2004 Employee Stock Purchase Plan, which will become effective on the first date that our Class B common stock is publicly traded as a result of an offering with gross proceeds in excess of $20 million. The plan provides employees the opportunity to purchase the Company’s Class B common stock at 85% of the lower of the fair value at the beginning or end of a three-month offering period. A total of 300,000 shares have been initially reserved under the plan.

Independent Auditors’ Report

The Board of Directors and Stockholders

Marchex, Inc.:

We have audited the accompanying balance sheets of Sitewise Marketing, Inc. as of December 31, 2002, and September 30, 2003 and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2002 and nine month period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sitewise Marketing, Inc. as of December 31, 2002 and September 30, 2003, and the results of its operations and their cash flows for the year ended December 31, 2002 and nine month period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/    KPMG LLP

Seattle, Washington

December 1, 2003

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Balance Sheets

	December 31, 2002	September 30, 2003
Assets
Current assets:
Cash and cash equivalents	$132,652	473,210
Accounts receivable, net of allowance for doubtful accounts and merchant advertiser credits of $16,037 and $40,643 at December 31, 2002 and September 30, 2003, respectively	775,384	639,289
Prepaid expenses	4,577	8,646

Total current assets	912,613	1,121,145
Property and equipment, net	152,341	279,291
Other assets	—	4,077

Total assets	$1,064,954	1,404,513

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$404,237	503,935
Accrued payroll and benefits	140,953	163,938
Accrued expenses and other current liabilities	602	97,677
Line of credit	27,000	—
Deferred revenue	16,794	39,601

Total current liabilities	589,586	805,151
Other non-current liabilities	1,585	—

Total liabilities	591,171	805,151

Stockholders’ equity:
Common stock, no par value, 20,000,000 authorized; issued and outstanding 10,007,500 at December 31, 2002 and 10,008,500 at September 30, 2003	692,819	689,547
Deferred stock-based compensation	(21,101)	(8,490)
Accumulated deficit	(197,935)	(81,695)

Total stockholders’ equity	473,783	599,362

Total liabilities and stockholders' equity	$1,064,954	1,404,513

See accompanying notes to financial statements.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Statements of Operations

	Year ended December 31, 2002	Nine month period ended September 30, 2003
Revenue	$4,004,602	3,986,156

Expenses:
Service costs (*)	2,986,685	3,045,991
Sales and marketing (*)	322,106	339,150
Product development (*)	102,358	125,292
General and administrative (*)	380,408	311,443
Stock-based compensation (**)	24,474	9,139

Total expenses	3,816,031	3,831,015

Income from operations	188,571	155,141
Other income (expense):
Interest income	—	416
Other income (expense), net	(1,785)	(793)

Net income	$186,786	154,764

(*)	Amounts exclude stock-based compensation

(**)	Components of stock-based compensation

Service costs	$12,412	2,954
Sales and marketing	4,209	2,891
Product development	6,823	2,901
General and administrative	1,030	393

See accompanying notes to financial statements.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Statements of Stockholders’ Equity

	Common stock		Deferred stock-based compensation	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balances at December 31, 2001	10,000,000	$697,196	(51,452)	(384,721)	261,023
Exercise of employee stock options	7,500	1,500	—	—	1,500
Stock-based compensation on options granted at less than fair market value	—	9,481	(9,481)	—	—
Amortization of stock based compensation	—	—	24,474	—	24,474
Cancellation of unvested options	—	(15,358)	15,358		—
Net income	—	—	—	186,786	186,786

Balances at December 31, 2002	10,007,500	692,819	(21,101)	(197,935)	473,783
Exercise of employee stock options	1,000	200	—	—	200
Dividend distribution to stockholders	—	—	—	(38,524)	(38,524)
Amortization of stock based compensation	—	—	9,139	—	9,139
Cancellation of unvested options	—	(3,472)	3,472	—	—
Net income	—	—	—	154,764	154,764

Balances at September 30, 2003	10,008,500	$689,547	(8,490)	(81,695)	599,362

See accompanying notes to financial statements.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Statements of Cash Flows

	Year ended December 31, 2002	Nine month period ended September 30, 2003
Cash flows from operating activities:
Net income	$186,786	154,764
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	61,895	80,564
Allowance for doubtful accounts	98,196	74,318
Stock-based compensation	24,474	9,139
Gain on sale of fixed asset	27	—
Change in certain assets and liabilities:
Accounts receivable, net	(332,502)	61,777
Prepaid expenses	(4,578)	(4,068)
Accounts payable	81,874	99,698
Accrued expenses and other	36,363	120,059
Deferred revenue	1,402	22,807
Non-current liabilities	1,271	(1,585)

Net cash provided by operating activities	155,208	617,473

Cash flows from investing activities:
Purchases of property and equipment	(116,869)	(207,514)
Proceeds from sale of property and equipment	393	—
Decrease (increase) in other non-current assets	—	(4,077)

Net cash used in investing activities	(116,476)	(211,591)

Cash flows from financing activities:
Proceeds from exercises of stock options	1,500	200
Repayment of bank line of credit	(8,000)	(27,000)
Dividends paid to shareholders	—	(38,524)

Net cash used in financing activities	(6,500)	(65,324)

Net increase in cash and cash equivalents	32,232	340,558
Cash and cash equivalents at beginning of period	100,420	132,652

Cash and cash equivalents at end of period	$132,652	473,210

Supplemental disclosure of cash flow information—cash paid during the period for interest	$1,812	793

See accompanying notes to financial statements.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements

Year ended December 31, 2002 and nine month period ended September 30, 2003

(1)	Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business and Basis of Presentation

Sitewise Marketing, Inc. d.b.a. TrafficLeader (“the Company”), based in Eugene, Oregon, was formed in January, 2000. TrafficLeader provides performance-based advertising and search marketing services to merchant advertisers, including paid inclusion, advertising campaign management, conversion tracking and analysis, and search engine optimization. Through TrafficLeader’s primary service, paid inclusion, TrafficLeader manages search-based advertising campaigns and services for merchant advertisers. TrafficLeader’s paid inclusion service helps merchant advertisers reach prospective customers by first creating highly relevant product listings and then placing them in front of potential customers, primarily through search engines. The merchant advertiser’s product listings map directly to user search queries, which link to specific product or information pages when clicked. On behalf of merchant advertisers, TrafficLeader indexes these highly relevant listings into many of the Internet’s most visited search engines, product shopping engines, directories and other Web sites.

(b)	Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at date of purchase of three months or less to be cash equivalents. At December 31, 2002 and September 30, 2003 all accounts were held in bank deposit accounts.

(c)	Fair Value of Financial Instruments

At December 31, 2002 and September 30, 2003, the Company had the following financial instruments: cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and the line of credit approximates their fair value based on the liquidity of these financial instruments or based on their short-term nature.

(d)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on analysis of historical bad debts, merchant advertiser concentrations, merchant advertiser credit-worthiness and current economic trends. The Company reviews its allowance for collectibility quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectibility. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The Company does not have any off-balance sheet credit exposure related to its merchant advertisers.

The allowance for doubtful account activity for the periods indicated is as follows:

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Write-offs	Balance at End of Period
Allowance for doubtful accounts:
December 31, 2002	$67,097	98,196	158,709	$6,584
September 30, 2003	6,584	74,318	41,260	39,642

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

At December 31, 2002 and September 30, 2003, one merchant advertiser represented 15% and 11%, respectively, of total accounts receivable.

For the year ended December 31, 2002 and the nine month period ended September 30, 2003, one merchant advertiser represented approximately 19% and 24%, respectively, of total revenue.

(e)	Property and Equipment

Property and equipment are stated at cost. Depreciation on computers and other related equipment, purchased and internally developed software and furniture and fixtures is calculated on the straight-line method over the estimated useful lives of the assets generally averaging three years. Leasehold improvements are amortized on the straight line method over the shorter of the lease term or estimated useful lives of the assets ranging from three to five years.

(f)	Impairment or Disposal of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of would be separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

(g)	Advertising Expenses

Advertising costs are expensed as incurred and include Internet-based direct advertising and trade shows. Such costs are included in sales and marketing. The amounts for the periods presented were not significant.

(h)	Product Development

Product development costs consist primarily of expenses incurred by the Company in the research and development, creation and enhancement of its Internet site and services. Research and development expenses include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality of the services. For all periods presented, substantially all product development expenses are research and development.

Product development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

(i)	Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25” issued in March 2000, to account for its employee stock options. Under this method, employee compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above for options granted to employees, and has adopted the disclosure requirements of SFAS No. 123.

The Company recognizes compensation expense over the vesting period utilizing the accelerated methodology described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	Year ended December 31, 2002	Nine month period ended September 30, 2003
Net income:
As reported	$186,786	154,764
Add: stock-based employee expense included in reported net income	24,474	9,139
Deduct: stock-based employee compensation expense determined under fair-value-based method for all awards (1)	(38,515)	(14,614)

Pro forma	$172,745	149,289

(1) See Note 4 for details of the assumptions used to arrive at the fair value of each.

The Company accounts for non-employee stock-based compensation in accordance with SFAS No. 123 and FASB’s Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services.

(j)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company has used estimates in determining certain provisions, including uncollectible accounts receivable, useful lives for property and equipment and the fair-value of the Company’s common stock. Actual results could differ from those estimates.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

(k)	Concentrations

The Company maintains substantially all of its cash and cash equivalents with one financial institution.

Primarily all of the Company’s revenue earned from merchant advertisers is supplied through distribution partners under short-term agreements. The Company may not be successful in renewing any of these agreements, or if they are renewed, they may not be on terms as favorable as current agreements. The Company may not be successful in entering into agreements with new distribution partners on commercially acceptable terms. In addition, several of these distribution partners may be considered potential competitors.

The percentage of revenue earned from merchant advertisers supplied by distribution partners representing more than 10% of revenue is as follows:

	Year ended December 31, 2002	Nine month period ended September 30, 2003
Affiliate A	42%	40%
Affiliate B	12%	12%

(l)	Segment Reporting and Geographic Information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for the Company’s management. For all periods presented, the Company operated as a single segment. The Company operates in a single business segment principally in domestic markets providing Internet merchant transaction services to enterprises.

The Company attributes revenue from merchant advertisers in different geographical areas on the basis of the location of the customer. Substantially all of the Company’s revenue and accounts receivable are derived from domestic sales to merchant advertisers engaged in various activities involving the Internet.

(m)	Revenue Recognition

Revenue is generated primarily through paid inclusion services, that is, revenue is generated when a user clicks on a merchant advertiser’s listings after it has been included by our distribution partners in their index of search listings. In paid inclusion services, merchant advertisers pay for their Web pages and product databases to be crawled, or searched, and included within search engine results. Generally, the paid inclusion results are delivered in a different section of the results than the pay-per-click listing results where the merchant advertiser drives placement through the price they choose to pay per click. For this inclusion service, revenue is not a result of placement in search results; rather the arrangement provides for inclusion in particular search engines, which may determine ranking based on individual algorithms such as relevancy determinations for a particular query.

Merchant advertisers also pay for supplementary search marketing services including advertising campaign management, conversion tracking and analysis, and search engine optimization. Merchants generally pay on a per click-through basis for these fees, although in limited cases a flat service fee is received for delivery of these services. These supplementary services allow merchant advertisers to track, monitor and optimize the placement of their advertising listings; to calculate conversion of listings that result in sales and those that do not; and optimize and organize their sites and listings for enhanced performance within algorithmic search engines. Revenue also consists of initial set-up fees.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

Revenue from these collective services accounted for less than 2% of total revenue in all periods presented. The Company has no barter transactions.

The supplementary services are generally based on usage that is billed on a fixed amount per click-through or a fixed monthly amount. Revenue is recognized on a click-through basis or in the month the service is provided.

The Company follows Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements (SAB No. 101). This pronouncement summarizes certain of the Security and Exchange Commissions (SEC) staff’s view on the application of accounting principles generally accepted in the United States of America to revenue recognition. Revenue associated with paid inclusion fees and supplementary search marketing services is recognized once persuasive evidence of an arrangement is obtained, services are performed, provided the fee is fixed and determinable and collection is reasonably assured.

Non-refundable initial account set-up fees paid by a merchant advertiser are recognized ratably over the longer of the contract or the average expected merchant advertiser campaign period which is currently estimated to be one year.

The Company has entered into agreements with various distribution partners to provide merchant advertisers’ listings. The Company generally pays distribution partners based on a specified percentage of revenue or a fixed amount per click-through on these listings. The Company acts as principal to revenue transactions and bears the risk of loss. In accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, the revenue derived from merchant advertisers who receive paid introductions through the Company as supplied by distribution partners is reported gross of the payment to distribution partners.

(n)	Service Costs

Service costs represent those costs specifically applicable to our revenue. Service costs include network operations and customer service costs that consist primarily of costs associated with serving our search results, maintaining our Web site, credit card processing fees and network and fees paid to outside service providers that provide our paid listings and customer services. Customer service and other costs associated with providing our performance-based advertising and search marketing services, and maintaining our Web site include depreciation of Web site and network equipment, colocation charges of our Web site equipment, bandwidth, software license fees and salaries of related personnel.

Service costs also include user acquisition costs that relate primarily to payments made to distribution partners who provide an opportunity for the Company’s merchant advertisers to market and sell their products through such distribution partners. The Company enters into agreements of varying durations with distribution partners that integrate the Company’s services into their sites and indexes. The primary economic structure of the distribution partner agreements is a variable payment based on a specified percentage of revenue. These variable payments are often subject to minimum payment amounts per click-through. Other economic structures that to a lesser degree exist include: 1) fixed payments, based on a guaranteed minimum amount of traffic delivered, 2) variable payments based on a specified metric, such as number of paid click-throughs, and 3) a combination arrangement with both fixed and variable amounts.

The Company expenses user acquisition costs under two methods; agreements with fixed payments are expensed as the greater of the following:

•	pro-rata over the term the fixed payment covers, or

•	usage delivered to date divided by the guaranteed minimum amount of usage

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

Agreements with variable payment based on a percentage of revenue, number of paid click-throughs or other metric are expensed as incurred based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

(o)	Income Taxes

The stockholders of the Company elected to utilize the provisions of subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of a subchapter S corporation are taxed on their portion of the Company’s taxable income. Therefore, no provision or liability for Federal income taxes was recorded in the financial statements.

(p)	Guarantees

The Company adopted FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, during the year ended December 31, 2002. FIN No. 45 provides expanded accounting guidance surrounding liability recognition and disclosure requirements related to guarantees, as defined by the interpretation. In ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of FIN No. 45, except for standard indemnification provisions that are contained within many of it’s merchant advertiser and distribution partner agreements, and give rise only to the disclosure requirements prescribed by FIN No. 45.

Indemnification provisions contained within the Company’s merchant advertiser and distribution partner agreements are generally consistent with those prevalent in industry. The Company has not incurred significant obligations under merchant advertiser and distribution partner indemnification provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential merchant advertiser and distribution partner indemnification obligations.

(q)	Recently Issued Accounting Standards

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21 (“EITF 00-21”), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 became effective for fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material impact on the Company’s financial position and results of operations.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on our financial statements.

(r)	Related Party Transactions

The Company subleases office space to Wiant Design, an entity owned by the Company’s CEO. Amounts received from Wiant Design for the year ended December 31, 2002 and the nine months ended September 30, 2003 are $2,940 and $2,205, respectively, and have been recorded as a reduction to rent expense.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

(2)	Property and Equipment

Property and equipment consisted of the following at:

	December 31, 2002	September 30, 2003
Computer and other related equipment	$123,787	299,111
Purchased and internally developed software	127,801	150,580
Furniture and fixtures	7,547	14,258
Leasehold improvements	3,483	6,183
Less accumulated depreciation and amortization	(110,277)	(190,841)

Property and equipment, net	$152,341	279,291

Depreciation and amortization expense incurred by the Company was approximately $61,895 and $80,564 for the year ended December 31, 2002 and the nine-month period ended September 30, 2003, respectively.

(3)	Commitments

The Company has commitments for future payments related to office facility leases and other contractual obligations. The Company leases its office facilities under operating lease agreements expiring through 2004. The Company also has other contractual obligations expiring over varying time periods through 2004. Future minimum payments are as follows:

	Office Leases	Contractual Obligations	Total
Through end of 2003	$28,556	4,571	33,127
2004	83,491	7,500	90,991

Total minimum payments	$112,047	12,071	124,118

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers. Rent expense was $61,000 and $66,000 for the year ended December 31, 2002 and the nine-month period ended September 30, 2003, respectively.

(4)	Stockholders’ Equity

2000 Stock Incentive Plan

In November 2000, the Company adopted the 2000 Stock Incentive Plan (the 2000 Plan). The 2000 Plan was maintained for officers, employees, directors and consultants under which 1,000,000 shares of Common stock were reserved for issuance. Generally, stock options were granted with 10 year terms and vest 12.5% after the first six months and then 6.25% every three months for the next 3.5 years.

The Company granted certain options with exercise prices less than the then current fair market value. As a result, the Company recorded total deferred stock-based compensation of approximately $185,000. The Company recognized compensation expense over the vesting period utilizing the accelerated methodology described in FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

In accordance with this methodology approximately $24,000 and $9,000 was recognized as stock compensation expense for the year ended December 31, 2002 and nine-month period ended September 30, 2003 respectively.

The fair value for each option grant is estimated at the date of grant using a Black-Scholes option pricing model based on the following assumptions for the year ended December 31, 2002 and the nine-month period ended September 30, 2003: risk-free interest rates of 6%; no dividends; volatility factor of the expected market price of the Company’s common stock of 111%; and a weighted-average expected life of approximately 3 years.

The following table summarizes stock option activity:

	Options available for grant	Number of options outstanding	Weighted average exercise price of options outstanding	Weighted average fair value of options granted
Balance at December 31, 2001	310,500	689,500	$0.20
Granted below fair value	(30,000)	30,000	$0.25	$0.48
Exercised	—	(7,500)	$0.20
Expired or cancelled	98,500	(98,500)	$0.20

Balance at December 31, 2002	379,000	613,500	$0.20
Exercised	—	(1,000)	$0.20
Expired or cancelled	30,000	(30,000)	$0.20

Balance at September 30, 2003	409,000	582,500	$0.20

The following table summarizes information concerning outstanding and exercisable options at September 30, 2003:

	Options outstanding			Options exercisable
Exercise prices	Number outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number exercisable	Weighted- average exercise price
$ 0.20	562,500	7.69	$0.20	463,438	$0.20
0.28	20,000	8.72	0.28	5,625	0.28

$ 0.20 – 0.28	582,500	7.72	$0.20	469,063	$0.20

(5)	Contingencies

The Company is involved in legal and administrative proceedings and claims of various types from time to time. While any litigation contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company.

SITEWISE MARKETING, INC.

(D.B.A. TRAFFICLEADER)

Notes to Financial Statements—(Continued)

Year ended December 31, 2002 and nine month period ended September 30, 2003

(6)	Line of Credit

At December 31, 2002, the Company had available a $200,000 bank line of credit, secured by substantially all of the Company’s assets, bearing interest at the prime rate plus 1% (approximately 6% at December 31, 2002). Borrowings under this line of credit were $27,000 at December 31, 2002. The line of credit was repaid in full and terminated in August 2003.

(7)	401(k) Savings Plan

The Company’s Retirement/Savings Plan (“401 (k) Plan”) adopted May 1, 2003 under Section 401 (k) of the Internal Revenue Code covers those employees that meet eligibility requirements. Eligible employees may contribute up to 25% of their compensation subject to Internal Revenue Code provisions. Under the 401 (k) Plan, management may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. No matching contributions have been made to date.

(8)	Subsequent Events

On October 24, 2003, Marchex, Inc. acquired 100% of the outstanding stock of the Company. The consideration consisted of:

•	cash and acquisition costs of approximately $3,570,000;

•	425,000 shares of class B common stock. In the event that Marchex has not completed an IPO with gross proceeds of $20 million prior to October 24, 2005, the 425,000 shares of Class B common stock can be redeemed for $8 per share upon the affirmative vote of the holders of 75% of such shares.

In addition, Marchex, Inc. issued 137,500 shares of restricted class B common stock, of which 29,068 shares are non-forfeitable and 108,432 shares are based on continued employment agreements. The restricted shares vest over a period of 3 years, one-third at the end of each year, valued at $6.75 per share.

The purchase price excludes performance-based contingent payments that depend on the TrafficLeader’s achievement of revenues thresholds. For each dollar of TrafficLeader revenue in calendar 2004 in excess of $15 million, Marchex, at the end of 2004, will pay 10% in the form of a performance-based payment to the former TrafficLeader shareholders up to a maximum $1 million. Any amounts will be accounted for as additional goodwill.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Enhance Interactive Acquisition

On February 28, 2003, Marchex, Inc. (“Company”) acquired 100% of the outstanding stock of eFamily.com, Inc. and its wholly-owned subsidiary, ah-ha.com, Inc. ah-ha.com, Inc., based in Provo, Utah was renamed Enhance Interactive, Inc. in December 2003. The aggregate net cash consideration including acquisition costs to acquire Enhance Interactive was approximately $13.3 million. The $13.3 million purchase price excludes earnings-based contingent payments that depend on, Enhance Interactive’s achievement of pre-tax minimum income before tax thresholds in calendar years 2003 and 2004. The payment of the earnings-based amounts is based on the formula of 69.44% of Enhance Interactive’s 2003 and 2004 income before taxes up to an aggregate maximum payout cap of $12.5 million (“earn-out consideration”). In the event income before taxes, excluding stock-based compensation and amortization of intangible assets related to the acquisition (“earnings before taxes”), does not exceed $3.5 million for 2003 and 2004, then no amount shall be payable for the related period. These contingent payments, if made, will be accounted for as additional goodwill. For 2003, additional goodwill of approximately $3,423,000 was recorded for the earn-out consideration.

Additionally, if the minimum $3.5 million thresholds above are achieved, a payment of 5.56% of Enhance Interactive’s income before taxes for calendar years 2003 and 2004, up to an aggregate maximum of $1 million will be paid to certain then current employees of Enhance Interactive (“acquisition-related retention consideration”). These amounts will be accounted for as compensation expense. The threshold determination is calculated separately for each of the calendar years 2003 and 2004. For 2003, approximately $283,000 was recorded for the acquisition-related retention consideration including employer payroll-related taxes. The amount of the total consideration to be paid to the former shareholders of Enhance Interactive was determined by an arms-length negotiation between the parties. As part of the purchase price and conditioned upon their employment subsequent to the acquisition, the Company agreed to issue 1,250,000 options to purchase Class B common shares at an exercise price of $0.75 per share to employees of Enhance Interactive. Of these options, 416,667 shares were vested upon issuance. The remaining 833,333 shares vest in one-third increments at the end of each year over a three year period. The contingent payments will be recorded as an expense in the period during which they would be earned.

The Company’s purchase method of accounting for its acquisition of Enhance Interactive resulted in all assets and liabilities being recorded at their estimated fair values on the acquisition date. For the period from February 28, 2003 through December 31, 2003, all goodwill, identifiable intangible assets and liabilities resulting, exclusive of any 2004 contingent consideration, from the Enhance Interactive acquisition have been recorded in the consolidated financial statements of the Company. The statement of operations reflecting Enhance Interactive’s results have been labeled as the “Predecessor” for the period from January 1 through February 28, 2003. The Company, including the results of Enhance Interactive since the date of acquisition, is labeled as the “Successor” in the accompanying unaudited Pro Forma condensed financial statements.

TrafficLeader Acquisition

On October 24, 2003, the Company acquired 100% of the outstanding stock of TrafficLeader, a Eugene, Oregon based company, for approximately $3.2 million in cash and acquisition costs, net of cash acquired.

Additionally, the Company issued 425,000 shares of Class B common stock subject to a separate redemption right. In the event the Company has not completed a firm commitment initial public offering with gross proceeds of at least $20 million prior to October 24, 2005, the former shareholders of TrafficLeader can redeem 425,000 shares of our Class B common stock for $8 per share (an aggregate redemption amount of $3.4 million) upon the affirmative vote of the holders of 75% of such shares. The shares were valued at $6.75 per share and the associated redemption right will be recorded as a liability, until such time as the redemption right expires or the shares are redeemed. Based on the terms of the redemption right, the redemption right will be marked to market at each reporting period until such time as the redemption right expires or the shares are redeemed.

The Company also issued 137,500 shares of restricted class B common stock that are valued at $6.75 per share. The shares were issued to employees that vest over a period of three years, with the first 16.67% vesting after six months and each additional 16.67% vest each successive 6-month period over the next two and a half years. Of those restricted shares, 29,068 non-forfeitable shares valued at approximately $196,000 are included as part of the purchase consideration. The remaining 108,432 shares were issued to employees of TrafficLeader for future services. The 108,432 shares were valued at approximately $732,000 and will be recorded as compensation expense over the associated employment period in which the shares vest. The purchase price excludes revenue-based contingent payments that depend on TrafficLeader’s achievement of revenue thresholds. For each dollar of TrafficLeader revenue in calendar 2004 in excess of $15 million, the Company will pay 10% in the form of a revenue-based payment to the former shareholders up to a maximum $1 million. These contingent payments, if made, will be accounted for as additional goodwill. For the period from October 24, 2003 through December 31, 2003, all goodwill, identifiable intangible assets and resulting liabilities, exclusive of contingent consideration, from the TrafficLeader acquisition have been recorded in the consolidated financial statements of the Company. The estimated fair values of assets acquired and liabilities assumed are based upon preliminary estimates and may not be indicative of the final allocation of purchase price consideration.

Pro Forma Financial Information

The following unaudited pro forma condensed consolidated statements of operations for the year-ended December 31, 2003 give effect to the Company’s acquisition of the Predecessor, and the acquisition of TrafficLeader as if they had occurred on January 1, 2003.

The unaudited pro forma condensed consolidated statements of operations for the period ended December 31, 2003 are based upon the historical results of operations of the Company for the period from January 17, 2003 (inception) through December 31, 2003, the Predecessor for the period from January 1 through February 28, 2003 and TrafficLeader for the period ended October 23, 2003. The unaudited pro forma condensed consolidated statements of operations and the accompanying notes should be read in conjunction with the historical financial statements and notes thereto of the Company, the Predecessor and TrafficLeader.

The unaudited pro forma condensed consolidated financial information is intended for illustrative purposes only and is not necessarily indicative of the combined results that would have occurred had the acquisitions taken place on January 1, 2003, nor is it necessarily indicative of results that may occur in the future.

MARCHEX, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2003

	Predecessor	Successor	TrafficLeader
	Period from January 1 to February 28, 2003	Period from January 17, 2003 (inception) to December 31, 2003	Period from January 1 to October 23, 2003	Pro Forma Adjustments		Pro Forma Combined
Revenue	$3,071,055	19,892,158	4,388,753	—		27,351,966

Expenses:
Service Costs (1)	1,732,813	11,292,070	3,372,050			16,396,933
Sales and marketing (1)	365,043	2,460,683	374,293			3,200,019
Product development (1)	144,479	1,291,422	140,647			1,576,548
General and administrative (1)	234,667	2,743,919	343,369			3,321,955
Acquisition-related retention consideration (2)	—	283,269	—			283,269
Stock-based compensation (3)	38,981	2,125,110	9,968	362,999	(e)	2,659,280
				122,222	(g)
Amortization of intangible assets (4)	—	3,023,408	—	579,500	(a)	4,133,308
				530,400	(c)

Total operating expenses	2,515,983	23,219,881	4,240,327	1,595,121		31,571,312

Income (loss) from operations	555,072	(3,327,723)	148,426	(1,595,121)		(4,219,346)
Other income (expense)
Interest income	1,529	45,874	663	—		48,066
Adjustment to fair value of redemption obligation	—	25,500	—	—		25,500
Other income (expense)	—	2,685	(793)	—		1,892

Total other income (expense)	1,529	74,059	(130)	—		75,458
Income (loss) before provision for income taxes	556,601	(3,253,664)	148,296	(1,595,121)		(4,143,888)

Income tax expense (benefit)	224,082	(1,084,312)	—	(216,200	) (b)	(1,263,526)
				(203,408	) (d)
				61,323	(f)
				(45,011	) (k)

Net income (loss)	332,519	(2,169,352)	148,296	(1,191,825)		(2,880,362)
Accretion of redemption value of redeemable convertible preferred stock	—	1,318,885	—	—		1,318,885

Net Income (loss) applicable to common stockholders	$332,519	(3,488,237)	148,296	(1,191,825)		(4,199,247)

Basic and diluted net loss per share applicable to common stockholders		$(0.26)				(0.31)
Shares used to calculate basic and diluted net loss per share		13,259,747		374,384	(i)	13,634,131
Adjusted pro forma basic and diluted net loss per share applicable to common stockholders		$(0.18)				(0.22)
Shares used to calculate adjusted pro forma basic and diluted net loss per share		19,011,093		374,384	(l)	19,385,477

(1) Excludes acquisition-related retention consideration, stock-based compensation and amortization of intangible assets

(2) Components of acquisition-related retention consideration:
Service costs	$—	33,723	—	—		33,723
Sales and marketing	—	96,262	—	—		96,262
Product development	—	104,233	—	—		104,233
General and administrative	—	49,051	—	—		49,051

(3) Components of stock-based compensation:
Service costs	$190	9,776	3,219	3,300		16,485
Sales and marketing	715	421,871	3,156	21,755		447,497
Product development	37,710	241,080	3,166	8,187		290,145
General and administrative	366	1,452,383	427	451,977		1,905,153

(4) Components of amortization of intangible assets:
Service costs	$—	2,216,958	—	716,352		2,933,310
Sales and marketing	—	348,117	—	301,882		649,999
Product development	—	—	—	—		—
General and administrative	—	458,333	—	91,666		549,999

See notes to unaudited pro forma condensed consolidated Statements of Operations.

MARCHEX, INC.

Notes To Unaudited Pro Forma Condensed Consolidated Statements of Operations

Pro Forma Adjustments.

The following adjustments were applied to the historical statements of operations of the Company, the Predecessor and TrafficLeader to arrive at the unaudited pro forma condensed consolidated statements of operations:

(a)	Represents the amortization of identifiable intangible assets associated with the Company’s acquisition of the Predecessor, which are amortized over their useful lives ranging from 24 to 42 months, amortization of $3.5 million in the first twelve months, following the acquisition. The Company, for the period from January 17, 2003 (inception) to December 31, 2003, recorded approximately $2.9 million of amortization related to the above-noted identifiable intangible assets.

(b)	Represents the deferred income tax benefit associated with the amortization of intangibles in connection with the Company’s acquisition of the Predecessor.

(c)	Represents the amortization of identifiable intangible assets associated with the acquisition of TrafficLeader, which are amortized over their useful lives ranging from 12 to 36 months, amortization of $653,000 in the first twelve months following the acquisition. The Company, for the period of January 17, 2003 (inception) to December 31, 2003, recorded approximately $123,000 of amortization related to the above-noted identifiable intangible assets.

(d)	Represents the deferred income tax benefit associated with the amortization of intangibles in connection with the acquisition of TrafficLeader.

(e)	Represents stock-based compensation charges associated with shares of restricted Class B common stock issued to employees of TrafficLeader valued at approximately $732,000 at the transaction date. The Company is recognizing stock-based compensation expense for the value of these shares over the associated employment period in which these shares vest, which results in $476,000 in amortization in the first twelve months following the acquisition. The Company, for the period from January 17, 2003 (inception) to December 31, 2003, recorded approximately $112,000 relating to the above-noted restricted shares.

(f)	Represents pro-forma income tax expense as though TrafficLeader was taxed as a C Corporation for the periods presented. Prior to the Company’s acquisition, TrafficLeader was an S-Corp, in which case shareholders were taxed on their portion of TrafficLeader’s taxable income.

(g)	Represents stock-based compensation charges associated with options issued to employees of Enhance Interactive. As part of the Enhance Interactive purchase agreement, the Company agreed to issue 1,250,000 options to purchase Class B common shares at an exercise price of $0.75 per share to employees of Enhance Interactive. 416,667 of these options were vested upon issuance. The remaining 833,333 shares vest in one-third increments at the end of each year over a three year period. The intrinsic value associated with the initial grant of the 1,250,000 options totaled $1,800,000. Compensation totaling $600,000 was recognized for the 416,667 options that vested upon issuance. For the 833,333 remaining options, the Company is recognizing stock-based compensation expense over the associated employment period in which these shares vest which results in $733,333 in amortization for the first twelve months following the acquisition. The Company, for the period from January 17 (inception) to December 31, 2003, recorded approximately $1,211,000 relating to the above-noted options, excluding the variable accounting charges noted below.

125,000 of the 416,667 vested options are held in escrow as security for the indemnification obligations under the merger agreement and are subject to forfeiture. These options are accounted for by the Company as variable awards because they are subject to forfeiture, until the expiration of the escrow period which is

MARCHEX, INC.

Notes To Unaudited Pro Forma Condensed Consolidated Statements of Operations—(Continued)

February 28, 2004. In accounting for variable awards, compensation cost is measured each period as the amount by which the then fair market value of the stock exceeds the exercise price. Changes, either increases or decreases in the fair value of those awards between the date of grant and the measurement date, result in a change in the measure of compensation for the award. Compensation costs recognized by the Company for the period from January 17, 2003 (inception) to December 31, 2003 for these 125,000 options were approximately $781,000. Of the $781,000, a total of $180,000 is included as part of the $600,000 compensation amount noted above that was recognized at the time of issuance. In periods prior to the acquisition of the Enhance Interactive, the Company and the Predecessor have not given effect in the pro forma statement of operations to the potential impact of the variable plan accounting because the effect is non-recurring.

The option grants were for post acquisition services and were not accounted for as part of the merger consideration.

(h)	Represents the deferred income tax expense (benefit) associated with the recognition of stock-based compensation adjustments for options issued to employees of Enhance Interactive.

(i)	The following is a reconciliation of shares used to compute historical basic and diluted net loss per share to historical pro forma basic and diluted net loss per share and to shares used to compute adjusted pro forma basic and diluted net loss per share for the combined twelve month period ended December 31, 2003. Potentially dilutive securities were not included in the computations because their effects would be anti-dilutive.

	Pro Forma basic and diluted	Adjusted Pro Forma basic and diluted
Shares used to calculate net loss per share	13,259,747	13,259,747
Pro forma shares issued in TrafficLeader acquisition subject to redemption right	341,954	341,954
Pro forma restricted shares issued in TrafficLeader acquisition	23,394	23,394
Weighted average restricted shares issued in TrafficLeader acquisition for services expected to vest during the period	9,036	9,036
Weighted average shares assuming conversion of Series A redeemable convertible
Preferred stock at the original issuance date	—	5,751,346

Shares used to calculate pro forma and adjusted pro forma basic and diluted net loss per share	13,634,131	19,385,477

If the proposed initial public offering (IPO) is consummated under the terms presently anticipated, each of the 6,724,063 outstanding shares of the Company’s Series A redeemable convertible preferred stock will automatically convert into 1 share of Class B common stock upon closing of the proposed IPO.

The adjusted pro forma basic and diluted shares used to calculate net loss per share are calculated above as if the Series A redeemable convertible preferred stock had converted into shares of common stock at the original issuance date.

(j)

Based upon the terms of the redemption right of $8 per share on the 425,000 shares issued in the TrafficLeader acquisition, the obligation will be reflected as a liability and is subject to variable plan

MARCHEX, INC.

Notes To Unaudited Pro Forma Condensed Consolidated Statements of Operations—(Continued)

accounting. The obligation will be marked to market at each reporting date until such time as the redemption right expires or the shares are redeemed. No adjustment for possible changes in the value of the redemption right has been reflected in the accompanying pro forma statements.

(k)	Other information.

The purchase price for Enhance Interactive (“Predecessor”) excludes earnings-based contingent payments that depend on Enhance Interactive’s achievement of minimum income before taxes excluding stock-based compensation and amortization of intangible assets related to the acquisition (“earnings before taxes”) thresholds in calendar year 2003 and 2004. The payment of the earn-out amounts is based on the formula of 69.44% of the Enhance Interactive’s 2003 and 2004 earnings before taxes up to an aggregate maximum payout cap of $12.5 million. In the event earnings before taxes does not exceed $3.5 million for 2003 or 2004, then no amount shall be payable for the related period. Any amounts will be accounted for as additional goodwill. For 2003, additional goodwill of $3,243,000 was recorded for the earn-out consideration.

In addition, if the individual $3.5 million thresholds above are achieved, a payment of 5.56% of Enhance Interactive’s earnings before taxes for calendar years 2003 and 2004, up to an aggregate maximum of $1 million will be paid to certain current employees of Enhance Interactive (acquisition retention consideration). These amounts will be accounted for as compensation. The threshold determination is calculated separately for each of calendar years 2003 and 2004. For 2003, $283,000 was recorded for the acquisition-related retention consideration.

Estimated amortization relating to intangible assets acquired as part of the acquisition of Enhance Interactive for the next five years is: $3.5 million in 2004, $1.9 million in 2005 and $83,000 in 2006.

The purchase price for TrafficLeader excludes revenue-based contingent earn-out payments that depend on TrafficLeader’s achievement of revenue thresholds. For each dollar of TrafficLeader revenue in calendar 2004 in excess of $15 million, the Company, at the end of 2004, will pay 10% in the form of an earn-out based payment to the former TrafficLeader shareholders up to a maximum $1 million. Any amounts paid under this provision will be accounted for as additional goodwill.

In the event there is a change in control of the Company or of TrafficLeader, or the termination without cause or resignation for good reason of both of TrafficLeader’s CEO and CTO on or prior to December 31, 2004, the Company will be obligated to pay the full amount of the $1 million performance-based contingent payment; if awarded, the payment would be recorded as compensation.

Estimated amortization relating to intangible assets acquired as part of the acquisition of TrafficLeader for the next five years is: $597,000 in 2004, $353,000 in 2005 and $227,000 in 2006.

4,000,000 Shares

Marchex, Inc.

Class B Common Stock

Dealer Prospectus Delivery Obligation

Until             , 2004, 25 days after the date of this offering, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

The certificate of incorporation and the by-laws of the registrant provide that the registrant shall indemnify its officers, directors and certain others to the maximum extent permitted by the General Corporation Law of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware provides in relevant part as follows:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative) other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The General Corporation Law does not allow for the elimination or limitation of liability of a director: (i) for any breach of a director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) arising under Section 174 thereof; or (iv) for any transaction from which the director derived an improper personal benefit. The General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

In addition, pursuant to our certificate of incorporation and by-laws, we shall indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

The underwriting agreement between us and the underwriters of this offering provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed at Exhibit 1.1 hereto.

We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers. We have entered into indemnification agreements with each of our directors and our executive officers.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than the underwriting discounts and commissions) payable in connection with the sale of the Class B common stock offered hereby, all of which will be paid by Marchex, Inc. Certain of these expenses are based on the best estimate of Marchex, Inc., as indicated below.

	Amount to be Paid
SEC registration fee	$2,832	*
NASD filing fee	3,720	*
NASDAQ National Market listing fee	100,000	*
Printing and engraving expenses	125,000	*
Legal fees and expenses	355,000	*
Accounting fees and expenses	435,000	*
Blue sky fees and expenses	35,000	*
Transfer agent and registrar fees and expenses	25,000	*
Miscellaneous fees and expenses	18,448	*

Total	$1,100,000

*	Estimated amount of expense as of the filing date of this Amendment No. 1 to Registration Statement.

Item 26. Recent Sales of Unregistered Securities

Since our inception on January 17, 2003, we have issued the following securities, none of which have been registered under the Securities Act of 1933, as amended (the “Act”):

1. In January 2003, we issued and sold an aggregate of 12,250,000 shares of our Class A common stock to our five founding officers for aggregate cash consideration of $122,500.

2. In January 2003, we issued and sold 1,000,000 shares of our Class B common stock to a limited liability company controlled and managed by one of our founding officers for cash consideration of $10,000.

3. In February 2003, we also issued 5,000 shares of Class B common stock for services pursuant to a stock grant agreement.

4. In February and May 2003, we issued and sold 6,724,063 shares of our Series A redeemable convertible preferred stock to ninety-four (94) investors, each of whom we reasonably believe is an “accredited investor” within the meaning of Rule 501 of Regulation D of the Act, for an aggregate cash consideration of approximately $20,172,201.

5. In October 2003, we issued 562,500 shares of our Class B common stock as partial consideration in connection with our acquisition of TrafficLeader, with an allocated value of $3,796,875.

            6. Since our inception, under the stock incentive plan, we have granted options to a number of our employees, directors and consultants to purchase an aggregate of: (i) 2,421,500 shares of our Class B common stock with a weighted average exercise price of $1.67 per share; and (ii) 775,100 shares of our Class B common stock with an exercise price equal to the initial public offering price per share.

No underwriters were involved in any of the foregoing transactions. Such sales and issuances of stock and issuance of options were made in reliance upon an exemption from the registration provisions of the Act set forth in Section 4(2) and Rule 506 of Regulation D thereof relative to the sale by an issuer not involving a public offering or the rules and regulations thereunder, or in the case of certain options to purchase shares of Class B common stock, Rule 701 of the Act. All of the foregoing securities are deemed restricted securities for purposes of the Act.

Item 27. Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description
*1.1	Form of Underwriting Agreement.

**2.1	Agreement and Plan of Merger, dated as of February 19, 2003, by and among Registrant, Marchex Acquisition Corporation, eFamily.com, Inc., the Shareholders of eFamily.com, Inc., ah-ha.com, Inc. and Paul J. Brockbank, as Stockholder Representative.

**2.2	Agreement and Plan of Merger, dated as of October 1, 2003, by and among Registrant, Sitewise Acquisition Corporation, TrafficLeader, Inc., the Shareholders of TrafficLeader, Inc. and Gerald Wiant, as Shareholder Representative.

**3.1	Certificate of Incorporation of the Registrant.

**3.2	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock.

***3.3	Certificate of Amendment to the Certificate of Incorporation of the Registrant.

**3.4	By-laws of the Registrant, as currently in effect.

***4.1	Specimen stock certificate representing shares of Class B common stock of the Registrant.

**4.2	Stockholders’ Agreement, dated as of January 23, 2003, by and among the Registrant and the investors named therein.

**4.3	Stock Transfer and Restriction Agreement, dated as of October 24, 2003, by and among the Registrant and those holders of Class B common stock named therein.

**4.4	Series A Preferred Stock Subscription and Stock Purchase Agreement.

*4.5	Form of Representative’s Warrant Agreement.

*5.1	Form of Opinion of Nixon Peabody LLP.

***10.1	Amended and Restated 2003 Stock Incentive Plan.

**10.2	Sublease Assignment and Assumption Agreement, dated as of January 18, 2003, by and between Marrch Holdings, LLC, the Registrant and Ecology and Environment, Inc.

**10.3	Office Lease, dated as of September 5, 2003, by and between the Registrant and Selig Real Estate Holdings Five.

**10.4	Sublease, dated as of March 13, 2000, by and between MyFamily.com, Inc. and ah-ha.com, Inc.

**10.5	Indenture of Lease, dated as of August 31, 2001, by and between A&A Properties, N.W., L.L.C. and Sitewise Marketing, Inc.

Number	Description
**10.6	Sublease, dated as of June 1, 2003, by and between Radiant Marketing Solutions, Inc., as sublessor, and Sitewise Marketing, Inc., as sublessee, and Jerry Wiant and Bruce Fabbri, as guarantors.

**10.7	Executive Employment Agreement, dated as of January 17, 2003, by and between Russell C. Horowitz and the Registrant.

*10.8	Executive Employment Agreement, dated as of May 1, 2003, by and between Michael A. Arends and the Registrant.

*10.9	Form of Director and Executive Officer Indemnification Agreement.

*10.10	2004 Employee Stock Purchase Plan.

*10.11	Letter of Intent, dated as of February 11, 2004, by and between Seattle’s Best Coffee, LLC and the Registrant.

***10.12	Sublease, dated as of February , 2004, by and between Seattle’s Best Coffee, LLC and the Registrant.

**21.1	Subsidiaries of the Registrant.

*23.1	Independent Auditors’ Consent.

*23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-5).

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 28. Undertakings

Undertaking Required by Regulation S-B, Item 512 (d):

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing of this offering specified in the underwriting agreement certificates in such denomination and registered in such names as required by the underwriters to permit proper delivery to each purchaser.

Undertaking Required by Regulation S-B, Item 512 (e):

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to any arrangement, provision or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Undertaking Required by Regulation S-B, Item 512 (f):

The undersigned registrant hereby undertakes to:

(1) for determining any liability under the Securities Act of 1933, as amended (the “Securities Act”), treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective; and

(2) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, in the City of Seattle, State of Washington on February 18, 2004.

MARCHEX, INC.

By:	/s/ RUSSELL C. HOROWITZ
Russell C. Horowitz
Chairman and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Marchex, Inc., hereby severally constitute and appoint Russell C. Horowitz and Michael A. Arends, and each of them singly, our true and lawful attorneys, with full power to them and each of them to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement and any related subsequent registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and generally to do all things in our names and on our behalf in such capacities to enable Marchex, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement was signed by the following persons in the capacities and on the dates indicated:

Signature	Date
/s/ RUSSELL C. HOROWITZ	February 18, 2004
Russell C. Horowitz
Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ MICHAEL A. ARENDS	February 18, 2004
Michael A. Arends
Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JOHN KEISTER	February 18, 2004
John Keister
President, Chief Operating Officer and Director

/s/ DENNIS CLINE	February 18, 2004
Dennis Cline
Director

/s/ JONATHAN FRAM	February 18, 2004
Jonathan Fram
Director

/s/ RICK THOMPSON	February 18, 2004
Rick Thompson
Director

EXHIBIT INDEX

Number	Description

*1.1	Form of Underwriting Agreement.

**2.1	Agreement and Plan of Merger, dated as of February 19, 2003, by and among Registrant, Marchex Acquisition Corporation, eFamily.com, Inc., the Shareholders of eFamily.com, Inc., ah-ha.com, Inc. and Paul J. Brockbank, as Stockholder Representative.

**2.2	Agreement and Plan of Merger, dated as of October 1, 2003, by and among Registrant, Sitewise Acquisition Corporation, TrafficLeader, Inc., the Shareholders of TrafficLeader, Inc. and Gerald Wiant, as Shareholder Representative.

**3.1	Certificate of Incorporation of the Registrant.

**3.2	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock.

***3.3	Certificate of Amendment to the Certificate of Incorporation of the Registrant.

**3.4	By-laws of the Registrant, as currently in effect.

***4.1	Specimen stock certificate representing shares of Class B common stock of the Registrant.

**4.2	Stockholders’ Agreement, dated as of January 23, 2003, by and among the Registrant and the investors named therein.

**4.3	Stock Transfer and Restriction Agreement dated as of October 24, 2003, by and among the Registrant and those holders of Class B common stock named therein.

**4.4	Series A Preferred Stock Subscription and Stock Purchase Agreement.

*4.5	Form of Representative’s Warrant Agreement.

*5.1	Form of Opinion of Nixon Peabody LLP.

***10.1	Amended and Restated 2003 Stock Incentive Plan.

**10.2	Sublease Assignment and Assumption Agreement, dated as of January 18, 2003, by and between Marrch Holdings, LLC, the Registrant and Ecology and Environment, Inc.

**10.3	Office Lease, dated as of September 5, 2003, by and between the Registrant and Selig Real Estate Holdings Five.

**10.4	Sublease, dated as of March 13, 2000, by and between MyFamily.com, Inc. and ah-ha.com, Inc.

**10.5	Indenture of Lease, dated as of August 31, 2001, by and between A&A Properties, N.W., L.L.C. and Sitewise Marketing, Inc.

**10.6	Sublease, dated as of June 1, 2003, by and between Radiant Marketing Solutions, Inc., as sublessor, and Sitewise Marketing, Inc., as sublessee, and Jerry Wiant and Bruce Fabbri, as guarantors.

**10.7	Executive Employment Agreement, dated as of January 17, 2003, by and between Russell C. Horowitz and the Registrant.

*10.8	Executive Employment Agreement, dated as of May 1, 2003, by and between Michael A. Arends and the Registrant.

*10.9	Form of Director and Executive Officer Indemnification Agreement.

*10.10	2004 Employee Stock Purchase Plan.

*10.11	Letter of Intent, dated as of February 11, 2004, by and between Seattle’s Best Coffee, LLC and the Registrant.

***10.12	Sublease, dated as of February , 2004, by and between Seattle’s Best Coffee, LLC and the Registrant.

**21.1	Subsidiaries of the Registrant.

*23.1	Independent Auditors’ Consent.

*23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (see Page II-5).

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.